
13000541

Received SEC

MAR 18 2013

Washington, DC 20549

2012 ANNUAL REPORT


SIMPSON Strong-Tie

SIMPSON

manufacturing co., inc.



Ever since Barclay Simpson received his first order for a custom connector in 1956, the company has focused on putting its customers first. Our phrase "our customers are our bosses" is a simple philosophy that permeates all that we do.

From our very early leaders, including our product innovation pioneer Tyrell Gilb and our sales champion Hugh Oliphant, we have cultivated a culture that encourages creativity, curiosity and autonomy. These values continue to guide the work we do today and will lead us into the future.

At Simpson Manufacturing Co., Inc. and through its primary subsidiary, Simpson Strong-Tie Company Inc., we are committed to hiring the best people, producing quality products and supporting our customers every step of the way – from order placed to product installed.

genuine

When customers choose Simpson Strong-Tie, they choose reliability, innovation, quality and service. We do not take their choice for granted.

In everything we do, we're working to understand our customers' needs and build relationships with trust, integrity and respect. We believe it's the work that we do and the way we treat people that matter. For us, it's about doing what's right. It's about being genuine.

shareholders' message

It has been a challenging few years in the building industry, but despite these challenges, we look to the future with great excitement. We have always been a long-range company, and in the last 55+ years, we've weathered our fair share of industry ups and downs. Keeping our eye on the future by seeking out new markets and opportunities has helped us achieve positive, long-term outcomes. We continue to invest in our future by staying true to our company values and focusing on our business strategy: **Strengthen + Seize + Take.**

Strengthen our core business. Our goal is to increase our market share in our core connector business. By continuing our focus on customer service and being a true business partner, we are strengthening existing customer relationships and building new ones. We're improving our efficiency and driving costs down through our lean manufacturing initiatives, resulting in better service for our customers. And we're investing in technology through mobile apps and software programs that help our customers do their jobs more efficiently.

Seize new business areas. While we will continue to nurture our core connector business, we also recognize the need to expand into new markets and product lines. We have taken serious steps in that direction with several acquisitions in the past two years that have deepened our connection to infrastructure, commercial and industrial construction. We are excited about where we can take the products and industry knowledge we have gained from our recent acquisitions. In 2012, we also officially entered the truss plate manufacturing and software business with the introduction of Integrated Component Systems. The customer response to this new offering has been very positive, and we look forward to continued growth in this area in the years ahead.

Take our product lines worldwide. We continue to expand our presence across the globe, introducing and growing our product lines of connectors, anchors, fasteners, fastening systems and concrete products throughout Europe, Asia and Australia. While Europe continues to have its own economic challenges, the need for investment in decaying infrastructure is worldwide. We believe our offering of products and services that improve the structural integrity of homes, buildings and infrastructure will be highly sought after in the years ahead.

This long-term strategy drives our decisions for growth and how we operate our company. Despite economic conditions, our sales were up nearly 9% in 2012. The integration of prior acquisitions, development of new products and expansion into product lines for concrete applications were contributing factors to the increase.

Our balance sheet is strong and our quarterly dividend is 12½ cents per share.

We invite you to take a closer look at who we are, what we do and how we continue to create value for our customers.

Sincerely,



Karen Colonias
President and
Chief Executive Officer



Tom Fitzmyers
Chairman

financial highlights

	2012	2011	% Change
Net Sales*	**$657,236**	$603,446	8.9%
Income from Operations*	**$61,709**	$74,057	<16.7%>
Net Income*	**$41,918**	$50,900	<17.6%>
Diluted Earnings per Share*	**$0.87**	$1.04	<16.3%>
Total Assets	**$890,322**	$836,087	6.5%
Stockholders' Equity	**$789,568**	$758,363	4.1%
Common Shares Outstanding	**48,422,326**	48,162,785	0.5%
Number of Employees	**2,188**	1,975	10.8%

Dollars in thousands except per share amounts.
**Amounts are from continuing operations.*



Net Sales*
Stockholders' Equity
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
2008
2009
2010
2011
2012
Earnings per Share*
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
2008
2009
2010
2011
2012



Factories, offices and warehouses in Australia, Austria, Canada, China, Czech Republic, Denmark, France, Germany, Hong Kong, Netherlands, New Zealand, Poland, Portugal, Scotland, Switzerland, Taiwan, UK, United Arab Emirates and USA.

Distribution in Australia, Canada, Chile, China, parts of Eastern Europe, Egypt, Japan, Korea, Mexico, Middle East, New Zealand, parts of Northern Europe, South Africa, parts of Southeast Asia, UK, USA and Western Europe.

Our customers trust us to deliver proven product solutions that save time and money. We honor that trust. Since that first order for a connector, we've focused on helping our customers solve problems. Whether that's developing a structural connector to strengthen homes to resist earthquakes and hurricanes or a special epoxy to repair water damage to a 50-year-old bridge, our customers rely on us to have the product for any structural need.

By creating structural products that result in safer, stronger structures, we're not only solving our customers' challenges, we're helping to save lives. This is why we do what we do. And this is why it is critical that we do it right. Our customers are counting on us.


trust

"I choose Simpson Strong-Tie because of the quality, breadth of products and my absolute peace of mind after finishing a job. I know my customer's job is done right, meets code and is safe."

Gene W. Stout
Owner
G & A Contractors



We are a long-range company. We continue to explore, invest in and pursue greater opportunities for growth. We do this because we believe in what we do, and because we are committed to our people and our customers. It's these time-honored principles and values that align with our business strategy: **Strengthen our core business. Seize new business areas. Take our product lines worldwide.**

We are strengthening our core to increase market share with our connector product line throughout North America. We're focused on adding value to our customers while addressing competitive pressure head on. We're supporting our core customers while attracting new ones with our fresh marketing and sales program, "Genuine Simpson Strong-Tie Connectors." We've invested in technology with mobile and web-based apps for customers, utilizing social media, blog posts and videos to connect and engage our customers and to help them do their jobs more efficiently.

We are seizing new business areas through thoughtful acquisitions to continue to diversify our product offering. By leveraging our industry knowledge and extensive customer network, we have forged into new and complementary markets. We make these decisions with a high regard for protecting our reputation and our brand and executing our strategy. We began this effort with our anchor systems offering, and we continue to invest in product lines, including concrete repair, fiber-reinforced polymers and cold-formed steel.

invest

We are taking our product lines worldwide to continue to expand our presence across the globe, introducing and growing our product offering throughout Europe, Asia and Australia. We look for new market opportunities in wood-frame construction as well as concrete and steel construction, which is more prevalent around the world.

We believe this strategy will take our company forward well into the 21st century.

"We use Simpson Strong-Tie for the simple fact of no nonsense ease of use, wide variety of applications and great support behind the scenes. We have never had a need that was not fulfilled."

Aron Groth, Owner, A-Square Builders LLC

1956
Barclay Simpson created his first connector, launching Simpson Strong-Tie in the structural-connector business for wood-frame construction




pioneer

Success is seldom achieved without taking risks. So, when it comes to new ideas, we stay curious – always working creatively to develop the best building products and services in the industry that make structures safer.

What continues to drive us? A better understanding of how structures perform, advancing our design technology and improving building safety. Together, we've created a legacy of innovative product development that lives on through the work we do every day.



1994
Began offering anchor systems products for concrete and masonry construction

1997
Introduced structural screws, our entry into the fastening systems market



1999
Launched pre-fabricated shear walls, our segue into offering lateral systems solutions



2009
Launched our moment frame product line for wood and steel framing, expanding lateral systems solutions to mid-rise construction

2011
Introduced products that repair, protect and strengthen concrete, increasing our presence in the infrastructure, commercial and industrial industry


CS
Build
CS
Truss

2012
Launched our Integrated Component Systems offering of truss plates and software

"I have been specifying Simpson Strong-Tie products from the beginning of my engineering career. There is "No Equal" in quality of products and the service provided. Simpson Strong-Tie is constantly keeping step with the ever-changing building trends and is constantly perfecting their craft."
John Rodriguez, Engineering Technician, Pacific Northwest Engineering, Inc.

Today, Simpson Strong-Tie is the world leader in the wood connector business. In fact, we've come to define the structural-connector industry. Why? It's because we've worked with construction professionals for decades; we've earned product specifications; we've remained a strong and stable company; and we're evolving with new solutions and greater product availability to address new construction needs, processes and codes to save our customers time and money.

Every day we're expanding our knowledge and pushing boundaries in research and development. We study the effects of natural disasters, building codes and structural safety at our test labs around the world.

Our Wood Testing Laboratory at our home office is accredited in more than 20 international construction standards. With a seismic shake table and cyclic static test rig at our state-of-the-art Tyrell Gilb Research Laboratory, we can test our products on full-scale structures. For the concrete market, new anchor and adhesive products are developed and tested at our Addison, Illinois, facility.

This focus on R&D and testing is not inexpensive – but it has paid off. We continue to prove the performance of our products. As a result, our customers know that they can call us anytime, day or night, and get the real data they need to specify with confidence. As the brand that built the business and is known for integrity, we've worked hard for our customers to recognize that there is no equal – in products, service, specification and solutions. And that has made all the difference.

"Given a choice, I always select Simpson Strong-Tie. I am quite impressed by Simpson Strong-Tie's research and development to improve existing products and produce new ones. I have been fascinated by the extensive research facilities, especially the multi-story structure on the shake table for earthquake research. This level of R&D tells me Simpson Strong-Tie backs everything they sell."

Paul Austin, President & Construction Manager, Northern Berkshire Habitat for Humanity, Inc.


integrity
AB-013
SIMPSON
Strong-Tie



"I choose genuine Simpson Strong-Tie for one thing. Reliability. Plain, straightforward reliability. Engineered reliability."

Ken Streiff, Owner, Ken Streiff Co.

lean



The right product, at the right place, at the right time – that's our manufacturing goal. Our customers don't want to pay for waste; they want parts. Several years ago, we implemented a lean manufacturing process that ensures we continually look for ways to increase our efficiency while reducing our costs. We optimize resources, materials, equipment, labor, time and space to improve productivity.

Every hour of downtime we save gives us flexibility to run other products, test new processes or improve other areas. And ultimately, our customers benefit by keeping our prices competitive, ensuring our products are always available and delivering a consistent, high-quality product every time.

commitment



At the core of our culture lives a commitment to our customers to provide unparalleled service. Whether it's timely, accurate shipping of orders or quickly responding to jobsite issues, we're there to help them get the job done.

Our customers rely on us to keep them up to speed on the latest code changes, building practices and industry trends. We offer online and in-classroom training courses across North America and have created specific educational programs for our builder customers. In 2012, we trained more than 7,900 customers on site and 4,500 customers online. Our experts teach introductory to advanced courses – everything from anchor system installation and engineered wood-frame construction to seismic and high-wind design.

"I know that when I specify Simpson Strong-Tie connectors I will get consistent quality and a product that works. Municipalities recognize the name and even the smallest general contractor can work with them. Most of all, when I have a question, I know that there are qualified people always available to respond immediately, sometimes offering new and innovative solutions. I can be a little more creative knowing that a solution can be found to pretty much any design challenge."

Robert A. Clifton, R.A., Principal, Robert A. Clifton, Architect

When it comes to technical support, we make sure our engineering expertise is available when our customers need it. Our engineers handle technical questions and come up with design solutions for the most complex needs. On the jobsite, our sales professionals are always on call. Every day we're demonstrating the value of our products – educating installers, addressing questions and communicating between contractors, engineers and building officials. We're delivering catalogs that set the standard, creating eye-grabbing point of sale and spreading the word with advertising campaigns and tradeshows – all to build the brand and boost sales.

Whether by phone, online, email or on the jobsite, we believe in putting our customers first. Together, Simpson Strong-Tie is supporting builders, specifiers, code officials, dealers and retailers with the best service in the business.


SIMPSON
Strong-Ti

"Since 1987 when I started working construction, Simpson Strong-Tie became part of our construction family. We worked side by side and over the years we created amazing products for our customers. We build houses and commercial buildings, and when I walk in and see those buildings still standing, thanks to Simpson Strong-Tie products, it makes me proud. With Simpson Strong-Tie in my corner, we achieve excellence in everything we do. That's why I will only use genuine Simpson Strong-Tie products."

Gerardo Esparza, Co-Owner/CEO/VP of Operations, RGI Pacific



At Simpson Strong-Tie, we're taking our company onward and upward. For more than 55 years, we've focused on doing things the right way, bringing value to our customers and our company.

And today, with that genuine spirit, we continue looking ahead – strengthening our core, seizing new business areas and taking our products worldwide. We're proud of our legacy of thinking differently and taking risks – while researching, testing and developing new products. We're invested in improving our productivity, sharing our knowledge and putting our customers first. And we're honored to give back to the communities where we live.

In everything we do, we strive for one goal – to help people build safer, stronger structures. Whether it's hiring the best people, launching a new product or taking care of our customers, we will continue to focus on doing it right.





Office
Street Address | 5956 W. Las Positas Boulevard, Pleasanton, CA 94588, USA | (800) 925-5099
Mailing Address | P.O. Box 10789, Pleasanton, CA 94588

2013 Officers

Thomas J Fitzmyers
Chairman

Karen Colonias
President and Chief Executive Officer

Brian J. Magstadt
Chief Financial Officer, Treasurer and Secretary

Michael J. Herbert
Vice President

Jeffrey E. Mackenzie
Vice President

Phillip "Terry" Kingsfather
President and Chief Executive Officer
Simpson Strong-Tie Company Inc.

2013 Board of Directors

Thomas J Fitzmyers(4)
Chairman

James S. Andrasick(2)(4)
Chairman (retired)
Matson Navigation

Jennifer A. Chatman(1)(2)(3)(5)
Paul J. Cortese Distinguished
Professor of Management
Haas School of Business,
University of California, Berkeley

Earl F. Cheit(2)(3)(5)
Dean Emeritus of the Haas School of Business
University of California, Berkeley

Gary M. Cusumano(4)(5)
Chairman (retired)
The Newhall Land and Farming Company

Peter N. Louras, Jr.(1)(2)(4)(5)
Group Vice President (retired)
The Clorox Company

Robin Greenway MacGillivray(2)(3)(4)(5)
Senior Vice President – One AT&T Integration
AT&T

Barclay Simpson(5)
Chairman Emeritus

Barry Lawson Williams(1)(3)(4)(5)
General Partner (retired)
Williams Pacific Ventures, Inc.

(1) Member of Compensation and Leadership Development Committee
(2) Member of Audit Committee
(3) Member of Governance and Nominating Committee
(4) Member of Acquisitions and Strategy Committee
(5) Member of Growth Committee

Annual Meeting

The annual meeting of stockholders will take place at 2:00 pm, Pacific Daylight Time, on Tuesday, April 23, 2013, at the Company's home office located at 5956 W. Las Positas Boulevard, Pleasanton, California.

Stock Listing

Simpson Manufacturing Co., Inc.'s (the "Company's") common stock is traded on the New York Stock Exchange under the ticker "SSD."

Quarterly Stock Data

The table below shows the per-share closing price range of the Company's common stock for the last two years as quoted on the New York Stock Exchange.

	2012			2011		
	High	Low	Close	High	Low	Close
4Q	$33.74	$28.57	$32.79	$35.23	$23.43	$33.66
3Q	$30.06	$23.69	$28.62	$30.57	$23.86	$24.93
2Q	$32.48	$26.64	$29.51	$30.39	$26.05	$29.87
1Q	$34.55	$28.69	$32.25	$31.67	$26.21	$29.46

Form 10-K

The Company's annual report on Form 10-K (which is included in this report) and its quarterly and current reports on Forms 10-Q and 8-K, are filed with the Securities and Exchange Commission and are available upon request. These reports are also available on the Company's website at ***www.simpsonmfg.com***.

Investor Relations

Thomas J Fitzmyers
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Boulevard, Pleasanton, California 94588
(925) 560-9030

For an investor information package, please call (925) 560-9097.

Transfer Agent & Registrar

Computershare Trust Company, N.A.
P.O. Box 43078, Providence, RI 02940-3078

For stockholder inquiries, please call (877) 282-1168.
www.computershare.com

Independent Registered Public Accountants

PricewaterhouseCoopers LLP
Three Embarcadero Center, San Francisco, CA 94111-4004


SIMPSON
Strong-Tie
STEEL
STRONG-WALL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended December 31, 2012

OR

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from _________ to _________.

Commission file number: 1-13429

Simpson Manufacturing Co., Inc.
(Exact name of registrant as specified in its charter)

Delaware	**94-3196943**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5956 W. Las Positas Blvd., Pleasanton, CA 94588
(Address of principal executive offices)

Registrant's telephone number, including area code: **(925) 560-9000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01	**New York Stock Exchange, Inc.**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No _____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
Yes _____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes X No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer __X__ Accelerated filer ______

Non-accelerated filer ______ (Do not check if a smaller reporting company) Smaller reporting company_____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes _____ No__X__

As of June 30, 2012, there were outstanding 48,318,180 shares of the registrant's common stock, par value $0.01, which is the only outstanding class of common or voting stock of the registrant. The aggregate market value of the shares of common stock held by nonaffiliates of the registrant (based on the closing price for the common stock on the New York Stock Exchange on June 30, 2012) was approximately $1,180,927,727. As of February 20, 2013, 48,543,831shares of the registrant's common stock were outstanding.

Documents Incorporated by Reference

The information called for by Part III is incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Stockholders of the Company to be held April 23, 2013, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

This document contains forward-looking statements, based on numerous assumptions and subject to risks and uncertainties. Although the Company believes that the forward-looking statements are reasonable, it does not and cannot give any assurance that its beliefs and expectations will prove to be correct. Many factors could significantly affect the Company's operations and cause the Company's actual results to be substantially different from the Company's expectations. Those factors include, but are not limited to: (i) general economic and construction business conditions; (ii) customer acceptance of the Company's products; (iii) relationships with key customers; (iv) materials and manufacturing costs; (v) the financial condition of customers, competitors and suppliers; (vi) technological developments; (vii) increased competition; (viii) changes in capital and credit markets; (ix) governmental and business conditions in countries where the Company's products are manufactured and sold; (x) changes in trade regulations; (xi) the effect of acquisition activity; (xii) changes in the Company's plans, strategies, objectives, expectations or intentions; and (xiii) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results might differ materially from results suggested by any forward-looking statements in this report. The Company does not have an obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise. See "Item 1A – Risk Factors."

PART I

Item 1. Business.

Background

Simpson Manufacturing Co., Inc., a Delaware corporation, (the "Company"), through its subsidiary, Simpson Strong-Tie Company Inc. ("Simpson Strong-Tie" or "SST"), designs, engineers and is a leading manufacturer of wood construction products, including connectors, truss plates, fastening systems, fasteners and pre-fabricated shearwalls, and concrete construction products used for concrete, masonry and steel, including adhesives, chemicals, mechanical anchors, carbide drill bits, powder actuated tools and fiber reinforcing materials. SST markets its products to the residential construction, light industrial and commercial construction, remodeling and do-it-yourself ("DIY") markets. The Company believes that SST benefits from strong brand name recognition among architects and engineers who frequently specify in building plans the use of SST products. SST has continuously manufactured structural connectors since 1956.

On August 31, 2010, the Company sold substantially all of the assets and liabilities of Simpson Dura-Vent Company, Inc. ("Simpson Dura-Vent") pursuant to an agreement dated June 30, 2010, with M&G Holding B.V. and M&G Dura-Vent, Inc. ("M&G"). The Company decided to sell the assets of Simpson Dura-Vent to focus on the development of its other businesses. Simpson Dura-Vent represented the Company's entire venting product line. The Company retained its real estate in Vacaville, California, which it now leases to M&G, and all Simpson Dura-Vent balances related to cash, employee-related liabilities and specified long-term liabilities.

After the sale of Simpson Dura-Vent, the Company reorganized into three operating segments consisting of the North American, European and Asia/Pacific segments. The North American segment includes operations primarily in the United States and Canada. The European segment includes operations primarily in France, the United Kingdom, Germany, Denmark, Ireland, Switzerland, Portugal and Poland. The Asia/Pacific segment includes operations primarily in China, Hong Kong, Australia, New Zealand and the Middle East. These segments are similar in several ways, including the products manufactured and distributed, the types of materials used, the production processes, the distribution channels and the product applications. See Note 14 to the Company's Consolidated Financial Statements for information regarding the assets and performance of each of the Company's operating segments. See "Item 1A – Risk Factors."

SST's wood construction products are typically made of steel and are used primarily to strengthen, support and connect wood joints in residential and commercial construction and DIY projects. SST's wood construction products enhance the safety and durability of the structures in which they are installed and can save time and labor costs. SST's wood construction products contribute to structural integrity and resistance to seismic, wind and other forces. Applications range from commercial and residential building, to deck construction, to DIY projects. SST produces and markets over 12,000 standard and custom wood construction products.

SST's concrete construction products are composed of various materials including steel, chemicals and carbon fiber. They are used to strengthen, support and connect joints in residential and commercial construction and DIY projects used to repair, protect and strengthen concrete, brick or mortar structures. SST's concrete construction products enhance the safety and durability of the structures in which they are installed, can save time and labor costs, and contribute to structural integrity and resistance to seismic, wind and other forces. Applications range from industrial, commercial, infrastructure and residential structures, to DIY projects. SST produces and markets over 2,000 standard and custom concrete construction products.

SST emphasizes continuous new product development and often obtains patent protection for its new products. SST's products are marketed in all 50 states of the United States and in Europe, Canada, Asia, Australia, New Zealand, Mexico and several countries in Central and South America, Africa and the Middle East. SST's products are distributed to home centers, through wholesale distributors, to contractors, to dealers and to original equipment manufacturers ("OEMs"). SST operates manufacturing, warehouse or quality assurance facilities in California, Arizona, Texas, Ohio, Florida, Connecticut, Illinois, Washington, Tennessee, Minnesota, North Carolina, Maryland, Massachusetts, Missouri, British Columbia, Ontario, England, France, Denmark, Germany, Scotland, Poland, Czech Republic, Switzerland, Portugal, The Netherlands, Austria, Hong Kong, Australia, Dubai, China, Taiwan, Thailand, New Zealand, Vietnam and South Africa.

SST has developed and uses automated manufacturing processes. Its innovative manufacturing systems and techniques have allowed it to control manufacturing costs, while developing both new products and products that meet customized requirements and specifications. SST's development of specialized manufacturing processes has also permitted increased operating flexibility and enhanced product design innovation. The Company has 22 manufacturing locations in the United States, Canada, France, Denmark, Germany, Switzerland, Poland, Portugal, China and England. With the acquisition of S&P Clever Reinforcement Company AG and S&P Reinforcement International AG (collectively, "S&P Clever") in 2012, SST acquired additional manufacturing facilities in Switzerland, Poland and Portugal.

Industry and Market Trends

Based on trade periodicals, participation in trade and professional associations and communications with governmental and quasi-governmental organizations and with customers and suppliers, Simpson Strong-Tie believes that a variety of events and trends have resulted in significant developments in the markets that SST serves. SST's products are designed to respond to increasing demand resulting from these trends. Some of these events and trends are discussed below.

In the United States, the market has been increasingly influenced both by growing awareness that the devastation caused by seismic, wind and other disasters can be reduced through improved building codes and construction practices. In addition, environmental concerns contribute to the increasing cost and reduced availability of wood, which has led to an increase in use of engineered wood products, concrete, brick and mortar and other alternatives such as cold-formed steel. Most SST products are listed by recognized building standards agencies as complying with model building codes and are specified by architects and engineers for use in projects they are designing or supervising. The engineered wood products industry continues to develop in response to concerns about the availability of wood, and the Company believes that SST is the leading supplier of connectors for use with engineered wood products.

Natural disasters throughout the world have focused attention on safety concerns relating to the structural integrity of homes and other buildings. The 2011 earthquake in Fukushima, Japan, and the resulting tsunami, the 2011 earthquake in Christchurch, New Zealand, the 2010 earthquakes off the coast of Chile and in Haiti, the 1995 earthquake in Kobe, Japan, the 1994 earthquake in Northridge, California, the 1989 Loma Prieta earthquake in Northern California, hurricanes Hugo in 1989 and Andrew in 1992, a series of hurricanes in 2004 and 2005, including Katrina, in the southeastern United States, the 2011 Joplin, Missouri, tornado and other cataclysmic natural disasters damaged and destroyed innumerable homes and other buildings, resulting in heightened consciousness of the fragility of some of those structures.

In the face of such disasters in recent years, architects, engineers, model code agencies, contractors, building inspectors and legislators have continued efforts to improve structural integrity and safety of homes and other buildings. Based on ongoing participation in trade and professional associations and communications with governmental and quasi-governmental regulatory agencies, SST believes that building codes are being more uniformly applied and their enforcement is becoming more rigorous.

Recently, there has been consolidation among several of SST's customer groups. The industry has experienced increased complexity in some home design, and builders are more aggressively trying to reduce their costs. SST has responded to these trends by marketing its products as systems, in addition to individual parts. In some cases, SST uses sophisticated design and specification software to facilitate systems marketing.

The requirements of the Endangered Species Act, the Federal Lands Policy Management Act and the National Forest Management Act have reduced the amount of timber available for harvest from public lands. Over the past several years, this and other factors have led to the increased use of engineered wood products. Engineered wood products, which substitute for strong, clear-grained lumber historically obtained from logging older, large-diameter trees, have been developed to conserve lumber. Engineered wood products frequently require specialized connectors and fasteners. Sales of SST's engineered wood connector and fastener products have contributed significant revenues over the past several years.

SST continues to support its distribution through home centers throughout the United States. Although SST's sales to home centers declined in 2010 and 2012, they increased in 2011. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

SST's principal markets are in the building construction industry. That industry is subject to significant volatility due to real estate market cycles, fluctuations in interest rates, the availability, or lack thereof, of credit to builders, developers and consumers, inflation rates, weather, and other factors and trends. The world-wide recession and the decline in residential construction that began in 2007 reduced the demand for SST's products. In recent years, there have been indications of an economic recovery with a corresponding increase in residential construction. See "Item 1A – Risk Factors."

Business Strategy

Simpson Strong-Tie designs, manufactures and sells products that are of high quality and performance, easy to use and cost-effective for customers. SST provides rapid delivery of its products and prompt engineering and sales support. SST intends to continue efforts to increase market share in both the wood construction and concrete construction product groups by maintaining frequent contact with our customers, as well as private organizations that provide information to building code officials, both to inform them regarding the quality, proper installation, capabilities and value of SST's products and to update them about product modifications and new products that may be useful or necessary. To attract new customers, SST also intends to continue to sponsor seminars to inform architects, engineers, contractors and building officials on appropriate use and proper installation of its products and to continue to invest in mobile and web applications for customers, utilizing social media, blog posts and videos to connect and engage with customers and to help them do their jobs more efficiently.

Through acquisition and product development, utilizing industry knowledge and customer information, SST continues to diversify its product offering to be less dependent on residential housing regardless of market ups and downs. Based on its communications with customers, engineers, architects, contractors and other industry participants, SST believes it has strong brand-name recognition, which will assist in the acceptance of new products in current and new markets, both domestic and international.

SST seeks to expand its product and distribution coverage through several channels:

Distributors. SST regularly evaluates its distribution coverage and service levels provided by its distributors and from time to time modifies its distribution strategy and implements changes to address weaknesses and opportunities. SST has various programs to evaluate distributor product mix and conducts promotions to encourage distributors to add SST products that complement the mix of product offerings in their markets.

Through its efforts to increase specifications by architects and engineers, and through increasing the number of products sold to particular contractors, SST seeks to increase sales to channels that serve building contractors. SST continuously seeks to expand the number of contractors served by each distributor through such sales efforts as demonstrations of product cost-effectiveness and information programs.

Home Centers. SST intends to increase penetration of the DIY markets by soliciting home centers and increasing product offerings. SST's sales force maintains on-going contact with home centers to work with them in a broad range of areas including inventory levels, retail display maintenance, and product knowledge training. To satisfy specialized requirements of the home center market, SST has developed extensive bar coding and merchandising aids and has devoted a portion of its research efforts to the development of DIY products.

Dealers. In some markets, SST sells its products directly to lumber dealers and cooperatives.

OEM Relationships. SST works closely with manufacturers of engineered wood products and OEMs in developing and expanding the application and sales of its engineered wood connector and fastener products. SST has relationships with several of the largest manufacturers of engineered wood products.

While SST is expanding its established facilities outside of the United States to increase its presence and sales in these markets, sales of some products may relate primarily to certain regions. For example, sales of SST's line of shearwalls are concentrated mostly in the western region of the United States, because their use is primarily intended to resist the effects of seismic forces. Since 1993, SST –

- has established operations in the United Kingdom,
- opened manufacturing, warehouse and distribution facilities in western Canada, and the Midwest, Northeast, and eastern seaboard regions of the United States,
- purchased anchor products manufacturers in Illinois, eastern Canada and, France and connector product manufacturers in France, Denmark, Germany and Canada,
- acquired the assets of a leading manufacturer and distributor of screw fastening systems and collated screws with manufacturing and distribution operations in Tennessee and distribution in Canada, Europe, Australia and New Zealand, and acquired a manufacturer in Germany,
- acquired a manufacturer and distributor of stainless steel fasteners in Maryland, and consolidated its operations into the Company's Tennessee facility,
- built a manufacturing facility in China and opened sales offices in Hong Kong, Beijing, Shanghai and Dubai for distribution in Asia and the Middle East,
- acquired a software company that licenses deck design and estimation software,
- acquired software assets used by the Company's customers in designing and engineering residential structures,
- acquired a manufacturer of truss plates in North Carolina,
- acquired a manufacturer of construction products and systems to repair, protect and strengthen concrete in Maryland, and
- acquired a manufacturer of engineered materials for repair, strengthening and restoration of concrete, asphalt and masonry construction with manufacturing and sales offices in Switzerland, Poland and Portugal and sales offices in Austria, Germany and The Netherlands.

SST's European investments have established a presence in the European Community through companies with existing customer bases and through servicing United States-based customers operating in Europe. SST also distributes connector, anchor and epoxy products in Mexico, Australia, New Zealand, Asia, South Africa and the Middle East. SST intends to continue to pursue and expand operations both inside and outside of the United States (see Note 14 to the Company's Consolidated Financial Statements).

An SST goal is to manufacture and warehouse its products in geographic proximity to its markets to provide availability and rapid delivery of products to customers and prompt response to customer requests for specially designed products and services. With respect to the DIY and dealer markets, SST's strategy is to keep the customer's retail stores continuously stocked with adequate supplies of the full line of SST's products that those stores carry. SST manages its inventory to help assure continuous product availability. Most customer orders are filled within a few days. High levels of manufacturing automation and flexibility allow SST to maintain its quality standards while continuing to provide prompt delivery.

The Company's long-term strategy is to develop, acquire or invest in product lines or businesses that have the potential to increase the Company's earnings per share over time and that–

- complement SST's existing product lines,
- can be marketed through SST's existing distribution channels,
- might benefit from use of SST's brand names and expertise,
- are responsive to needs of SST's customers,
- expand SST's markets geographically and
- reduce SST's dependence on the United States residential construction market.

Products

Simpson Strong-Tie manufactures and markets building products and is a recognized brand name in residential and commercial applications. The product lines historically have encompassed connectors, anchors, fasteners and lateral resistive systems. More recently, Simpson Strong-Tie has entered into the truss plate market and acquired product lines for the marine, industrial and transportation markets.

The wood construction products group includes connectors, truss plates, fastening systems and shearwalls. Connectors are prefabricated metal products that attach wood, concrete, masonry or steel together. The metal connectors for wood can join solid sawn lumber, glued-laminated beams, engineered wood, structural composite lumber and plated trusses. Specialty structural connectors have also been developed for cold formed steel construction. Connectors are essential for tying construction elements together and create safer and stronger buildings. Integrated Component Systems is the name of Simpson Strong-Tie's full line of truss connector plates and software. Truss plates are toothed metal plates that join wood trusses together. SST uses sophisticated software analysis to model and design the trusses and to select appropriate truss plates for component manufacturers. The fastener line includes coated or stainless steel hand drive nails and screws in addition to stainless collated nails and staples. SST also offers a line of proprietary structural screws used to join plies of wood together or metal connectors to wood. Complimenting these products is the Quik Drive auto-feed screw driving system used in numerous applications such as decking, subfloors, drywall and roofing. SST's lateral resistive systems are assemblies used to resist earthquake or wind forces and include Strong-Wall Shearwalls, Anchor Tiedown Systems ("ATS"), Uplift Restraint Systems ("URS"), and Ordinary and Special steel moment frames.

Simpson Strong-Tie's concrete construction products are used for concrete, masonry and steel and include adhesives, chemicals, mechanical anchors, carbide drill bits, powder actuated tools and fiber reinforcing materials. SST's anchor products include adhesives, mechanical anchors, carbide drill bits and powder-actuated pins and tools used for numerous applications of anchoring or attaching elements onto concrete, brick, masonry and steel. With the recent acquisitions of Fox Industries and S&P Clever, SST now offers products for the repair, strengthening and protection of concrete, steel or wood structures or infrastructure elements including grouts, coatings, sealers, mortars, fiberglass systems, fiber-reinforced polymers and asphalt products.

Most Simpson Strong-Tie products are approved by building code evaluation agencies. To achieve such approvals, SST conducts extensive product testing, which is witnessed and certified by independent testing laboratories. The tests also provide the basis of load ratings for the SST structural products. This test and load information is used by architects, engineers, contractors, building officials and homeowners and is useful across all applications of SST's products, ranging from the deck constructed by a homeowner to a multi-story structure designed by an architect or engineer.

New Product and Software Development

SST commits substantial resources to new product development. The majority of SST's products have been developed through its internal research and development program. SST's research and development expense for the three years ended December 31, 2012, 2011 and 2010, was $11.5 million, $6.1 million, and $6.5 million, respectively. SST believes it is the only United States manufacturer with the capability to test multi-story wall systems, thus enabling testing rather than calculations alone to prove system performance. SST engineering, sales, product management, and marketing teams work together with architects, engineers, building inspectors, code officials and customers in the new product development process.

SST's product research and development is based largely on needs that customers communicate to SST and on SST's strategic initiatives to develop new markets or product lines. SST's strategy is to develop new products on a proprietary basis, to patent them when appropriate and to rely on trade secret protection for others. SST typically develops 10 to 20 new products each year.

In 2012, the Company expanded its wood construction products offering with the release of the Strong Frame® Special Moment Frame utilizing the Company's patented Yield-Link™ Structural Fuse. Similar to the way an electrical fuse protects electronics, a structural fuse is designed to sacrifice itself to save a larger structural element, in this case a moment frame. These fuses can be replaced after a large seismic event by unbolting the damaged Yield-Links and bolting on new fuses allowing the moment frame to remain in the structure during replacement, greatly reducing the cost and time of repairs. The Company launched an innovative and proprietary wood screw fastener for floor to floor connection that combines a specially-designed long Strong Drive® Structural Wood Screw ("SDWS") with a patent pending take-up washer that is designed to allow for wood shrinkage and building settlement while maintaining a tight connection between floors. In addition, the Company introduced concealed post tie and adjustable post base connector products for concealed installation and retrofit applications. The Company also released several new truss connector products for high load, severe skew and multiple member support, along with the Component Hoist Clip, a connector for hoisting the wood frame, and Cold-Formed Steel ("CFS") components. The Company launched several other new SDWS products, such as a fastener for connecting wood trusses or rafters to the top of walls that resists uplift forces from high wind, a fastener for log home construction and a fastener for both wood and composite decking to wood or steel support elements.

The concrete construction product line also saw the release of several new products in 2012. The Company expanded its mechanical anchor offing with a new Stitch-Tie product designed to be used on existing masonry to repair cracks in walls and to increase their flexural strength. Two new code-listed bridging connectors for CFS studs were introduced, as was a new line of spiral knurled pins, installed with a second generation new gas actuated tool for attaching plywood and oriented strand board to cold-formed steel. The Company also released a number of pre-assembled accessory pins for mechanical, electrical and plumbing applications for this new gas actuated tool. Within its powder-driven pin line the Company launched a new range of pins that offer higher shear and tension performance in normal weight concrete and structural steel.

SST has also redesigned several existing products in both its wood and concrete construction product lines to increase load capacity, reduce installation cost and enable the rationalization of SST's product range.

While continuing to serve the single-family residential new housing market, SST has increased development efforts for products used in multi-family residential markets and some light commercial and industrial markets, including CFS construction. Distribution channels have been receptive to these new products.

Sales and Marketing

Simpson Strong-Tie's sales and marketing programs are implemented through its branch system. SST currently maintains branches in Northern and Southern California, Texas, Ohio, Canada, England, France, Germany, Denmark, Switzerland, Poland, Portugal, Austria, The Netherlands, China, Australia, Hong Kong, Dubai, New Zealand, Thailand and South Africa. Each branch is served by its own sales force, warehouse and office facilities, while some branches have their own manufacturing facilities. Each branch is responsible for setting and executing sales and marketing strategies that are consistent both with the markets in the geographic area that the branch serves and with the goals of SST. The North American branches closely integrate their manufacturing activities to enhance product availability. Branch sales forces in North America are supported by marketing managers in the home office in Pleasanton, California. The home office also coordinates issues affecting customers that operate in multiple regions. The sales force maintains close working relationships with customers, develops new business, calls on architects, engineers and building officials and participates in a range of educational seminars.

SST sells its products through an extensive distribution system comprising dealer distributors supplying thousands of retail locations nationwide, contractor distributors, home centers, lumber dealers, manufacturers of engineered wood products, and specialized contractors such as roof framers. In recent years, home centers have been one of SST's important distribution channels, and SST's sales to The Home Depot exceeded 10% of the Company's consolidated net sales in 2010, 2011 and 2012 (see "Item 1A – Risk Factors," "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 14 to the Company's Consolidated Financial Statements). SST's DIY and dealer products are used to build projects such as decks, patio covers and garage organization systems.

SST dedicates substantial resources to customer service. SST produces numerous publications and point-of-sale marketing aids to serve specifiers, distributors, retailers and users for the various markets that it serves. These publications include general catalogs, as well as various specific catalogs, such as those for its fastener products. The catalogs and publications describe the products and provide load and installation information. SST also maintains several linked websites centered on www.strongtie.com, which include catalogs, product and technical information, code reports and other general information related to SST's product lines and promotional programs.

SST's engineers not only design and test products, but also provide engineering support for customers. For example, this support might range from the discussion of a load value in a catalog to testing the suitability of an existing product in a unique application. SST's sales force communicates with customers in each of its marketing channels, through its publications, seminars and frequent sales calls.

Based on its communications with customers, SST believes that its products are important to its customers' businesses, and it is SST's policy to ship products within a few days of receiving the order, with many of the orders shipped the same day. Many of SST's customers serve contractors that require rapid delivery of needed products. Home centers and dealers also require superior service because of fluctuating demand and to serve the needs of a broad base of customers. To satisfy these requirements, SST maintains appropriate inventory levels, has redundant manufacturing capability and some multiple dies to produce the same parts. SST maintains information systems that provide sales and inventory control and forecasting capabilities throughout its network of factories and warehouses. SST has special programs for contractors intended to ensure the prompt manufacture and delivery of custom products.

Simpson Strong-Tie believes that dealer and home center sales of SST products are significantly greater when the bins and racks at dealer and home center locations are adequately stocked with appropriate products. Various retailers carry varying numbers of SST products. SST's sales force is engaged in ongoing efforts to inform retailers about SST's merchandising programs and the appeal of the SST brand.

Manufacturing Process

Simpson Strong-Tie designs and manufactures most of its standard products. SST has concentrated on making its manufacturing processes as efficient as possible without compromising the quality or flexibility necessary to serve the needs of its customers. SST has developed and uses automated manufacturing processes. SST's innovative manufacturing systems and techniques have allowed it to control manufacturing costs, even while developing both new products and products that meet customized requirements and specifications. SST's development of specialized manufacturing processes also has permitted increased operating flexibility and enhanced product design innovation. As part of ongoing continuous improvement processes in its factories, SST's major North American and European manufacturing facilities initiated lean manufacturing practices to improve efficiency and customer service. SST sources some products from third party vendors, both domestically and internationally.

SST is committed to helping people build safer structures economically through designing, engineering and manufacturing structural connectors, pre-fabricated shearwalls, anchors, fasteners and related products. With the support and involvement of management, SST has developed a quality system that manages defined procedures to ensure consistent product quality and also meets the requirements of International Code Council (ICC) product evaluation reports. SST is recognized in its industry as a manufacturer of high quality products. Since 1996, SST's quality system has been registered under ISO 9001, an internationally recognized set of quality-assurance standards. The Company believes that ISO registration is a valuable tool for maintaining and promoting its high quality standards. As SST establishes new business locations through expansion or acquisitions, projects are established to integrate SST's quality systems and achieve ISO 9001 registration. In addition, SST has six testing laboratories accredited to ISO standard 17025, an internationally accepted standard that provides requirements for the competence of testing and calibration laboratories. SST implements testing requirements through systematic control of its processes, enhancing SST's standard for quality products, whether produced by SST or purchased from others.

Most of SST's wood construction products are produced with a high level of automation. For example, its connector products are produced using progressive dies run in automatic presses making parts from coiled sheet steel at rates that often exceed 100 strokes per minute. SST estimates that it produced over 800 million product pieces in 2012. SST has significant press capacity and has multiple dies for some of its high volume products to enable production of these products close to the customer and to provide back-up capacity. SST's also has smaller specialty production facilities, which primarily use batch production with some automated lines. For example, in Gallatin, Tennessee, SST produces non-ferrous and collated fasteners using automated batch production. The balance of production is accomplished through a combination of manual, blanking and numerically controlled (NC) processes that include robotic welders, lasers and turret punches. This capability allows SST to produce products with little redesign or set-up time, facilitating rapid turnaround for customers. New tooling is also highly automated. Dies are designed and produced using computer aided design (CAD) and computer aided machining (CAM) systems. CAD/CAM capability enables SST to create multiple dies quickly and design them to high standards. SST is constantly reviewing its product line to reduce manufacturing costs, increase automation, and take advantage of new types of materials.

SST manufactures its concrete construction products at its facilities in Zhangziajong, China, Addison, Illinois, Baltimore, Maryland, Cardet, France, Seewen, Switzerland, Malbork, Poland, and Elvas, Portugal. The mechanical anchor products are produced with a high level of automation. Some products, such as epoxy and adhesive anchors, are mixed in batches and are then loaded into one-part or two-part dispensers, which mix the product on the job site because set-up times are usually very short. In addition, SST purchases a number of products, powder actuated pins, tools and accessories and certain of its mechanical anchoring products, from various sources around the world. These purchased products undergo inspections on a sample basis for conformance with ordered specifications and tolerances before being distributed.

Regulation

Simpson Strong-Tie's product lines are subject to federal, state, county, municipal and other governmental and quasi-governmental regulations that affect product development, design, testing, analysis, load rating, application, marketing, sales, installation and use. A substantial portion of SST products have been evaluated and are recognized by governmental agencies and product evaluation report agencies. Some of the entities that recognize SST products include the International Code Council Evaluation Service (ICC-ES), the International Association of Plumbing and Mechanical Officials Uniform Evaluation Service (IAPMO ES), the City of Los Angeles (LARR's), the State of Florida, and California's Division of the State Architect (DSA).

These entities require that products be evaluated to applicable code requirements, design standards and test procedures. If there are no applicable testing and design standards in the current code for a product, these entities may develop their own product acceptance or evaluation criteria which must be followed to obtain the product's recognition and listing. SST considers product evaluation, recognition and listing to the building code as a significant tool that facilitates and expedites the use of SST's products by design professionals, building officials, inspectors and contractors. Industry members are more likely to use building products that have the appropriate recognition and listing than products that lack this acceptance. SST devotes considerable time and testing resources to obtaining and maintaining appropriate listings for its products. SST actively participates in industry related professional associations and building code committees both to keep abreast of regulatory changes and to provide comments and expertise to these regulatory agencies.

Competition

Simpson Strong-Tie faces a variety of competition in all of the markets in which it participates. This competition ranges from subsidiaries of large national or international corporations to small regional manufacturers. While price is an important factor, SST also competes on the basis of quality, breadth of product line, proprietary technology, technical support, availability of inventory, service (including custom design and manufacturing), field support and product innovation. As a result of differences in structural design and building practices and codes, SST's markets tend to differ by region. Within these regions, SST competes with companies of varying size, several of which also distribute their products nationally or internationally. See "Item 1A – Risk Factors."

Raw Materials

The principal raw material used by Simpson Strong-Tie is steel, including stainless steel. SST generally orders steel to specific American Society of Testing and Materials ("ASTM") standards. SST also uses materials such as carbon fiber, epoxies and acrylics in the manufacture of its chemical anchoring and reinforcing products. SST purchases raw materials from a variety of commercial sources. SST's practice is to seek cost savings and enhanced quality by purchasing from a limited number of suppliers.

The steel industry is highly cyclical and prices for SST's raw materials are influenced by numerous factors beyond SST's control, including general economic conditions, competition, labor costs, foreign exchange rates, import duties, raw material shortages and trade restrictions. The steel market continues to be dynamic, with a high degree of uncertainty about future pricing trends. Steel prices are expected to increase from their fourth quarter 2012 levels, as steel mills have been raising prices as expected demand returns to the steel markets. SST expects steel prices to increase during the first half of 2013. Numerous factors may cause steel prices to increase in the future. In addition to increases in steel prices, mills have added surcharges for zinc, energy and freight in response to increases in their costs. These and other factors could adversely affect SST's cost and access to steel in 2013. If steel prices increase and SST is not able to maintain its prices or increase them sufficiently, SST's margins could deteriorate. See "Item 1A – Risk Factors" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company historically has not attempted to hedge against changes in prices of steel or other raw materials.

Patents and Proprietary Rights

Simpson Strong-Tie has United States and foreign patents, the majority of which cover products that SST currently manufactures and markets. These patents, and applications for new patents, cover various design aspects of SST's products, as well as processes used in their manufacture. SST continues to develop new potentially patentable products, product enhancements and product designs. Although SST does not intend to apply for additional foreign patents covering existing products, SST has developed an international patent program to protect new products that it may develop. In addition to seeking patent protection, SST relies on unpatented proprietary technology to maintain its competitive position. See "Item 1A – Risk Factors."

Acquisitions and Expansion into New Markets

The Company's growth potential depends, to some extent, on its ability to penetrate new markets, both domestically and internationally. See "Industry and Market Trends" and "Business Strategy." Therefore, the Company may in the future pursue acquisitions of product lines or businesses. See "Item 1A – Risk Factors" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

In November 2010, the Company's subsidiary, Socom S.A.S., purchased certain assets of CGMI, formerly called Socom S.A. ("Socom"). The purchase price was $5.2 million in cash. Socom formulates and manufactures a line of chemical anchors in France. As a result of the acquisition, the Company recorded goodwill of $0.8 million and intangible assets of $1.5 million. Net tangible assets, including machinery and equipment and inventory accounted for the balance of the purchase price.

In December 2011, the Company purchased the assets of Fox Industries, Inc. ("Fox Industries"), a manufacturer of construction products and systems for restoring, protecting and strengthening concrete. The acquisition broadened the Company's concrete construction product line, while also extending the overall line into more commercial, industrial and infrastructure markets. The purchase price was $8.7 million. As a result of the acquisition, the Company recorded goodwill of $3.9 million and intangible assets subject to amortization of $2.9 million. Net tangible assets, including accounts receivable, inventory, some prepaid expenses, machinery and equipment and some liabilities, accounted for the balance of the purchase price.

In December 2011, the Company purchased the assets of Automatic Stamping, LLC, a manufacturer of truss plates, and Automatic Stamping Auxiliary Services, LLC and certain real property and improvements owned by TIMMCO, Inc. (collectively "Automatic Stamping"). Combined with the Company's truss design software, its operating expertise and distribution network, the Company plans to offer truss plates and software products to its existing North American customer base. The purchase price was $43.5 million. As a result of the acquisition, the Company recorded goodwill of $29.5 million and intangible assets subject to amortization of $4.6 million. Net tangible assets, including accounts receivable, inventory, land, building and machinery and equipment, accounted for the balance of the purchase price.

In January 2012, the Company purchased the equity of S&P Clever Reinforcement Company AG and S&P Clever International AG (collectively, "S&P Clever") for $58.1 million. S&P Clever manufactures and sells engineered materials for repair, strengthening and restoration of concrete, asphalt and masonry construction and has operations throughout Europe. In the Company's preliminary allocation, it recorded goodwill of $19.9 million and intangible assets subject to amortization of $20.3 million. Tangible assets and liabilities, including current assets and liabilities and other non-current assets and liabilities, accounted for the balance of the purchase price.

In March 2012, the Company purchased substantially all of the assets of CarbonWrap Solutions, L.L.C. ("CarbonWrap") for $5.5 million. CarbonWrap develops fiber-reinforced polymer products primarily for infrastructure and transportation projects. In the Company's preliminary allocation, it recorded goodwill of $3.6 million and intangible assets subject to amortization of $1.6 million. Net tangible assets consisting of accounts receivable, inventory, equipment and prepaid expenses accounted for the balance of the purchase price.

In December 2012, the Company completed a transaction with Keymark Enterprises LLC ("Keymark"). In 2011, the Company had purchased various software assets from Keymark and had engaged Keymark to perform software development for the Company, for which the Company had agreed to compensate Keymark at rates equal to a multiple of Keymark's costs. In the December 2012 transaction, the Company paid Keymark $9.1 million, hired thirty-nine Keymark employees to perform the development work that Keymark had previously been engaged to perform and purchased from Keymark various assets needed for that work. The December 2012 transaction also included termination of the Company's 2011 software development agreement with Keymark and the Company will be entitled to certain software license revenue that was previously received by Keymark.

Seasonality and Cyclicality

Simpson Strong-Tie's sales are seasonal and cyclical. Operating results vary from quarter to quarter and with economic cycles. SST's sales are also dependent, to a large degree, on the North American residential home construction industry. See "Item 1A – Risk Factors" and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Environmental, Health and Safety Matters

The Company is subject to environmental laws and regulations governing emissions into the air, discharges into water, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal and state laws and regulations regarding health and safety matters. The Company believes that it has obtained all material licenses and permits required by environmental, health and safety laws and regulations in connection with the Company's operations and that its policies and procedures comply in all material respects with existing environmental, health and safety laws and regulations. See "Item 1A – Risk Factors."

Employees and Labor Relations

As of December 31, 2012, the Company had 2,188 full-time employees, of whom 870 were hourly employees and 1,318 were salaried employees. The Company believes that its overall compensation and benefits for the most part meet industry averages and that its relations with its employees are good.

A significant number of the employees at two of SST's facilities are represented by labor unions and are covered by collective bargaining agreements. SST's facility in San Bernardino County, California, has two of SST's collective bargaining agreements, one with tool and die craftsmen and maintenance workers, and the other with sheetmetal workers. These two contracts expire February 2014 and June 2014, respectively. Simpson Strong-Tie's facility in Stockton, California, is also a union facility with two collective bargaining agreements, which also cover tool and die craftsmen and maintenance workers and sheetmetal workers. These two contracts will expire June 2015 and September 2015, respectively. See "Item 1A – Risk Factors."

Available Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company makes available, free of charge, on its website at www.simpsonmfg.com, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, company governance guidelines and code of ethics and the charters of the Audit, the Compensation and Leadership Development, and the Governance and Nominating Committees of its Board of Directors. Printed copies of any of these materials will be provided free of charge on request.

Item 1A. Risk Factors.

You should carefully consider the following risks before you decide to buy or hold shares of our common stock. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our stock.

This and other public reports may contain forward-looking statements based on current expectations, assumptions, estimates and projections about us and our industry. Those forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements as a result of many factors, as more fully described below and elsewhere in our public reports. We do not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Worldwide economic conditions and credit tightening materially and adversely affect our business.

Our business has been materially and adversely affected by changes in regional, national or global economic conditions. Such changes have included or may include reduced consumer spending, reduced availability of capital, inflation, deflation, adverse changes in interest rates, reduced energy availability and increased energy costs, and government initiatives to manage economic conditions. Continuing instability in financial markets and the deterioration of other national and global economic conditions may have further materially adverse effects on our operations, financial results or liquidity, including the following:

- the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for us or non-performance by suppliers;

- financial instability of the financial institutions where we have our cash balances invested could result in loss of our principal balance;
- one or more of the financial institutions that make available our revolving credit facility may become unable to fulfill their funding obligations, which could materially and adversely affect our liquidity;
- it may become even more costly or difficult for us to obtain the agreed or additional financing or to refinance our existing credit facility; and
- our assets may be impaired or subject to write down or write off.

Uncertainty about current global economic conditions may cause consumers of our products to postpone or refrain from spending in response to tighter credit, negative financial news, declines in income or asset values, or other adverse economic events or conditions, which could materially reduce demand for our products and materially and adversely affect our financial condition and operating results. Further deterioration of economic conditions would likely exacerbate these adverse effects, result in wide-ranging, adverse and prolonged effects on general business conditions, and materially and adversely affect our operations, financial results and liquidity.

Failure to comply with industry regulations could result in reduced sales and increased costs.

The design, capacity and quality of most of our products and manufacturing processes are subject to numerous and extensive regulations and standards promulgated by governmental, quasi-governmental and industry organizations. These regulations and standards are highly technical, complex and subject to frequent revision. If our products or manufacturing processes fail to comply with any regulations or standards, we may not be able to manufacture and market our products profitably. Failure to comply with regulations and standards could therefore materially reduce our sales and increase our costs.

If we fail to compete effectively, our revenue and profit margins could decline.

We face a variety of competition in all of the markets in which we participate. Many of our competitors have greater financial and other resources than we do. In addition, other technologies may render our products obsolete or noncompetitive. Other companies may find our markets attractive and enter those markets. Competitive pricing, including price competition or the introduction of new products, has in the past and may in the future have material adverse effects on our revenues and profit margins.

Our ability to compete effectively depends to a significant extent on the specification or approval of our products by architects, engineers, building inspectors, building code officials and customers. If a significant segment of those communities were to decide that the design, materials, manufacturing, testing or quality control of our products is inferior to that of any of our competitors, our sales and profits would be materially reduced.

If we lose all or part of a large customer, our sales and profits would decline.

We have substantial sales to a few large customers. Loss of all or part of our sales to a large customer would have a material adverse effect on our revenues and profits. Our largest customer accounted for 10%, 10% and 11% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 14 to the Company's Consolidated Financial Statements. This customer may endeavor to replace our products in some or all markets, with lower-priced products supplied by others or may otherwise reduce its purchases of our products. We also might reduce our dependence on our largest customer by reducing or terminating sales to one or more of the customer's subsidiaries. Any reduction in, or termination of, our sales to this customer would at least temporarily, and possibly longer, cause a material reduction in our net sales, income from operations and net income. A reduction in or elimination of our sales to our largest customer, or another of our larger customers, would increase our relative dependence on our remaining large customers.

In addition, our customers include retailers and distributors. Retail and distribution businesses have consolidated over time, which could increase the material adverse effect of losing any of them.

Increases in prices of raw materials could negatively affect our sales and profits.

Our principal raw material is steel, including stainless steel. The steel industry is highly cyclical. Numerous factors beyond our control, such as general economic conditions, competition, worldwide demand, material and labor costs, energy costs, foreign exchange rates, import duties and other trade restrictions, influence prices for our raw materials. Consolidation among domestic integrated steel producers, changes in supply and demand in steel markets, changes in foreign currency exchange rates and economic conditions, and other events have led to volatility in steel costs. The domestic steel market is heavily influenced by three major United States manufacturers. We have not always been able, and in the future we might not be able, to increase our product prices in amounts that correspond to increases in costs of raw materials, without materially and adversely affecting our sales and profits.

We have not attempted to hedge against changes in prices of steel or other raw materials. In recent years, however, we have increased our steel purchases in an effort to mitigate the effects of rising steel prices. In some years since 2007 our sales have declined with the declines in the housing and financial markets. As a result, our inventory fluctuated substantially. Inventory fluctuation can materially and adversely affect our margins, cash flow and profits.

If we cannot protect our technology, we will not be able to compete effectively.

Our ability to compete effectively with other companies depends in part on our ability to maintain the proprietary nature of our technology, in part through patents. We might not be able to protect or rely on our patents. Patents might not issue pursuant to pending patent applications. Others might independently develop the same or similar technology, develop around the patented aspects of any of our products or proposed products, or otherwise obtain access to or circumvent our proprietary technology. We also rely on unpatented proprietary technology to maintain our competitive position. We might not be able to protect our know-how or other proprietary information. If we are unable to maintain the proprietary nature of our significant products, our sales and profits could be materially reduced.

In attempting to protect our proprietary information, we sometimes initiate lawsuits against competitors and others that we believe have infringed or are infringing our rights. In such an event, the defendant may assert counterclaims to complicate or delay the litigation or for other reasons. Litigation may be very costly and may result in adverse judgments that affect our sales and profits materially and adversely.

Integrating acquired businesses may divert management's attention away from our day-to-day operations.

We pursue acquisitions of product lines or businesses. Acquisitions involve numerous risks, including, for example:

- overvaluation of acquired businesses;
- difficulties assimilating the operations and products of acquired businesses;
- diversion of management's attention from other business concerns;
- undisclosed existing or potential liabilities of acquired businesses;
- slow acceptance or rejection of acquired businesses' products by our customers;
- risks of entering markets in which we have little or no prior experience;
- litigation involving activities, properties or products of acquired businesses;
- increased cost of regulatory compliance and enforcement;
- consumer and other claims related to products of acquired businesses; and
- the potential loss of key employees of acquired businesses.

In addition, future acquisitions may involve our issuance of additional equity securities that dilute the value of our existing equity securities, increase our debt, and cause impairment and amortization expenses related to goodwill and other intangible assets, which could materially and adversely affect our profitability. Any acquisition could materially and adversely affect our business and operating results.

Significant costs to integrate our acquired operations may negatively affect our financial condition and the market price of our stock.

We will incur costs from integrating acquired business operations, products and personnel. These costs may be significant and may include expenses and other liabilities for employee redeployment, relocation or severance, combining teams and processes in various functional areas, reorganization or closures of facilities, and relocation or disposition of excess equipment. The integration costs that we incur may negatively affect our profitability and the market price of our stock.

Our future growth may depend on our ability to penetrate new domestic and international markets, which could reduce our profitability.

International construction customs, standards, techniques and methods differ from those in the United States. Laws and regulations applicable in new markets may be unfamiliar to us. Compliance may be substantially more costly than we anticipate. As a result, we may need to redesign products, or invent or design new products, to compete effectively and profitably in new markets. We expect that we will need significant time, which may be years, to generate substantial sales or profits in new markets.

Other significant challenges to conducting business in foreign countries include, among other factors, local acceptance of our products, political instability, changes in import and export regulations, changes in tariff and freight rates, fluctuations in foreign exchange rates and currency controls. We might not be able to penetrate these markets and any market penetration that occurs might not be timely or profitable. If we do not penetrate these markets within a reasonable time, we will be unable to recoup part or all of the significant investments we will have made in attempting to do so.

We may decide to dispose of assets and incur material expenses in doing so.

We have terminated in the past and may terminate in the future product lines or businesses if we determine that the cost of operating them is not warranted by their expected profitability. For example, we sold the assets of our subsidiary Simpson Dura-Vent Company, Inc. in 2010 and we terminated our heavy-duty mechanical anchor systems business in Ireland and Germany in 2012. In addition to employee severance, lease buy-outs and other shut-down costs, the net realizable value may be substantially less than our carrying cost of the assets of terminated operations, resulting in material costs and materially and adversely affecting our sales, assets, profitability and financial condition.

Seasons and business cycles affect our operating results.

Our sales are seasonal, with operating results varying from quarter to quarter. With some exceptions, our sales and income have historically been lower in the first and fourth quarters than in the second and third quarters of the year, as customers purchase construction materials in the late spring and summer months for the construction season. In addition, weather conditions, such as unseasonably warm, cold or wet weather, which affect, and sometimes delay or accelerate installation of some of our products, significantly affect our results of operations. Political and economic events can also affect our sales and profitability.

We have little control over the timing of customer purchases. Sales that we anticipate in one quarter may occur in another quarter, affecting both quarters' results. In addition, we incur significant expenses as we develop, produce and market our products in anticipation of future orders. We maintain high inventory levels and typically ship orders as we receive them, so we operate with little backlog. As a result, net sales in any quarter generally depend on orders booked and shipped in that quarter. A significant portion of our operating expenses is fixed. Planned expenditures are based primarily on sales forecasts. When sales do not meet our expectations, our operating results will be reduced for the relevant quarters, as we will have already incurred expenses based on those expectations.

Our principal markets are in the building construction industry. That industry is subject to significant volatility due to real estate market cycles, fluctuations in interest rates, the availability, or lack thereof, of credit to builders and developers, inflation rates, weather, and other factors and trends. None of these factors or trends is within our control. Declines in commercial and residential construction, such as housing starts, and remodeling projects have reduced, and in the future can be expected to reduce, the demand for our products. Negative economic or construction industry performance adversely affects our business. Declines in construction activity or demand for our products have materially and adversely affected, and could in the future materially and adversely affect, our sales and profitability.

Product liability claims and product recalls could harm our reputation, sales and financial condition.

We design and manufacture most of our standard products and expect to continue to do so, although we buy raw materials and some manufactured products from others. We have on occasion found flaws and deficiencies in the manufacturing, design or testing of our products. We also have on occasion found flaws and deficiencies in raw materials and finished goods produced by others. Some flaws and deficiencies have not been apparent until after the products were installed by customers.

Many of our products are integral to the structural soundness or safety of the structures in which they are used. If any flaws or deficiencies exist in our products and if such flaws or deficiencies are not discovered and corrected before our products are incorporated into structures, the structures could be unsafe or could suffer severe damage, such as collapse or fire, and personal injury could result. Errors in the installation of our products, even if the products are free of flaws and deficiencies, could also cause personal injury and unsafe structural conditions. To the extent that such damage or injury is not covered by our product liability insurance and we are held to be liable, we could be required to correct such damage and to compensate persons who might have suffered injury, and our reputation, business and financial condition could be materially and adversely affected.

Even if a flaw or deficiency is discovered before any damage or injury occurs, we may need to recall products, and we may be liable for any costs necessary to replace recalled products or retrofit the affected structures. Any such recall or retrofit could entail substantial costs and adversely affect our reputation, sales and financial condition. We do not carry insurance against recall costs or the adverse business effect of a recall, and our product liability insurance may not cover retrofit costs.

Claims resulting from a natural disaster might be made against us with regard to damage or destruction of structures incorporating our products. Any such claims, if asserted, could materially and adversely affect our business and financial condition.

Claims that we infringe intellectual property rights of others may materially increase our expenses and reduce our profits.

Other parties have in the past and may in the future claim that our products or processes infringe their patent rights and other intellectual property rights. We may incur substantial costs and liabilities in investigating, defending and resolving such claims, whether or not they are meritorious, which may materially reduce our profitability and materially and adversely affect our business and financial condition. Litigation can be disruptive to normal business operations and may result in adverse rulings or decisions. If any such infringement claim is asserted against us, we may be required to obtain a license or cross-license, modify our existing technology or design a new non-infringing technology, any of which could be costly and time-consuming. A ruling against us in an infringement lawsuit could include an injunction barring our production or sale of any infringing product. A damage award against us could include an award of royalties or lost profits and, if the court finds willful infringement, treble damages and attorneys' fees.

Complying or failing to comply with environmental, health and safety laws and regulations could affect us materially and adversely.

We are subject to environmental laws and regulations governing emissions into the air, discharges into water, and generation, handling, storage, transportation, treatment and disposal of waste materials. We are also subject to other federal and state laws and regulations regarding health and safety matters.

Our manufacturing operations involve the use of solvents, chemicals, oils and other materials that are regarded as hazardous or toxic. We also use complex and heavy machinery and equipment that can pose severe safety hazards, especially if not properly and carefully used. Some of our products also incorporate materials that are hazardous or toxic in some forms, such as zinc and lead used in some steel galvanizing processes, chemicals used in our acrylic and epoxy anchoring products, and chemicals used in our concrete repair, strengthening and protecting products. The gun powder used in our powder-actuated tools is explosive. Misuse of other materials in some of our products could also cause injury or sickness.

If we do not obtain all material licenses and permits required by environmental, health and safety laws and regulations, we may be subject to regulatory action by governmental authorities. If our policies and procedures do not comply in all respects with existing environmental, health and safety laws and regulations, our activities might violate such laws and regulations. Even if our policies and procedures do comply, but our employees fail or neglect to follow them in all respects, we might incur similar liability. Relevant laws and regulations could change or new ones could be adopted that require us to obtain additional licenses and permits and cause us to incur substantial expense.

Our generation, handling, use, storage, transportation, treatment or disposal of hazardous or toxic materials, machinery and equipment might cause injury to persons or to the environment. We may need to take remedial action if properties that we occupy are contaminated by hazardous or toxic substances.

Any change in laws or regulations, any legal or regulatory violations, or any contamination, could materially and adversely affect our business and financial condition.

We depend on key management and technical personnel, the loss of whom could harm our business.

We depend on certain key management and technical personnel, including, among others, Thomas J Fitzmyers, Karen Colonias, Brian Magstadt, Phillip "Terry" Kingsfather, Michael J. Herbert and Jeffrey E. Mackenzie. The loss of one or more key employees could materially and adversely affect us.

Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and management personnel necessary for the maintenance and expansion of our activities. We face strong competition for such personnel. We might not be able to attract or retain such personnel. In addition, when we experience periods with little or no profits, a decrease in compensation based on our profits may make it difficult to attract and retain highly qualified personnel.

Any work stoppage or interruption by employees could materially and adversely affect our business and financial condition.

A significant number of our employees are represented by labor unions and covered by collective bargaining agreements that will expire in 2014 and 2015. A work stoppage or interruption by a significant number of our employees could have a material and adverse effect on our sales and profitability.

International operations expose us to foreign exchange rate risk.

We have foreign exchange rate risk in our international operations and through purchases from foreign vendors. We do not currently hedge this risk. Changes in currency exchange rates could materially and adversely affect our sales and profitability.

Natural disasters could decrease our manufacturing capacity.

Most of our current and planned manufacturing facilities are located in geographic regions that have experienced major natural disasters, such as earthquakes, floods and hurricanes. Our disaster recovery plan may not be adequate or effective. We do not carry earthquake insurance. Other insurance that we carry is limited in the risks covered and the amount of coverage. Our insurance would not be adequate to cover all of our resulting costs, business interruption and lost profits when a major natural disaster occurs. A natural disaster rendering one or more of our manufacturing facilities totally or partially unusable, whether or not covered by insurance, would materially and adversely affect our business and financial condition.

Control by our principal stockholder reduces the ability of other stockholders to influence management.

Barclay Simpson, the Chairman Emeritus of our Board of Directors, controls approximately 16% of the outstanding shares of our common stock. Mr. Simpson and Thomas J Fitzmyers, the Chairman of our Board of Directors (even though Mr. Fitzmyers owns less than 1% of the outstanding shares of our common stock), have significant influence with respect to the election of our directors and over some fundamental changes affecting us, such as a merger or sale of assets or amendment of our Certificate of Incorporation or Bylaws.

Additional financing, if needed, to fund our working capital, growth or acquisitions may not be available on reasonable terms, or at all.

If our cash requirements for working capital or to fund our growth increase to a level that exceeds the amount of cash that we generate from operations, or if we should decide to make an acquisition that requires more cash than we have available internally and through our current credit arrangements, we will need to seek additional financing. In that event, we may need to enter into additional or new borrowing arrangements or consider equity financing. Additional or new borrowings may not be available on reasonable terms, or at all. Our ability to raise money by issuing and selling shares of our common or preferred stock would depend on general market conditions and the demand for our stock. We may be unable to raise adequate capital on reasonable terms by selling stock. If we sell stock, our existing stockholders could experience substantial dilution. Our inability to secure additional financing could prevent the expansion of our business, internally and through acquisitions.

Any issuance of preferred stock may dilute your investment and reduce funds available for dividends.

Our Board of Directors is authorized by our Certificate of Incorporation to determine the terms of one or more series of preferred stock and to authorize the issuance of shares of any such series on such terms as our Board of Directors may approve. Any such issuance could be used to impede an acquisition of our business that our Board of Directors does not approve, further dilute the equity investments of holders of our common stock and reduce funds available for the payment of dividends to holders of our common stock.

Our stock price is likely to be volatile and could drop.

The trading price of our common stock could be subject to wide fluctuations in response to period-to-period variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by us or our competitors, general conditions in the construction and construction materials industries, relatively low trading volume in our common stock and other events or factors. In addition, the stock market is subject to extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of those companies. Securities market fluctuations may materially and adversely affect the market price of our common stock.

Future sales of common stock could adversely affect our stock price.

Our issuance of substantial amounts of our common stock could adversely affect the prevailing market price for our common stock. All of the outstanding shares of our common stock are freely tradable without restriction under the Securities Act of 1933, other than 8.0 million shares held (as of February 20, 2013) by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. Options to purchase 1.9 million shares of our common stock were outstanding as of December 31, 2012, including options to purchase 1.1 million shares that were exercisable. If a substantial number of shares were sold in the public market pursuant to Rule 144 or on exercise of options, the trading price of our common stock in the public market could be adversely affected.

Delaware law and our stockholder rights plan contain anti-takeover provisions that could deter takeover attempts that might otherwise be beneficial to our stockholders.

Provisions of Delaware law could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law may make the acquisition of Simpson Manufacturing Co., Inc. and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring Simpson Manufacturing Co., Inc. without the consent of our Board of Directors for at least three years from the date they first hold 15% or more of the voting stock. Barclay Simpson and his affiliates are not subject to this provision of Delaware law with respect to their investment in Simpson Manufacturing Co., Inc. In addition, our Stockholder Rights Plan has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

We are subject to a number of significant risks that might cause our actual results to vary materially from our plans, targets or projections, including:

- lack of market acceptance of new products;
- failing to develop new products with significant market potential;
- increased labor costs, including significant increases in worker's compensation insurance premiums and health care benefits;
- failing to increase, or even maintain, sales and profits;
- failing to anticipate, appropriately invest in and effectively manage the human, information technology and logistical resources necessary to support the growth of our business, including managing the costs associated with such resources;
- failing to integrate, leverage and generate expected rates of return on investments, including expansion of existing businesses and expansion through acquisitions;
- failing to generate sufficient future positive operating cash flows and, if necessary, secure adequate external financing to fund our growth; and
- interruptions in service by common carriers that ship goods within our distribution channels.

If we change significantly the location, nature or extent of some of our manufacturing operations, we may reduce our net income.

If we decide to change significantly the location, nature or extent of a portion of our manufacturing operations, we may need to record an impairment of our goodwill. Our goodwill totaled $122.0 million at December 31, 2012. Recording an impairment of our goodwill correspondingly reduces our net income. In 2007, for example, we decided to move part of our Canadian manufacturing operations to China, and as a result, we recorded a goodwill impairment of $10.7 million, which materially reduced our net income in 2007. Other changes or events in the future could further impair our recorded goodwill, which could also materially and adversely affect our profitability.

Impairment charges on goodwill or other intangible assets would adversely affect our financial position and results of operations.

We are required to perform impairment tests on our goodwill and other intangible assets annually or at any time when events occur that could affect the value of such assets. To determine whether a goodwill impairment has occurred, we compare fair value of each of our reporting units with its carrying value. Significant and unanticipated changes in circumstances, such as significant adverse changes in business climate, adverse actions by regulatory authorities, unanticipated competition, loss of key customers or changes in technology or markets, can require a charge for impairment that can materially and adversely affect our reported net income and our stockholders' equity. For example, in 2010, our annual impairment test resulted in goodwill impairment charge of $6.3 million associated with assets acquired in Germany and Ireland in 2008 as part of our European Anchor reporting unit, in 2011, our annual impairment test resulted in goodwill impairment charge of $1.3 million associated with assets acquired in England in 1999 as part of our U.K. reporting unit, and in 2012, our annual impairment test resulted in goodwill impairment charge of $2.3 million associated with assets acquired in Germany in 2002 and 2008 as part of our Germany reporting unit. The carrying value of each of these reporting units exceeded their respective fair values, primarily due to reduced future expected net cash flows from weakening profit margins. If current adverse conditions in the home-building industry, the financial markets or the economy generally should continue longer than we expect, we may need to take further charges for impairment, which we are not now able to estimate, but which may be substantial.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes:

- maintaining records that in reasonable detail accurately and fairly reflect our transactions;
- providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements;
- providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and
- providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis.

Because of the inherent limitations of internal control, our internal control over financial reporting might not detect or prevent misstatement of our consolidated financial statements. Our growth and entry into new, globally dispersed markets puts significant additional pressure on our system of internal control over financial reporting. Failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Failure of our accounting systems could harm our business and financial results.

We have implemented a commercially available Microsoft third-party accounting software system, initially focused on replacing our internally developed general ledger and purchasing and payables systems, for use in our operations in the United States, Europe and Asia. Any errors or defects in, or unavailability of, third-party software or our implementation of the systems, could result in errors in our financial statements, which could materially and adversely affect our business. If we continue to use our other internally developed accounting systems and they are not able to accommodate our future business needs, or if we find that they or any new systems we may implement contain errors or defects, our business and financial condition could be materially and adversely affected.

Our international operations may be materially and adversely affected by factors beyond our control.

Economic, social and political conditions, laws, practices and customs vary widely among the countries where we produce or sell our products. Our operations outside of the United States are subject to a number of risks and potential costs, including, for example, lower profit margins, less protection of intellectual property and economic, political and social uncertainty in some countries. Our sales and profits depend, in part, on our ability to develop and implement policies and strategies that effectively anticipate and manage these and other risks in the countries where we do business. These and other risks may materially and adversely affect our operations in any particular country and our business as a whole. Inflation in emerging markets also makes our products more expensive there and increases the market and credit risks to which we are exposed.

Our international operations depend on our successful management of our subsidiaries outside of the United States.

We conduct most of our international business through wholly owned subsidiaries. Managing distant subsidiaries and fully integrating them into our business is challenging. We cannot directly supervise every aspect of the operations of our subsidiaries operating outside the United States. As a result, we rely on local managers and staff. Cultural factors and language differences can result in misunderstandings among internationally dispersed personnel. The risk that unauthorized conduct may go undetected may be greater in subsidiaries outside of the United States. These problems could adversely affect our sales and profits.

Failure to comply with export, import, and sanctions laws and regulations could affect us materially and adversely.

We are subject to a number of export, import and economic sanction regulations, including the International Traffic in Arms Regulations (the "ITAR"), the Export Administration Regulations (the "EAR") and U.S. sanction regulations administered by the U.S. Department of Treasury, Office of Foreign Assets ("OFAC"). Foreign governments where we have operations also implement export, import and sanction laws and regulations.

If we do not obtain all necessary import and export licenses required by applicable export and import regulations, including the ITAR and the EAR, we may be subject to fines, penalties and other regulatory action by governmental authorities, including, among other things, having our export or import privileges suspended. If we conduct business with any countries, entities or individuals sanctioned by OFAC or any equivalent foreign regulation or law, or otherwise fail to comply in any manner with applicable sanction regulations or laws, we may be subject to fines, penalties and other regulatory action. Even if our policies and procedures for exports, imports and sanction regulations comply, but our employees fail or neglect to follow them in all respects, we might incur similar liability.

Any change in applicable export, import or sanction laws or regulations or any legal or regulatory violations could materially and adversely affect our business and financial condition.

Our manufacturing facilities in China complicate our inventory management.

We maintain manufacturing capability in various parts of the world, in part to allow us to serve our customers with prompt delivery of needed products. Such customer service is a significant factor in our efforts to compete with larger companies that have greater resources than we have. In recent years, we have substantially expanded our manufacturing in China. Much of the output of our manufacturing in China is and will be intended for export to other parts of Asia and elsewhere. Because of the unusually great distances between our manufacturing facilities in China and the markets to which the products made there will be shipped, we may have difficulty providing adequate service to our customers, which may put us at a competitive disadvantage. Our attempts to provide prompt delivery may necessitate that in China we produce and keep on hand substantially more inventory of finished products than would otherwise be needed. Inventory fluctuations can materially and adversely affect our margins, cash flow and profits.

If we fail to keep pace with advances in our industry or fail to persuade customers to adopt new products we introduce, customers may not buy our products, which would adversely affect our sales and profits.

Constant development of new technologies and techniques, frequent new product introductions and strong price competition characterize the construction industry. The first company to introduce a new product or technique to the market gains a competitive advantage. Our future growth depends, in part, on our ability to develop products that are more effective or safer or incorporate emerging technologies better than our competitors' products. Sales of our existing products may decline rapidly if a competitor were to introduce superior products, or even if we announce a new product of our own. If we fail to make sufficient investments in research and development or if we focus on technologies that do not lead to better products, our current and planned products could be surpassed by more effective or advanced products. If we fail to manufacture our products economically and market them successfully, our sales and profits would be materially and adversely affected.

Changes in accounting standards could materially and adversely affect our financial results.

The accounting rules applicable to public companies are subject to frequent revision. Future changes in accounting standards, guidance and interpretations could require us to change the way we measure revenue, expense or balance sheet amounts, which could result in material and adverse change to our reported results of operations or financial condition.

Climate change could materially and adversely affect our business.

Scientific reports indicate that, as a result of human activity:

- temperatures around the world have been increasing and are likely to continue to increase as a result of increasing atmospheric concentrations of carbon dioxide and other carbon compounds,
- the frequency and severity of storms and flooding are likely to increase,
- severe weather is likely to occur in places where the climate has historically been more mild, and
- average sea levels have risen and are likely to rise more, threatening worldwide coastal development.

We cannot predict the effects that these phenomena may have on our business. They might, for example:

- depress or reverse economic development,
- reduce the demand for construction,
- increase the cost and reduce the availability of fresh water,
- destroy forests, increasing the cost and reducing the availability of wood products used in construction,
- increase the cost and reduce the availability of raw materials and energy,
- increase the cost of capital,
- increase the cost and reduce the availability of insurance covering damage from natural disasters,
- lead to claims regarding the content or adequacy of our public disclosures, and
- lead to new laws and regulations that increase our expenses and reduce our sales.

Any of these consequences, and other consequences of climate change that we do not foresee, could materially and adversely affect our sales, profits and financial condition.

We are subject to U.S. and international tax laws that could affect our financial results.

We conduct international operations through our subsidiaries. Tax laws affecting international operations are complex and subject to change. Our income tax liabilities in the different countries where we operate depend in part on internal settlement prices and administrative charges among us and our subsidiaries. These arrangements require us to make judgments with which tax authorities may disagree. Tax authorities may impose additional tariffs, duties, taxes, penalties and interest on us. For example, we manufacture steel products in foreign countries for importation into the U.S. and other countries, and government agencies may impose substantial prospective or retroactive tariffs on such products. Transactions that we have arranged in light of current tax rules could have material and adverse consequences if tax rules change, and changes in tax rules or imposition of any new or increased tariffs, duties and taxes could materially and adversely affect our sales, profits and financial condition.

Contracts that we file as exhibits to our public reports contain recitals, representations and warranties that may not be factually correct.

The parties to any agreement or other instrument that we file as an exhibit to this or any other report did not necessarily intend that any recital, representation, warranty or other statement of purported fact in the instrument establishes or confirms any fact, even if it is worded as such. The parties generally intended such statements to allocate contractual risk between the parties, and the statements often are subject to standards of materiality that differ from the standards applicable to our reports. In addition, such statements may have been qualified by other materials that we have not filed with (or incorporated by reference into) this or any other report or document. Such exhibits should be read in the context of our other disclosures in our reports. We believe the text of each of our reports was complete and correct in all material respects when we filed it.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We depend on information technology networks and systems, including the internet, to process, transmit and store electronic information. We depend on our information technology infrastructure for electronic communications among our locations around the world and between our personnel and our subsidiaries, customers and suppliers.

Security breaches of this infrastructure could create system disruptions, shutdowns or unauthorized disclosure of confidential information. Security breaches could disrupt our operations, and we could suffer financial damage or loss because of lost or misappropriated information.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company owns its home office in Pleasanton, California, and its principal United States manufacturing facilities in Stockton and San Bernardino County, California, McKinney, Texas, and Columbus, Ohio. The principal manufacturing facilities located outside the United States, the majority of which are owned, are in Canada, France, Denmark, Poland, Portugal and China. The Company also owns and leases smaller manufacturing facilities, warehouses, research and development facilities and sales offices in the United States, Europe, Australia, Asia and the Middle East. As of February 28, 2013, the Company's owned and leased facilities were as follows:

	Number Of Properties	Approximate Square Footage		
		Owned	Leased	Total
		(in thousands of square feet)		
North America	21	2,122	604	2,726
Europe	19	549	224	773
Asia/Pacific	14	175	52	227
Administrative and all other	2	368	–	368
Total	56	3,214	880	4,094

The Company's properties are constructed primarily of steel, brick or concrete and, in management's opinion, are maintained in good operating condition. The Company's manufacturing facilities are equipped with specialized equipment and use extensive automation. The Company considers its existing and planned facilities to be adequate for its operations as currently conducted and as planned through 2013. The Company's leased facilities typically have renewal options and have expiration dates through 2022. The Company believes it will be able to extend leases on its various facilities as necessary, as they expire. The manufacturing facilities currently are being operated with one full shift. The Company anticipates that it may require additional facilities to accommodate possible future growth.

In January 2012, as part of the acquisition of S&P Clever, the Company acquired land and buildings in Switzerland, Germany and Poland. In March 2012, the Company sold its facility in San Leandro, California. At December 31, 2012, the Company had classified its facility in Hungen, Germany, as assets held for sale. In December 2012, the Company ceased operations in Ireland and has closed its facilities there. It is likely the Ireland property will also be classified as asset held for sale in 2013.

The Company retained its real estate in Vacaville, California. On completion of the sale of the Simpson Dura-Vent assets to M&G in 2010, the Company leased that facility to M&G for approximately $0.9 million per year for ten years. This property is classified as "Administrative and all other."

In March 2010, the Company acquired a facility in San Bernardino County, California, for $19.2 million in cash. The Company consolidated its operations from Brea, California, and its former leased warehouse in Ontario, California, into this facility in the second quarter of 2011. The Company sold all of the real estate associated with its Brea properties in July 2010 for $14.7 million in cash and recorded a gain on the sale of $5.2 million.

Item 3. Legal Proceedings.

From time to time, the Company is involved in various legal proceedings and other matters arising in the normal course of business. The resolution of claims and litigation is subject to inherent uncertainty and could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

The Company's policy with regard to environmental liabilities is to accrue for future environmental assessments and remediation costs when information becomes available that indicates that it is probable that the Company is liable for any related claims and assessments and the amount of the liability is reasonably estimable. The Company does not believe that these environmental matters will have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Corrosion, hydrogen embrittlement, cracking, material hardness, wood pressure-treating chemicals, misinstallations, misuse, design and assembly flaws, manufacturing defects, environmental conditions or other factors can contribute to failure of fasteners, connectors, anchors, adhesives and tools. On occasion, some of the fasteners and connectors that the Company sells have failed, although the Company has not incurred any material liability resulting from those failures. The Company attempts to avoid such failures by establishing and monitoring appropriate product specifications, manufacturing quality control procedures, inspection procedures and information on appropriate installation methods and conditions. The Company subjects its products to extensive testing, with results and conclusions published in Company catalogues and on its websites.

Pending Claims

Four lawsuits (the "Cases") have been filed against the Company in the Hawaii First Circuit Court: *Alvarez v. Haseko Homes, Inc. and Simpson Manufacturing, Inc.*, Civil No. 09-1-2697-11 ("Case 1"); *Ke Noho Kai Development, LLC v. Simpson Strong-Tie Company, Inc., and Honolulu Wood Treating Co., LTD.*, Case No. 09-1-1491-06 SSM ("Case 2"); *North American Specialty Ins. Co. v. Simpson Strong-Tie Company, Inc. and K.C. Metal Products, Inc.*, Case No. 09-1-1490-06 VSM ("Case 3"); and *Charles et al. v. Haseko Homes, Inc. et al. and Third Party Plaintiffs Haseko Homes, Inc. et al. v. Simpson Strong-Tie Company, Inc., et al.*, Civil No. 09-1-1932-08 ("Case 4"). Case 1 was filed on November 18, 2009. Cases 2 and 3 were originally filed on June 30, 2009. Case 4 was filed on August 19, 2009. The Cases all relate to alleged premature corrosion of the Company's strap tie holdown products installed in buildings in a housing development known as Ocean Pointe in Honolulu, Hawaii, allegedly causing property damage. Case 1 is a putative class action brought by the owners of allegedly affected Ocean Pointe houses. Case 1 was originally filed as *Kai et al. v. Haseko Homes, Inc., Haseko Construction, Inc. and Simpson Manufacturing, Inc.*, Case No. 09-1-1476, but was voluntarily dismissed and then re-filed with a new representative plaintiff. Case 2 is an action by the builders and developers of Ocean Pointe against the Company, claiming that either the Company's strap tie holdowns are defective in design or manufacture or the Company failed to provide adequate warnings regarding the products' susceptibility to corrosion in certain environments. Case 3 is a subrogation action brought by the insurance company for the builders and developers against the Company claiming the insurance company expended funds to correct problems allegedly caused by the Company's products. Case 4 is a putative class action brought, like Case 1, by owners of allegedly affected Ocean Pointe homes. In Case 4, Haseko Homes, Inc. ("Haseko"), the developer of the Ocean Pointe development, brought a third party complaint against the Company alleging that any damages for which Haseko may be liable are actually the fault of the Company. Similarly, Haseko's sub-contractors on the Ocean Pointe development brought cross-claims against the Company seeking indemnity and contribution for any amounts for which they may ultimately be found liable. None of the Cases alleges a specific amount of damages sought, although each of the Cases seeks compensatory damages, and Case 1 seeks punitive damages. Cases 1 and 4 have been consolidated. In December 2012, the Court granted the Company summary judgment on the claims asserted by the plaintiff homeowners in Cases 1 and 4, and on the third party complaint and cross-claims asserted by Haseko and the sub-contractors, respectively, in Case 4. Haseko and the sub-contractors may yet attempt to assert new or additional claims against the Company, and the Court has not definitively precluded them from doing so. The Company continues to investigate the facts underlying the claims asserted in the Cases, including, among other things, the cause of the alleged corrosion; the severity of any problems shown to exist; the buildings affected; the responsibility of the general contractor, various subcontractors and other construction professionals for the alleged damages; the amount, if any, of damages suffered; and the costs of repair, if needed. At this time, the likelihood that the Company will be found liable under any legal theory, and the extent of such liability, if any, are unknown. Management believes the Cases may not be resolved for an extended period. The Company intends to defend itself vigorously in connection with the Cases.

Based on facts currently known to the Company, the Company believes that all or part of the claims alleged in the Cases may be covered by its insurance policies. On April 19, 2011, an action was filed in the United States District Court for the District of Hawaii, *National Union Fire Insurance Company of Pittsburgh, PA v. Simpson Manufacturing Company, Inc., et al.*, Civil No. 11-00254 ACK. In this action, Plaintiff National Union Fire Insurance Company of Pittsburgh, Pennsylvania ("National Union"), which issued certain Commercial General Liability insurance policies to the Company, seeks declaratory relief in the Cases with respect to its obligations to defend or indemnify the Company, Simpson Strong-Tie Company Inc., and a vendor of the Company's strap tie holdown products. By Order dated November 7, 2011, all proceedings in the *National Union* action have been stayed. If the stay is lifted and the National Union action is not dismissed, the Company intends vigorously to defend all claims advanced by National Union.

On April 12, 2011, Fireman's Fund Insurance Company ("Fireman's Fund"), another of the Company's general liability insurers, sued Hartford Fire Insurance Company ("Hartford"), a third insurance company from whom the Company purchased general liability insurance, in the United States District Court for the Northern District of California, *Fireman's Fund Insurance Company v. Hartford Fire Insurance Company*, Civil No. 11 1789 SBA (the "*Fireman's Fund* action"). The Company has intervened in the *Fireman's Fund* action and has moved to stay all proceedings in that action as well, pending resolution of the underlying Ocean Pointe Cases.

On November 21, 2011, the Company commenced a lawsuit against National Union, Fireman's Fund, Hartford and others in the Superior Court of the State of California in and for the City and County of San Francisco (the "*San Francisco* coverage action"). In the *San Francisco* coverage action, the Company alleges generally that the separate pendency of the *National Union* action and the *Fireman's Fund* action presents a risk of inconsistent adjudications; that the San Francisco Superior Court has jurisdiction over all of the parties and should exercise jurisdiction at the appropriate time to resolve any and all disputes that have arisen or may in the future arise among the Company and its liability insurers; and that the *San Francisco* coverage action should also be stayed pending resolution of the underlying Ocean Pointe Cases. The *San Francisco* coverage action has been ordered stayed pending resolution of the Cases.

Nishimura v. Gentry Homes, Ltd; Simpson Manufacturing Co., Inc.; and Simpson Strong-Tie Company, Inc., Civil no. 11-1-1522-07, was filed in the Circuit Court of the First Circuit of Hawaii on July 20, 2011. The *Nishimura* case alleges premature corrosion of the Company's strap tie holdown products in a housing development at Ewa Beach in Honolulu, Hawaii. The case is a putative class action brought by owners of allegedly affected homes. The Complaint alleges that the Company's strap products and mudsill anchors are insufficiently corrosion resistant and/or fail to comply with Honolulu's building code. In February 2012, the Court dismissed three of the five claims the plaintiffs had asserted against the Company. The Company is currently investigating the allegations of the complaint, including, among other things: the existence and extent of the alleged corrosion, if any; the building code provisions alleged to be applicable and, if applicable, whether the products complied; the buildings affected; the responsibility of the general contractor, various subcontractors and other construction professionals for the alleged damages; the amount, if any, of damages suffered; and the costs of repair, if any are needed. At this time, the likelihood that the Company will be found liable for any damage allegedly suffered and the extent of such liability, if any, are unknown. The Company denies any liability of any kind and intends to defend itself vigorously in this case.

With respect to these legal proceedings, individually and in the aggregate, the Company has not yet been able to determine whether an unfavorable outcome is probable or reasonably possible and has not been able to reasonably estimate the amount or range of any possible loss. As a result, no amounts have been accrued or disclosed in the accompanying consolidated financial statements with respect to these legal proceedings.

The Company is not engaged in any other legal proceedings as of the date hereof, which the Company expects individually or in the aggregate will have a material adverse effect on the Company's financial condition, cash flows or results of operations. The resolution of claims and litigation is subject to inherent uncertainty and could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Item 4. Mine Safety Disclosure.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SSD." The following table shows the range of high and low closing sale prices per share of the common stock as reported by the NYSE and dividends paid per share of common stock for the calendar quarters indicated:

Quarter	Market Price		Dividends
	High	Low	Paid
2012			
Fourth	$ 33.74	$ 28.57	$ 0.250
Third	30.06	23.69	0.125
Second	32.48	26.64	0.125
First	34.55	28.69	0.125
2011			
Fourth	$ 35.23	$ 23.43	$ 0.125
Third	30.57	23.86	0.125
Second	30.39	26.05	0.125
First	31.67	26.21	0.125

The Company estimates that as of February 20, 2013, approximately 9,521 persons beneficially owned shares of the Company's common stock either directly or through nominees.

The Company began declaring quarterly dividends of $0.05 per common share in January 2004. The Company paid quarterly dividends of $0.125 per share in 2011 and 2012, and also paid a special one-time dividend of $0.125 per share in December 2012 in lieu of the regular quarterly dividend that the Company would have otherwise paid in the second quarter of 2013. Future dividends, if any, will be determined by the Company's Board of Directors, based on the Company's earnings, cash flows, financial condition and other factors deemed relevant by the Board of Directors.

In February 2013, the Company's Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's common stock. The authorization will remain in effect through the end of 2013. This replaces the $50.0 million repurchase authorization from January 2012. In 2012, the Company did not repurchase any shares. In 2011, the Company repurchased 1.9 million shares of its common stock, at a cost of $53.2 million.

The following table sets forth certain information as of December 31, 2012, concerning (a) all equity compensation plans of the Company previously approved by the stockholders and (b) all equity compensation plans of the Company not previously approved by the stockholders.

Plan Category	(a) Number of securities to be issued on exercise of outstanding options, warrants & rights	(b) Weighted-average exercise price of outstanding options, warrants & rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	1,907,410	$31.58	6,279,144
Equity compensation plans not approved by stockholders	0	N/A	53,000 (1)
Total	1,907,410	$31.58	6,332,144

(1) Includes 9,300 shares issued on January 7, 2013, under the Company's 1994 Employee Stock Bonus Plan. As of December 31, 2012, the Company had reserved 200,000 shares of common stock for issuance as bonuses under the 1994 Employee Stock Bonus Plan, of which 147,000 shares had been issued.

Company Stock Price Performance

The graph below compares the cumulative total stockholder return on the Company's common stock from December 31, 2007, through December 31, 2012, with the cumulative total return on the S & P 500 Index and the Dow Jones Building Materials Index over the same period (assuming the investment of $100 in the Company's common stock and in each of the indices on December 31, 2007, and reinvestment of all dividends).


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Simpson Manufacturing Co., Inc., the S&P 500 Index,
and the Dow Jones US Building Materials & Fixtures Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Simpson Manufacturing Co., Inc.
S&P 500

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.

Item 6. Selected Financial Data.

The following table sets forth selected consolidated financial information with respect to the Company for each of the five years ended December 31, 2012, 2011, 2010, 2009 and 2008 (presented in thousands, except per share amounts), derived from the Consolidated Financial Statements of the Company. The Company sold its venting operation in 2010 and has classified the venting operation as discontinued operations for the periods presented herein. The Company adopted the revised business combinations guidance codified as the "Business Combinations" topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC"). The presentation of the information in the tables below complies with the accounting pronouncements, but is not necessarily comparable with prior years. The financial information below includes acquired company results of operations beginning on the dates of acquisition. For a summary of recent acquisitions, see "Note 2 — Acquisitions" to the consolidated financial statements included herein. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

(in thousands, except per-share data)	Years Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
Net sales	$ 657,236	$ 603,446	$ 555,487	$ 526,544	$ 676,724
Cost of sales	373,759	332,642	311,349	341,645	404,163
Gross profit	283,477	270,804	244,138	184,899	272,561
Research and development and other engineering expense	35,919	25,886	21,110	18,756	20,173
Selling expense	82,364	73,568	63,293	58,790	73,509
General and administrative expense	100,973	95,820	79,788	75,063	86,880
Impairment of goodwill	2,346	1,282	6,292	–	2,964
Loss (gain) on sale of assets	166	191	(4,769)	794	(122)
Income from operations	61,709	74,057	78,424	31,496	89,157
Income (loss) in equity method investment, before tax	–	4,389	(535)	(194)	(486)
Interest income, net	212	340	148	175	2,606
Income from continuing operations before income taxes	61,921	78,786	78,037	31,477	91,277
Provision for income taxes from continuing operations	20,003	27,886	33,239	17,356	36,102
Income from continuing operations, net of tax	41,918	50,900	44,798	14,121	55,175
Discontinued operations:					
Loss from discontinued operations	–	–	(23,419)	(2,986)	(1,625)
Benefit from income taxes from discontinued operations	–	–	(7,207)	(1,082)	(384)
Loss from discontinued operations, net of tax	–	–	(16,212)	(1,904)	(1,241)
Net income	$ 41,918	$ 50,900	$ 28,586	$ 12,217	$ 53,934
Earnings (loss) per share of common stock:					
Basic					
Continuing operations	$ 0.87	$ 1.04	$ 0.91	$ 0.29	$ 1.13
Discontinued operations	–	–	(0.33)	(0.04)	(0.03)
Net income	0.87	1.04	0.58	0.25	1.11
Diluted					
Continuing operations	$ 0.87	$ 1.04	$ 0.90	$ 0.29	$ 1.13
Discontinued operations	–	–	(0.33)	(0.04)	(0.03)
Net income	0.87	1.04	0.58	0.25	1.10
Cash dividends declared per share of common stock	$ 0.625	$ 0.50	$ 0.40	$ 0.40	$ 0.40

(in thousands)	December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Working capital	$ 402,538	$ 430,476	$ 511,640	$ 458,607	$ 455,703
Property, plant and equipment, net	213,452	195,716	177,072	187,814	193,318
Goodwill	121,981	99,849	70,069	81,626	68,619
Total assets	890,322	836,087	874,709	843,805	830,200
Line of credit and long-term debt, including current portion	178	–	–	–	26
Total liabilities	100,754	77,724	86,916	80,021	81,174
Total stockholders' equity	789,568	758,363	787,793	763,784	749,026

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This document contains forward-looking statements, based on numerous assumptions and subject to risks and uncertainties. Although the Company believes that the forward-looking statements are reasonable, it does not and cannot give any assurance that its beliefs and expectations will prove to be correct. Many factors could significantly affect the Company's operations and cause the Company's actual results to be substantially different from the Company's expectations. See "Item 1A - Risk Factors." Actual results might differ materially from results suggested by any forward-looking statements in this report. The Company does not have an obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise.

The following is a discussion and analysis of the consolidated financial condition and results of continuing operations, unless stated otherwise, for the Company for the years ended December 31, 2012, 2011 and 2010, and of certain factors that may affect the Company's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere herein.

Overview

The Company designs, manufactures and sells building construction products that are of high quality and performance, easy to use and cost-effective for customers. It operates in three business segments determined by geographic region; North America, Europe and Asia/Pacific. The North American segment sells both wood and concrete construction products and has been highly dependent on housing starts. The Company has made efforts to be less dependent on new housing construction by expanding its line of concrete construction products. The European segment also sells both wood and concrete construction products and until recently relied primarily on wood construction products for its success. The recent European acquisition of S&P Clever and its concrete construction products have contributed to nearly all of the European segment's sales growth compared to 2010. In September 2012, the Company decided to discontinue manufacturing and selling heavy-duty mechanical anchors in Europe to focus on other concrete construction products such as its light and medium-duty anchors and products sold by Fox Industries and S&P Clever. The Asia/Pacific segment sold both wood and concrete construction products in nearly equal amounts in both 2012 and 2010. With the recent acquisition of Fox Industries in North America and S&P Clever in Europe, the Company believes its sales of concrete construction products should grow in the Asia/Pacific segment.

The Company generally manufactures products and incurs costs in the areas where sales occur. Therefore, for each of the Company's foreign operations the local currency is the functional currency and each foreign operation transacts primarily in its functional currency. The Company does not currently plan to enter into foreign currency contracts to hedge its exposure to foreign exchange rates.

The Administrative & All Other segment primarily includes expenses such as self-insured workers compensation claims for certain members of management, stock-based compensation for certain members of management, interest expense, foreign exchange gains or losses and income tax expense, as well as revenues and expenses related to real estate activities, such as rental income and depreciation expense on the Company's facility in Vacaville, California, which the Company has leased to a third party for a 10-year term expiring in August 2020.

The Company experienced net sales growth from 2010 to 2012 primarily from higher volumes, partly due to acquisitions, and increased pricing. The Company's net income in 2012 increased from 2010 but is down from 2011.

The following are the more significant developments in the Company's performance since 2010:

- Net sales increased to $657.2 million in 2012 from $555.5 million in 2010, reflecting improved economic conditions primarily in North America and additional net sales of $15.1 million from the North American acquisitions and of $17.1 million from the European acquisition. Net sales increased in 2012 from 2010 in all regions of the United States, with an above-average rate of increase in the southeast region of the country, and net sales to contractor distributers and lumber dealers increased significantly over the same period. Overall, home center sales in 2012 decreased from their 2011 level and were comparable to their 2010 level, due to the loss of a customer, although 2012 sales to The Home Depot increased from 2010. Sales to The Home Depot exceeded 10% of the Company's consolidated net sales in the years ended December 31, 2012, 2011 and 2010 (see "Item 1A – Risk Factors" and Note 14 to the Company's Consolidated Financial Statements). Net sales also increased in 2012 from 2010 in the European and Asia/Pacific segments, with above average increases in the Asia/Pacific segment. Net sales increases in North America and Europe segments were partly due to the acquisitions of:
  - Certain assets of CGMI, formerly called Socom S.A., a French company ("Socom"), in 2010:
  - The assets of Fox Industries, Inc. ("Fox Industries"), a Maryland company, in December 2011:
  - The assets of Automatic Stamping, LLC, and Automatic Stamping Auxiliary Services, LLC, both North Carolina limited liability companies (collectively "Automatic Stamping"), in December 2011; and
  - S&P Clever Reinforcement AG and S&P Clever International AG, both companies incorporated under the laws of Switzerland (collectively "S&P Clever"), in January 2012.
- Gross profit margin decreased from 44.0% in 2010 to 43.1% in 2012, with wood construction products representing 85% of total sales in 2012, down from 89% of total sales in 2010. The overall 2012 gross profit margin was negatively affected by increased sales of concrete construction products, which have lower profit margins and higher material costs as compared to wood construction products. The gross profit margin differential between wood construction products and concrete construction products narrowed from 23% in 2010 to 17% in 2012.
- Operating expenses increased to $221.8 million, 33.7% of sales, in 2012 from $165.7 million 29.9% of sales in 2010, primarily due to acquisitions, which increased the number of employees since 2010, research and development expenses and depreciation and amortization expenses.

Retailers and distributors have consolidated over time, both providing opportunities for growth and exposing Simpson Strong-Tie to potential over-dependence with the increasing size and importance of individual customers. The loss of any of the larger home centers and distributors as customers would have a material adverse effect on SST, unless and until either such customers are replaced or SST makes the necessary adjustments (if possible) to compensate for the loss of business.

Results of Operations

The following table sets forth, for the years indicated, the percentage of net sales of specified items in the Company's Consolidated Statements of Operations.

	Years Ended December 31,		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	56.9%	55.1%	56.0%
Gross profit	43.1%	44.9%	44.0%
Research and development and other engineering	5.5%	4.3%	3.8%
Selling expense	12.5%	12.2%	11.4%
General and administrative expense	15.4%	15.9%	14.4%
Impairment of goodwill	0.4%	0.2%	1.1%
Gain on sale of assets	0.0%	0.0%	(0.9%)
Income from operations	9.4%	12.3%	14.1%
Income (loss) in equity method investment	0.0%	0.7%	(0.1%)
Interest income, net	0.0%	0.1%	–
Income from continuing operations, before income taxes	9.4%	13.1%	14.0%
Provision for income taxes from continuing operations	3.0%	4.6%	6.0%
Income from continuing operations, net of tax	6.4%	8.4%	8.1%
Loss from discontinued operations, net of tax	–	–	(2.9%)
Net income	6.4%	8.4%	5.1%

Comparison of the Years Ended December 31, 2012 and 2011

The following table illustrates the change in the Company's continuing operations from 2011 to 2012, and the increases or decreases for each category by segment.

(in thousands)	Continuing Operations 2011	Increase (Decrease) in Operating Segment				Continuing Operations 2012
		North America	Europe	Asia/ Pacific	Admin & All Other	
Net sales	$ 603,446	$ 48,173	$ 4,303	$ 1,315	$ (1)	$ 657,236
Cost of sales	332,642	36,431	5,020	501	(835)	373,759
Gross profit	270,804	11,742	(717)	814	834	283,477
Research and development and other engineering expense	25,886	10,280	(226)	11	(32)	35,919
Selling expense	73,568	8,075	136	784	(199)	82,364
General and administrative expense	95,820	(2,829)	7,707	1,345	(1,070)	100,973
Impairment of goodwill	1,282	–	1,064	–	–	2,346
Loss (gain) on sale of assets	191	(20)	(7)	2	–	166
Income from operations	74,057	(3,764)	(9,391)	(1,328)	2,135	61,709
Income (loss) in equity method investment, before tax	4,389	(4,389)	–	–	–	–
Interest income, net	340	(79)	110	21	(180)	212
Income from continuing operations before income taxes	78,786	(8,232)	(9,281)	(1,307)	1,955	61,921
Provision for income taxes from continuing operations	27,886	(10,311)	956	1,128	344	20,003
Income from continuing operations, net of tax	$ 50,900	$ 2,079	$ (10,237)	$ (2,435)	$ 1,611	$ 41,918

Net Sales

The following table represents net sales by segment for the years ended December 31, 2011 and 2012:

(in thousands)	North America	Europe	Asia/ Pacific	Admin & All Other	Total
December 31, 2011	$ 474,722	$ 118,246	$ 9,528	$ 950	$ 603,446
December 31, 2012	522,895	122,549	10,843	949	657,236
Increase (decrease)	$ 48,173	$ 4,303	$ 1,315	$ (1)	$ 53,790
Percentage increase (decrease)	10.1%	3.6%	13.8%	(0.1%)	8.9%

The following table represents segment net sales as percentages of total net sales for the years ended December 31, 2011 and 2012:

	North America	Europe	Asia/ Pacific	Admin & All Other	Total
Percentage of total 2011 net sales	78.7%	19.6%	1.6%	0.1%	100.0%
Percentage of total 2012 net sales	79.6%	18.6%	1.7%	0.1%	100.0%

- The 10.1% increase in North American segment net sales accounted for 89.6% of the overall increase and resulted from increased sales volume and the acquisitions of Fox Industries and Automatic Stamping while average prices for the year were flat.
- The 3.6% increase in European segment net sales accounted for 8.0% of the overall Company increase and resulted from the acquisition of S&P Clever and a slight price increase partly offset by reduced sales volumes due to difficult economic conditions, and unfavorable currency translations of approximately $5.8 million.
- Net sales in the Asia/Pacific segment, although relatively small, have increased as the Company continued expanding its presence in the region. Asia/Pacific net sales were not materially affected by currency translations.

Gross Profit

The following table represents gross profit by segment for the years ended December 31, 2011 and 2012:

(in thousands)	North America	Europe	Asia/ Pacific	Admin & All Other	Total
December 31, 2011	$ 231,499	$ 38,561	$ 667	$ 77	$ 270,804
December 31, 2012	243,242	37,844	1,481	910	283,477
Increase (decrease)	$ 11,742	$ (717)	$ 814	$ 833	$ 12,673
Percentage increase (decrease)	5.1%	(1.9%)	122.0%	NM	4.7%

The following table represents gross profit percentages by segment for the years ended December 31, 2011 and 2012:

	North America	Europe	Asia/ Pacific	Admin & All Other	Total
2011 gross profit percentage	48.8%	32.6%	7.0%	NM	44.9%
2012 gross profit percentage	46.5%	30.9%	13.7%	NM	43.1%

- Wood construction products represented 85% of total sales in 2012, down from 89% of total sales in 2011.
- The overall 2012 gross profit margins were negatively affected by increased sales of concrete construction products, which have lower profit margins.
- The gross profit margin differential between wood construction products and concrete construction products increased from 15% in 2011 to 17% in 2012.
- The North American segment accounted for 92.7% of the overall increase in gross profit with wood construction products representing 87% of total North American segment's net sales in 2012, down from 89% in 2011. The decreased gross profit margin was due primarily to higher material costs as a percentage

of net sales, increased concrete construction product sales, which have a lower gross profit margin than wood construction product sales, and greater price competition.

- Wood construction product sales represented 80% of the European segment's net sales in 2012 down from 92% in 2011. The decreased gross profit margin was primarily due to charges resulting from the decision to discontinue manufacturing heavy-duty mechanical anchors made at the Company's facility in Ireland and selling those products in Europe. The charges related to the closure of the Irish facility and discontinuing the sale of heavy-duty anchor products in the European segment. The charges included severance costs of $2.3 million, loss on sale of inventory of $1.0 million and accelerated depreciation of $0.2 million.

The Company continues to face uncertainty in the cost and availability of steel. If steel prices increase and the Company is not able to maintain its prices or increase them sufficiently, the Company's margins could deteriorate further.

Research and Development and Other Engineering Expense

Research and development and other engineering expense increased 38.8% to $35.9 million in 2012 from $25.9 million in 2011. The increase was primarily due to additional professional fees of $6.5 million for truss software development, personnel costs of $2.4 million for additional employees and pay rate increases and stock-based compensation of $0.4 million.

- Research and development and other engineering expense attributable to the North American segment increased $10.3 million, including professional fees of $6.7 million and personnel costs of $2.3 million.
- None of the changes in the other segments was individually material.

Selling Expense

Selling expense increased 12.0% to $82.4 million in 2012 from $73.6 million in 2011. The increase was primarily due to additional personnel costs of $5.0 million, resulting from the recent North American and European acquisitions and expansion in the Asia/Pacific segment, additional employees, increased pay rates and stock-based compensation of $1.3 million, legal and professional fees of $1.2 million and promotional costs of $1.1 million.

- Selling expense attributable to the North America segment increased $8.1 million, including increases in personnel costs of $3.8 million, stock-based compensation of $1.3 million, promotional costs of $1.1 million and professional fees of $1.0 million.
- Selling expense attributable to the Asia/Pacific segment increased $0.8 million, including an increase of $0.7 million in personnel costs.

General and Administrative Expense

General and administrative expense increased 5.4% to $101.0 million in 2012 from $95.8 million in 2011. Personnel costs increased $4.3 million primarily due to the recent European acquisition and expansion in the Asia/Pacific segment, additional employees and an increase in pay rates. Amortization expense increased $3.3 million and depreciation expense increased $1.5 million primarily due to the recent acquisitions in both North America and Europe. The remaining increases in general and administrative expenses included $1.3 million in stock-based compensation, $0.7 million in computer hardware, software and support and the remainder in various other expenses. These increases were partly offset by a net decrease in professional and legal fees of $5.3 million, although professional and legal fees increased by $1.3 million in the European segment due to the 2012 acquisition and the closure of the Ireland facility, and a decrease in cash profit sharing of $2.2 million due to lower operating income.

- General and administrative expense attributable to the North American segment decreased $2.8 million, including decreases in professional and legal fees of $6.6 million and cash profit sharing of $1.1 million, partly offset by increases in depreciation expense of $1.6 million, amortization expense of $1.1 million, personnel costs of $0.7 million, computer hardware, software and support of $0.6 million and stock-based compensation of $0.3 million.
- General and administrative expense attributable to the European segment increased $7.7 million, including increases in personnel costs of $2.3 million, amortization expense of $1.5 million, professional and legal fees of $1.0 million and stock-based compensation of $0.3 million, partly offset by a decrease in cash profit sharing of $0.2 million. Closure of the Ireland facility also contributed to the increased General and Administrative expense attributable to the European segment, which included amortization expense of $0.6 million, severance costs of $0.4 million and legal and professional fees of $0.3 million.
- General and administrative expense attributable to the Asia/Pacific segment increased $1.3 million, including increases in personnel costs of $1.1 million and cash profit sharing of $0.1 million.

- General and administrative expense attributable to the Admin & All Other segment decreased $1.1 million, including an increase in stock-based compensation of $0.7 million, offset by decreases in cash profit sharing of $1.0 million and various other items.

Impairment of Goodwill

The impairment charge of $2.3 million taken in 2012 resulting from the Company's annual impairment test in the fourth quarter of 2012 was associated with assets in Germany that were acquired in 2002 and 2008 and with the Germany reporting unit. The Germany reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows from weakening profit margins due to European economic conditions, specifically in Germany. The goodwill associated with the Germany reporting unit is fully impaired. The method to determine the fair value of the Germany reporting unit was a discounted cash flow model. The Company's 2011 annual goodwill impairment analysis resulted in an impairment charge of $1.3 million associated with the U.K. reporting unit. The Germany and U.K. reporting units are associated with the European segment. See "Critical Accounting Policies and Estimates – *Goodwill Impairment Testing*."

Stock-Based Compensation

The Company estimates that the pre-tax stock-based compensation expense for 2013 will be approximately $9.0 million for stock option grants and restricted stock unit awards in 2009 through 2012 and restricted stock unit awards in 2013. This amount does not include the service inception charge for restricted stock units, if any, that may be awarded in 2014.

Provision for Income Taxes

The effective tax rate was 32.3% for 2012. The provision for income tax expense decreased primarily due to the realization of a $9.9 million tax benefit resulting from the worthless stock deduction for its investment in the Company's Irish subsidiary. The Company also had nondeductible items such as goodwill impairment and foreign losses for which no tax benefit was recorded. Excluding these factors, the effective tax rate would have been approximately 43%. In 2011 the effective tax rate was 35.4% due to improved operations in countries where valuation allowances had been recorded against tax losses and those allowances were released in 2011.

Comparison of the Years Ended December 31, 2011 and 2010

The following table illustrates the changes in the Company's continuing operations from 2010 to 2011 and the increases or decreases for each category by segment.

(in thousands)	Continuing Operations 2010	Increase (Decrease) in Operating Segment				Continuing Operations 2011
		North America	Europe	Asia/ Pacific	Admin & All Other	
Net sales	$ 555,487	$ 30,100	$ 16,932	$ 296	$ 631	$ 603,446
Cost of sales	311,349	3,971	13,781	2,239	1,302	332,642
Gross profit	244,138	26,129	3,151	(1,943)	(671)	270,804
Research and development and other engineering expense	21,110	3,457	1,252	(50)	117	25,886
Selling expense	63,293	7,068	2,080	599	528	73,568
General and administrative expense	79,788	15,999	153	(1,125)	1,005	95,820
Impairment of goodwill	6,292	–	(5,009)	–	(1)	1,282
Loss (gain) on sale of assets	(4,769)	5,262	(295)	(7)	–	191
Income from operations	78,424	(5,657)	4,970	(1,360)	(2,320)	74,057
Income (loss) in equity method investment, before tax	(535)	4,924	–	–	–	4,389
Interest income, net	148	109	105	76	(98)	340
Income from continuing operations before income taxes	78,037	(624)	5,075	(1,284)	(2,418)	78,786
Provision for income taxes from continuing operations	33,239	(3,364)	148	(1,095)	(1,042)	27,886
Income from continuing operations, net of tax	$ 44,798	$ 2,740	$ 4,927	$ (189)	$ (1,376)	$ 50,900

Net Sales

The following table represents net sales by segment for the years ended December 31, 2010 and 2011:

(in thousands)	North America	Europe	Asia/ Pacific	Admin & All Other	Total
December 31, 2010	$ 444,622	$ 101,314	$ 9,232	$ 319	$ 555,487
December 31, 2011	474,722	118,246	9,528	950	603,446
Increase	$ 30,100	$ 16,932	$ 296	$ 631	$ 47,959
Percentage increase	6.8%	16.7%	3.2%	197.8%	8.6%

The following table represents segment net sales as percentages of total net sales for the years ended December 31, 2010 and 2011:

	North America	Europe	Asia/ Pacific	Admin & All Other	Total
Percentage of total 2010 net sales	80.0%	18.2%	1.7%	0.1%	100.0%
Percentage of total 2011 net sales	78.7%	19.6%	1.6%	0.1%	100.0%

- The 6.8% increase in North American segment net sales accounted for 62.8% of the overall increase. The increase in North American net sales resulted from increases in both sales volume and price increases averaging 5.2%. In 2011, net sales increased throughout most of North America with the strongest growth in the south/southeastern region of the United States. North American sales to contractor and dealer distributors and lumber dealers increased.
- The 16.7% increase in European segment net sales accounted for 35.3% of the overall increase. The increase in net sales in Europe resulted from an increase in sales volume, as average prices were flat, as well as favorable currency translations of approximately $5.6 million.

- Net sales in the Asia/Pacific segment, although relatively small, have increased as the Company expanded its presence in the region and were not materially affected by currency translations.

Gross Profit

The following table represents gross profit by segment for the years ended December 31, 2010 and 2011:

(in thousands)	North America	Europe	Asia/ Pacific	Admin & All Other	Total
December 31, 2010	$ 205,372	$ 35,410	$ 2,610	$ 746	$ 244,138
December 31, 2011	231,499	38,561	667	77	270,804
Increase (decrease)	$ 26,127	$ 3,151	$ (1,943)	$ (669)	$ 26,666
Percentage increase (decrease)	12.7%	8.9%	(74.4%)	(89.7%)	10.9%

The following table represents gross profit as a percentage of sales by segment for the years ended December 31, 2010 and 2011:

	North America	Europe	Asia/ Pacific	Admin & All Other	Total
2010 gross profit percentage	46.2%	35.0%	28.3%	NM	44.0%
2011 gross profit percentage	48.8%	32.6%	7.0%	NM	44.9%

- Wood construction products represented 89% of total sales in both 2011 and 2010.
- The increase in 2011 gross profit margins was primarily due to increased absorption of fixed overhead from higher production volumes to meet higher demand.
- The gross profit margin differential between wood construction products and concrete construction products group decreased to 15% in 2011 from 22% in 2010. The gross profit margins in both product groups benefited from increased absorption of fixed overhead from higher production volumes to meet higher demand.
- The North American segment accounted for 98.0% of the overall increase in gross profit with wood construction products representing 89% of the North American segment's total sales in both 2011 and 2010. Increased production during 2011 resulted in increased absorption of fixed overhead, also positively affecting gross profit margin.
- Wood construction product sales represented 92% of the European segment's net sales in 2011, down from 95% in 2010. Increased concrete construction product sales, which have a lower margin relative to the wood construction products contributed to decreased European gross profit margins.
- Changes to the other segments were not individually material.

Research and Development and Other Engineering Expense

Research and development and other engineering expense increased 22.6% to $25.9 million in 2011 from $21.1 million in 2010. The increase was primarily due to increases in personnel costs of $1.9 million, including additional employees and a cost of living pay increase, cash profit sharing of $0.9 million resulting from higher operating profits, and professional services of $0.8 million mostly for an engineering services contract.

- Research and development and other engineering expense attributable to the North American segment increased $3.5 million, including personnel costs of $1.1 million, cash profit sharing of $0.9 million and professional fees of $0.7 million.
- Research and development and other engineering expense attributable to the European segment increased $1.3 million, including personnel costs of 0.8 million and professional fees of $0.4 million.
- Changes to the other segments were not individually material.

Selling Expense

Selling expense increased 16.2% to $73.6 million in 2011 from $63.3 million in 2010, including increases in personnel costs of $4.9 million for additional employees and a cost of living pay increase, cash profit sharing and commissions of $2.7 million resulting from higher operating profits, promotional costs of $1.4 million mostly for additional printing and promotional activities, and stock-based compensation of $1.0 million due to meeting 2010 performance goals.

- Selling expense attributable to the North American segment increased $7.1 million, including increases in personnel costs of $3.3 million, cash profit sharing and commissions of $2.5 million, promotional costs of $0.8 million and stock-based compensation of $0.8 million.
- Selling expense attributable to the European segment increased $2.1 million, including increases in personnel costs of $1.1 million, cash profit sharing and commissions of $0.2 million and promotional costs of $0.6 million.
- Changes to the other segments were not individually material.

General and Administrative Expense

General and administrative expense increased 20.1% to $95.8 million in 2011 from $79.8 million in 2010, including increases in professional and legal fees of $7.8 million primarily related to acquisitions and the defense and settlement of litigation, cash profit sharing of $3.2 million resulting from higher operating profits, increased personnel costs of $2.2 million mostly for additional employees and a cost of living pay increase, stock-based compensation of $1.3 million due to meeting 2010 performance goals, depreciation expense of $0.9 million for newly acquired assets, and impairment of available for sale assets of $0.7 million. These changes are mostly attributable to the North American segment. Changes to the other segments were not individually material.

Impairment of Goodwill

The impairment charge taken in 2011 resulting from the Company's annual impairment test in the fourth quarter of 2011 was associated with assets in England that were acquired in 1999 and with the U.K. reporting unit. The U.K. reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows from weakening profit margins. The goodwill associated with the U.K. reporting unit was fully impaired. The method to determine the fair value of the U.K. reporting unit was a discounted cash flow model. The Company's 2010 annual goodwill impairment analysis also resulted in an impairment charge associated with the European anchor products reporting unit. These reporting units are associated with the European segment. See "Critical Accounting Policies and Estimates – *Goodwill Impairment Testing*."

Gain on Sale of Assets

In 2010, the Company's North American segment recorded gains on sales of assets of $4.8 million, primarily due to the sale of its real estate in Brea, California.

Provision for Income Taxes

The effective tax rate was 35.4% in 2011, as compared to 42.6% in 2010, primarily due to improved operations in 2011 in countries where valuation allowances had been recorded against tax losses. In addition, the effective tax rate in 2010 was higher because of a goodwill impairment for which no tax benefit was recognized. The change in the provision for income taxes was attributable to the North American and Asia/Pacific segments.

Critical Accounting Policies and Estimates

The critical accounting policies described below affect the Company's more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. If the Company's business conditions change or if it uses different assumptions or estimates in the application of these and other accounting policies, the Company's future results of operations could be adversely affected.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value (market). Cost includes all costs incurred in bringing each product to its present location and condition, as follows:

- Raw materials and purchased finished goods – principally valued at cost determined on a weighted average basis: and
- In-process products and finished goods – cost of direct materials and labor plus attributable overhead based on a normal level of activity.

The Company applies net realizable value and obsolescence to the gross value of inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. If on-hand supply of a product exceeds projected demand or if the Company believes the product is no longer marketable, the product is considered obsolete inventory. The Company revalues obsolete inventory to its net realizable value. The Company has consistently applied this methodology. The Company believes that this approach is prudent and makes suitable impairments for slow-moving and obsolete inventory. When impairments are established, a new cost basis of the inventory is created. Unexpected change in market demand, building codes or buyer preferences could reduce the rate of inventory turnover and require the Company to recognize more obsolete inventory.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, net of applicable provision for discounts, returns and incentives, whether actual or estimated, based on the Company's experience. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured and pricing is fixed or determinable. The Company's general shipping terms are F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. When the Company sells F.O.B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing after-market repair and maintenance, engineering activities, software license sales and service and lease income, though significantly less than 1% of net sales and not material to the consolidated financial statements, are recognized as the services are completed or the software products and services are delivered. If actual costs of sales returns, incentives and discounts were to significantly exceed the recorded estimated allowance, the Company's sales would be adversely affected.

Business Combinations

The Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, the Company records any subsequent adjustments to its consolidated statements of operations.

Accounting for business combinations requires the Company's management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets. Although the Company believes that the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets that the Company has acquired include:

- Future expected cash flows from customer relationships and acquired unpatented technologies and patents;
- The acquired company's brand and competitive position and assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and
- Discount rates.

Unanticipated events and circumstances may affect the accuracy or validity of such assumptions, estimates or actual results.

For a given acquisition, the Company may identify pre-acquisition contingencies as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period (up to one year from the acquisition date) to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine their estimated amounts.

If the Company determines that a pre-acquisition contingency (that is not income-tax related) is probable and estimable as of the acquisition date, the Company records its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company often continues to gather information for and evaluate its pre-acquisition contingencies throughout the measurement period. If the Company changes the amounts recorded or identifies additional pre-acquisition contingencies during the measurement period, such amounts are included in the purchase price allocation during the measurement period and, subsequently, in the Company's results of operations.

In addition, the Company estimates uncertain tax positions and tax related valuation allowances assumed in connection with a business combination initially as of the acquisition date. The Company reevaluates these items quarterly with any adjustments to its preliminary estimates being recorded to goodwill if the Company is within the measurement period. The Company continues to collect information to determine estimated values. Subsequent to the measurement period or the Company's final determination of the uncertain tax positions estimated value or tax-related valuation allowances, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect the Company's provision for income taxes in its consolidated statement of operations and could have a material effect on the Company's results of operations and financial position.

Goodwill Impairment Testing

The Company tests goodwill for impairment at the reporting unit level on an annual basis (in the fourth quarter for the Company). The Company also reviews goodwill for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or disposition or relocation of a significant portion of a reporting unit.

The reporting unit level is generally one level below the operating segment, which is at the country level, except in the United States and Australia and except for S&P Clever.

The Company determined that the United States reporting unit includes four components: Northwest United States, Southwest United States, Northeast United States and Southeast United States (collectively the "U.S. Components"). The Company aggregates the U.S. Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the U.S. Components working in concert. The U.S. Components are economically similar because of a number of factors, including selling similar products to the shared customers and sharing assets and services such as intellectual property, manufacturing assets for certain products, research and development projects, manufacturing processes, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the U.S. Components level and costs are allocated among the four U.S. Components.

The Company determined that the Australia reporting unit includes three components: Australia, New Zealand and South Africa (collectively the "AU Components"). The Company aggregates the AU Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the AU Components working in concert. The AU components are economically similar because of a number of factors, including that New Zealand and South Africa operate as extensions of their Australian parent company selling similar products and sharing assets and services such as intellectual property, manufacturing assets for certain products, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the AU Components level and costs are allocated among the AU Components.

The Company determined that the S&P Clever reporting unit includes seven components: S&P Switzerland, S&P Poland, S&P Austria, S&P The Netherland, S&P Portugal, S&P Germany and S&P France (collectively the S&P Components"). The Company aggregates the S&P Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the S&P Components working in concert. The S&P Components are economically similar because of a number of factors, including sharing assets and services such as intellectual property, manufacturing assets for certain products, research and development projects, manufacturing processes, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the S&P Components level and costs are allocated among the S&P Components.

For some reporting units, the Company may first assess qualitative factors related to the goodwill of the reporting unit to determine whether it is necessary to perform a two-step impairment test. If the Company judges that it is more likely than not that the fair value of the reporting unit is greater than the carrying amount of the reporting unit, including goodwill, no further testing is required. If the Company judges that it is more likely than not that the fair value of the reporting unit is less than the carrying amount of the reporting unit, including goodwill, management will perform a two-step impairment test on goodwill. In the first step, management compares the fair value of the reporting unit to its carrying value. The fair value calculation uses a discounted cash flow model and may be supplemented by market approaches if information is readily available. If the Company judges that the carrying value of the net assets assigned to the reporting unit, including goodwill, exceeds the fair value of the reporting unit, a second step of the impairment test must be performed to determine the implied fair value of the reporting unit's goodwill. If the Company judges that the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company would record an impairment charge equal to the difference between the implied fair value of the goodwill and the carrying value.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions (Level 3 fair value inputs). The Company bases its fair value estimates on assumptions that it believes to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The impairment charge taken in 2012 resulting from the Company's annual impairment test in the fourth quarter of 2012 was associated with assets in Germany that were acquired in the years 2002 and 2008 and with the Company's Germany reporting unit. The Germany reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows from weakening profit margins due to European economic conditions, specifically in Germany. The goodwill associated with the Germany reporting unit was fully impaired. The impairment charge taken in 2011 resulting from the Company's annual impairment test was associated with assets in England that were acquired in 1999 and with the Company's U.K. reporting unit. The U.K. reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows from weakening profit margins due to economic conditions. The impairment charge taken in 2010 resulting from the Company's annual impairment test was related to assets that were acquired in Germany and Ireland in 2008 and associated with the European anchor products reporting unit. The reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows. The method to determine the fair value of the Germany, U.K. and European anchor products reporting units were discounted cash flow models. At December 31, 2012, the balance of goodwill of the Germany, U.K. and European anchor products reporting units were fully impaired. These reporting units are associated with the European segment.

The Company's Australia reporting unit passed step one of the annual 2012 impairment test by an 8% margin. The Australia reporting unit is highly sensitive to management's plans for increasing sales and margins by expanding activities within Australia as well as in New Zealand and South Africa. The Australia reporting unit's failure to meet management's objectives could result in future impairment of some or all of the Australia reporting unit's goodwill, which was $2.0 million at December 31, 2012.

The Company's S&P Clever reporting unit passed step one of the annual 2012 impairment test by a 2% margin indicating an estimated value greater than the January 2012 purchase price. The S&P Clever reporting unit is sensitive to management's plans for increasing sales by expanding into France and eventually into other European countries and China. The S&P Clever reporting unit's failure to meet management's objectives could result in future impairment of some or all of the S&P Clever reporting unit's goodwill, which was $19.9 million at December 31, 2012.

Effect of New Accounting Standards

Recent authoritative guidance issued by the FASB (including technical corrections to the ASC), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or is not expected to have a material effect on the Company's consolidated financial statements.

Liquidity and Sources of Capital

The Company's liquidity needs arise principally from working capital requirements, capital expenditures and business acquisitions. During the three years ended December 31, 2012, the Company relied on internally generated funds to finance these needs. The Company's working capital requirements are seasonal with the highest need typically occurring in the second and third quarters of the year. Cash and cash equivalents were $175.6 million and $213.8 million at December 31, 2012 and 2011, respectively. Working capital was $402.5 million and $430.5 million at December 31, 2012 and 2011, respectively. As of December 31, 2012, the Company had borrowings of $0.2 million on a revolving line of credit. The Company had unused capacity on this and other credit facilities of $311.0 million.

As of December 31, 2012, the Company's investments consisted of only United States Treasury securities and money market funds aggregating $76.1 million. Cash collected by the Company's United States subsidiaries is routinely transferred into cash management accounts which typically do not have restrictions on withdrawals. As of December 31, 2012, the Company had $83.6 million or 47.6% of its cash and cash equivalents held outside the United States in accounts belonging to several of the Company's foreign operating entities. The majority of this balance is held in foreign currencies and could be subject to additional taxation if it were repatriated to the United States. The Company has no plans to repatriate cash and cash equivalents held outside the United States as such funds are expected to be used to fund future international growth and acquisitions.

The Company's operating activities provided $68.1 million, $35.1 million and $77.2 million in net cash in 2012, 2011 and 2010, respectively. In 2012, cash was provided by net income of $41.9 million, noncash expenses totaling $40.7 million, primarily depreciation, amortization, stock-based compensation charges and impairment of assets, a decrease in other current assets of $4.0 million and an increase in accounts payable of $12.2 million. These increases were offset by increases in inventories of $17.0 million and trade accounts receivable of $2.7 million, and decreases in income taxes payable of $8.9 million, other long-term liabilities of $1.4 million and accrued liabilities of $0.9 million. The Company's inventories increased 13.3% to $204.1 million at December 31, 2012, from $180.1 million at December 31, 2011, primarily due to increases in raw materials and finished goods. The balance of the cash provided resulted from changes in other asset and liability accounts, none of which was material.

The Company's investing activities used $77.7 million in net cash in 2012, used $74.3 million in net cash in 2011, and provided $7.9 million in net cash in 2010. Cash paid for the S&P Clever, CarbonWrap and Keymark acquisitions was $65.1 million. The Company used $51.9 million in net cash in 2011 to acquire Fox Industries and Automatic Stamping. Cash paid for capital expenditures was $22.0 million in 2012, down from $26.1 million in 2011. The cash paid for capital expenditures was partly offset by proceeds from the sale of assets of $7.6 million and a Keymark-related entity's repayment of a loan of $1.7 million. The Company used $10.5 million in 2012 to complete its new manufacturing facility in Bad Nauheim, Germany, $4.2 million on updating and expanding recently acquired facilities in North America and Europe, and $1.1 million for other facilities. The balance of the cash used for capital expenditures resulted from numerous purchases, none of which was individually material. The Company's planned capital expenditures for 2013 total approximately $29.0 million.

In January 2012, the Company purchased the equity of S&P Clever, a manufacturer of engineered materials to repair, strengthen and restore concrete and masonry construction, for $50.7 million, net of cash received of $6.8 million. In March 2012, the Company purchased the assets of CarbonWrap, a developer of fiber-reinforced polymer products primarily for infrastructure and transportation projects, for $5.3 million. In December 2012, the Company reacquired a software development agreement and purchased certain assets from Keymark for $9.1 million, terminated the previous 2011 software development agreement with Keymark and acquired the right to certain software license revenue that was previously received by Keymark.

In 2012, the Company sold for $6.4 million, net of closing costs, its vacant facilities, in San Leandro, California, which had been classified as assets held for sale. The Company recorded impairment charges of $0.5 million and $1.1 million in years 2012 and 2011, respectively, the amount by which the carrying value exceeded the net realized value pursuant to the sale contract.

In 2012, the Company sold for $0.6 million assets associated with the heavy-duty mechanical anchor line in its Ireland facility, including code approvals and production equipment. The Company is closing the facility and preparing it for sale. When the Company completes preparation of the facility for sale, all remaining assets at this facility will be classified as assets held for sale. The Company will record an impairment charge equal to the amount, if any, by which this facility's carrying value of $2.7 million exceeds its estimated net realizable value. See Note 1 to the Company's Consolidated Financial Statements

In 2012, the Company relocated its German operations into a single facility in Bad Nauheim, Germany. With the completion of the relocation, the Company vacated its facility in Hungen, Germany. At the end of 2012, the Hungen facility was closed and classified as assets held for sale. The Company determined that the carrying value of the Hungen facility exceeded its estimated net realizable value and recorded an impairment charge of $0.3 million.

The Company's financing activities used $30.1 million, $76.3 million and $1.8 million in net cash in 2012, 2011 and 2010, respectively. Uses of cash for financing activities were from payments of cash dividends of $30.2 million, repayment of line of credit borrowings associated with S&P Clever of $5.7 million, debt issuance fees of $1.4 million related to the Company's $300.0 million credit agreement and contingent consideration related to the 2011 Fox Industries acquisition of $0.3 million. Cash provided was primarily from issuance of the Company's common stock of $4.9 million and line of credit borrowings associated with S&P Clever of $2.2 million.

In February 2013, the Company's Board of Directors authorized the Company to repurchase up to $50.0 million of the Company's common stock. The authorization will remain in effect through the end of 2013. This replaced the $50.0 million repurchase authorization from January 2012. The Company made no repurchases during 2012 or 2010. During 2011, the Company repurchased 1.9 million shares of its common stock, at a total cost of $53.2 million.

In July 2012, the Company entered into an unsecured credit agreement with a syndicate of banks providing for a 5-year revolving credit facility of $300.0 million, which includes a letter of credit sub-facility of up to $50.0 million. The Company may have the ability to increase the amount available under the credit agreement by an additional $200.0 million, to a maximum of $500.0 million, if existing lenders or new lenders are willing to make additional commitments and if the Company satisfies certain other conditions. On any such increase, the pricing for the facility may be subject to change. Amounts borrowed under this credit facility will bear interest at an annual rate equal to either, at the Company's option, (a) the rate for Eurocurrency deposits for the corresponding deposits of U.S. dollars appearing on Reuters LIBOR01screen page (the "LIBOR Rate"), adjusted for any reserve requirement in effect, plus a spread of 0.60% to 1.45%, determined quarterly based on the Company's leverage ratio (at December 31, 2012, the LIBOR Rate was 0.21%), or (b) a base rate, plus a spread of 0.00% to 0.45%, determined quarterly based on the Company's leverage ratio. The base rate is defined in a manner such that it will not be less than the LIBOR Rate. The Company will pay fees for standby letters of credit at an annual rate equal to the LIBOR Rate plus the applicable spread described above, and will pay market-based fees for commercial letters of credit. The Company is required to pay an annual facility fee of 0.15% to 0.30% of the available commitments under the credit agreement, regardless of usage, with the applicable fee determined on a quarterly basis based on the Company's leverage ratio. The Company is also required to pay customary fees as specified in a separate fee agreement between the Company and Wells Fargo Bank, National Association, in its capacity as the Agent under the credit agreement.

The proceeds of loans advanced under the credit agreement and letters of credit issued thereunder may be used for working capital and other general corporate needs of the Company, to pay dividends to the Company's stockholders or to repurchase outstanding securities of the Company as permitted by the credit agreement, and to finance acquisitions by the Company permitted by the credit agreement. No loans or letters of credit are currently outstanding under the credit agreement. The Company and its subsidiaries are required to comply with various affirmative and negative covenants. The covenants include provisions that would limit the availability of funds as a result of a material adverse change to the Company's financial position or results of operations. As of December 31, 2012, the Company was in compliance with its financial covenants under the credit agreement. The unsecured credit agreement expires in July 2017.

The Company's contractual obligations, as of December 31, 2012, for future payments are as follows, in thousands:

	Payments Due by Period				
Contractual Obligation	**Total all periods**	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Debt interest obligations	2,063	450	900	713	–
Operating lease obligations	20,850	6,391	8,517	4,638	1,304
Purchase obligations	9,782	9,247	535	–	–
Total	$ 32,695	$ 16,088	$ 9,952	$ 5,351	$ 1,304

Purchase obligations consist of commitments primarily related to the acquisition, construction or expansion of facilities and equipment, consulting agreements, pension fund contributions and minimum purchase quantities of certain raw materials. The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. Debt interest obligations include interest payments on fixed-term debt, line-of-credit borrowings and annual facility fees on the Company's primary line-of-credit facility. Interest on line-of-credit facilities was estimated based on historical borrowings and repayment patterns. The Company's primary line-of-credit facility includes annual facility fees from 0.15% to 0.30%, depending on the Company's leverage ratio, on the unused portion of the facilities.

At December 31, 2012, the Company's expected payment for contractual obligations included $4.5 million of gross liability for uncertain tax positions, although the Company cannot estimate the amount realized or the timing of cash settlement of this liability. This amount does not include any amount receivable that may arise from the settlement of the Company's uncertain tax positions. See Notes 1 and 10 to the Company's Consolidated Financial Statements.

Inflation

The Company believes that the effect of inflation on the Company has not been material in recent years, as general inflation rates have remained relatively low. The Company's main raw material, however, is steel, and increases in steel prices may adversely affect the Company's gross profit margins if it cannot recover the higher costs through price increases.

Indemnification Provisions

In the normal course of business, the Company indemnifies employees, officers, directors, consultants and third parties with which the Company has contractual arrangements under terms that may require the Company to make payments in relation to certain events. The Company has not incurred significant obligations under indemnification provisions historically, and does not expect to incur significant obligations in the future. Accordingly, the Company has not recorded a liability for these indemnities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company has no variable interest-rate debt investments.

The Company has foreign exchange rate risk in its international operations, primarily Europe and Canada, and through purchases from foreign vendors. The Company does not currently hedge this risk. If the exchange rate were to change by 10% in any one country where the Company has operations, the change in net income would not be material to the Company's operations taken as a whole. The translation adjustment resulted in an increase in accumulated other comprehensive income of $5.6 million for the year ended December 31, 2012, primarily due to the effect of the weakening of the United States dollar in relation to the Canadian dollar and most European currencies.

Item 8. Consolidated Financial Statements and Supplementary Data.

SIMPSON MANUFACTURING CO., INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Simpson Manufacturing Co., Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Simpson Manufacturing Co., Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded S&P Clever and Keymark from its assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by the Company in purchase business combinations during 2012. We have also excluded S&P Clever and Keymark from our audit of internal control over financial reporting. The total assets of these acquisitions are 8.1% and 1.0%, respectively, and combined total revenues are 2.6% of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 28, 2013

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets		
Cash and cash equivalents	$ 175,553	$ 213,817
Trade accounts receivable, net	82,812	76,420
Inventories	204,124	180,129
Deferred income taxes	11,473	11,774
Assets held for sale	593	6,793
Other current assets	23,499	13,131
Total current assets	498,054	502,064
Property, plant and equipment, net	213,452	195,716
Goodwill	121,981	99,849
Intangible assets	50,598	27,856
Deferred income taxes	–	2,851
Other noncurrent assets	6,237	7,751
Total assets	$ 890,322	$ 836,087
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Line of credit and notes payable	$ 178	$ –
Trade accounts payable	37,117	22,034
Accrued liabilities	44,923	36,156
Accrued profit sharing trust contributions	5,191	4,477
Accrued cash profit sharing and commissions	3,414	3,446
Accrued workers' compensation	4,692	5,474
Total current liabilities	95,515	71,587
Long-term liabilities	5,239	6,137
Total liabilities	100,754	77,724
Commitments and contingencies (Note 9)		
Stockholders' equity		
Preferred stock, par value $0.01; authorized shares, 5,000; issued and outstanding shares, none	–	–
Common stock, par value $0.01; authorized shares, 160,000; issued and outstanding shares, 48,422 and 48,163 at December 31, 2012 and 2011, respectively	483	481
Additional paid-in capital	184,677	170,483
Retained earnings	592,309	580,616
Accumulated other comprehensive income	12,099	6,783
Total stockholders' equity	789,568	758,363
Total liabilities and stockholders' equity	$ 890,322	$ 836,087

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Net sales	$ 657,236	$ 603,446	$ 555,487
Cost of sales	373,759	332,642	311,349
Gross profit	283,477	270,804	244,138
Operating expenses:			
Research and development and other engineering	35,919	25,886	21,110
Selling	82,364	73,568	63,293
General and administrative	100,973	95,820	79,788
Impairment of goodwill	2,346	1,282	6,292
Loss (gain) on sale of assets	166	191	(4,769)
	221,768	196,747	165,714
Income from continuing operations	61,709	74,057	78,424
Income (loss) in equity method investment, before tax	–	4,389	(535)
Interest income	1,005	913	492
Interest expense	(793)	(573)	(344)
Income from continuing operations before taxes	61,921	78,786	78,037
Provision for income taxes from continuing operations	20,003	27,886	33,239
Income from continuing operations, net of tax	41,918	50,900	44,798
Loss from discontinued operations, net of tax	–	–	(16,212)
Net income	$ 41,918	$ 50,900	$ 28,586
Earnings (loss) per common share:			
Basic			
Continuing operations	$ 0.87	$ 1.04	$ 0.91
Discontinued operations	–	–	(0.33)
Net income	0.87	1.04	0.58
Diluted			
Continuing operations	$ 0.87	$ 1.04	$ 0.90
Discontinued operations	–	–	(0.33)
Net income	0.87	1.04	0.58
Weighted average number of shares outstanding			
Basic	48,339	48,974	49,498
Diluted	48,412	49,023	49,612

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

(In thousands)

	Year End December 31,		
	2012	2011	2010
Net Income	$ 41,918	$ 50,900	$ 28,586
Other comprehensive income:			
Translation adjustment, net of tax benefit (expense) of $33, ($1) and $12 for 2012, 2011 and 2010, respectively	5,559	(7,844)	(4,135)
Unamortized pension adjustments, net of tax benefit of $46 for 2012	(243)	–	–
Comprehensive income	$ 47,234	$ 43,056	$ 24,451

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
for the years ended December 31, 2010, 2011 and 2012
(In thousands, except per share data)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	
	Shares	Par Value	Capital	Earnings	Income	Stock	Total
Balance, January 1, 2010	49,377	$ 493	$ 146,036	$ 598,493	$ 18,762	$ –	$ 763,784
Net income	–	–	–	28,586	–	–	28,586
Translation adjustment, net of tax	–	–	–	–	(4,135)	–	(4,135)
Options exercised	707	7	17,941	–	–	–	17,948
Stock-based compensation expense	–	–	3,577	–	–	–	3,577
Tax benefit of options exercised	–	–	(2,430)	–	–	–	(2,430)
Cash dividends declared on common stock, $0.40 per share	–	–	–	(19,838)	–	–	(19,838)
Common stock issued at $26.42 per share	12	–	301	–	–	–	301
Balance, December 31, 2010	50,096	500	165,425	607,241	14,627	–	787,793
Net income	–	–	–	50,900	–	–	50,900
Translation adjustment, net of tax	–	–	–	–	(7,844)	–	(7,844)
Options exercised	8	–	214	–	–	–	214
Stock-based compensation expense	–	–	6,194	–	–	–	6,194
Tax benefit of options exercised	–	–	(1,554)	–	–	–	(1,554)
Repurchase of common stock	(1,948)	–	–	–	–	(53,208)	(53,208)
Retirement of common stock	–	(19)	–	(53,189)	–	53,208	–
Cash dividends declared on common stock, $0.50 per share	–	–	–	(24,336)	–	–	(24,336)
Common stock issued at $30.91 per share	7	–	204	–	–	–	204
Balance, December 31, 2011	48,163	481	170,483	580,616	6,783	–	758,363
Net income	–	–	–	41,918	–	–	41,918
Pension adjustment net of tax	–	–	–	–	(243)	–	(243)
Translation adjustment, net of tax	–	–	–	–	5,559	–	5,559
Options exercised	185	2	4,923	–	–	–	4,925
Stock-based compensation expense	–	–	10,195	–	–	–	10,195
Tax benefit of options exercised	–	–	(233)	–	–	–	(233)
Cash dividends declared on common stock, $0.625 per share	–	–	–	(30,225)	–	–	(30,225)
Shares issued from release of restricted stock units	62	–	(1,109)		–	–	(1,109)
Common stock issued at $33.71 per share	12	–	418	–	–	–	418
Balance, December 31, 2012	48,422	$ 483	$ 184,677	$ 592,309	$ 12,099	$ –	$ 789,568

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 41,918	$ 50,900	$ 28,586
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on sale of assets	166	191	(4,763)
Loss on sale of discontinued operations	–	–	657
Depreciation and amortization	26,857	20,751	22,861
Impairment loss on discontinued operations	–	–	16,916
Impairment of long-lived assets	803	1,094	419
Impairment of goodwill	2,346	1,282	6,292
Deferred income taxes	189	(2,163)	6,956
Noncash compensation related to stock plans	10,667	6,837	3,712
Loss (gain) in equity method investment	–	(4,389)	535
Excess tax benefit of options exercised	(110)	–	(10)
Write down of excess and obsolete inventory	–	750	5,046
Provision for (recovery of) doubtful accounts	355	67	(81)
Accrued interest earned from related party	–	(58)	–
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Trade accounts receivable	(2,678)	(6,982)	(3,715)
Inventories	(17,045)	(26,946)	(12,143)
Other current assets	3,970	(190)	1,026
Other noncurrent assets	(244)	1,376	41
Trade accounts payable	12,208	(10,126)	4,678
Accrued liabilities	(909)	2,899	2,223
Accrued profit sharing trust contributions	703	(1,102)	(1,442)
Accrued cash profit sharing and commissions	(54)	673	432
Other long-term liabilities	(1,433)	(1,112)	(1,257)
Accrued workers' compensation	(783)	790	332
Income taxes payable	(8,874)	545	(104)
Net cash provided by operating activities	68,052	35,087	77,197
Cash flows from investing activities			
Capital expenditures	(21,961)	(26,063)	(28,341)
Asset acquisitions, net of cash acquired	(65,125)	(51,853)	(5,214)
Loans made to related parties	–	–	(1,798)
Loan repayments by related parties	1,698	552	50
Proceeds from sale of discontinued operations	–	–	28,346
Proceeds from sale of capital assets	7,642	3,081	14,841
Net cash provided by (used in) investing activities	(77,746)	(74,283)	7,884
Cash flows from financing activities			
Line of credit borrowings	2,183	–	–
Repayment of line of credit borrowings	(5,747)	–	–
Debt issuance costs	(1,415)	–	–
Contingent consideration of asset acquisitions	(354)	–	–
Repurchase of common stock	–	(53,208)	–
Issuance of Company's common stock	4,925	214	17,948
Excess tax benefit of options exercised	110	–	10
Dividends paid	(30,193)	(23,329)	(19,764)
Net cash used in financing activities	(30,491)	(76,323)	(1,806)
Effect of exchange rate changes on cash	1,921	(5,713)	1,393
Net increase (decrease) in cash and cash equivalents	(38,264)	(121,232)	84,668
Cash and cash equivalents at beginning of year	213,817	335,049	250,381
Cash and cash equivalents at end of year	$ 175,553	$ 213,817	$ 335,049

(Consolidated Statements of Cash Flows continues on next page)

Simpson Manufacturing Co., Inc. and Subsidiaries
Consolidated Statements of Cash Flows *(continued)*

(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for			
Interest	$ 350	$ 279	$ 232
Income taxes	31,391	30,789	20,508
Noncash activity during the year for			
Capital expenditures	$ 974	$ 402	$ 3,276
Asset acquisition	786	363	–
Stock-based compensation	418	204	301
Dividends declared but not paid	6,053	6,020	5,013
Equity method investment acquisition (Note 6)	–	708	–
Contribution in excess of pension benefit cost	57	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Simpson Manufacturing Co., Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Operations and Summary of Significant Accounting Policies

Nature of Operations

Simpson Manufacturing Co., Inc., through its subsidiary Simpson Strong-Tie Company Inc. ("Simpson Strong-Tie") and its other subsidiaries (collectively, the "Company"), designs, engineers and is a leading manufacturer of wood construction products, including connectors, truss plates, fastening systems, fasteners and shearwalls, and concrete construction products, including adhesives, specialty chemicals, mechanical anchors, powder actuated tools and fiber reinforcing materials. The Company markets its products to the residential construction, industrial, commercial and infrastructure construction, remodeling and do-it-yourself markets.

The Company operates exclusively in the building products industry. The Company's products are sold primarily in the United States, Canada, Europe, Asia and the South Pacific. Revenues have some geographic market concentration on the west coast of the United States. A portion of the Company's business is therefore dependent on economic activity within this region and market. The Company is dependent on the availability of steel, its primary raw material.

Principles of Consolidation

The consolidated financial statements include the accounts of Simpson Manufacturing Co., Inc. and its subsidiaries. Investments in 50% or less owned entities are accounted for using either cost or the equity method. The Company consolidates all variable interest entities (VIEs) where it is the primary beneficiary. There were no VIEs as of December 31, 2012 or 2011. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, net of applicable provision for discounts, returns and incentives, whether actual or estimated based on the Company's experience. This generally occurs when products are shipped to the customer in accordance with the sales agreement or purchase order, ownership and risk of loss pass to the customer, collectability is reasonably assured and pricing is fixed or determinable. The Company's general shipping terms are F.O.B. shipping point, where title is transferred and revenue is recognized when the products are shipped to customers. When the Company sells F.O.B. destination point, title is transferred and the Company recognizes revenue on delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing after-market repair and maintenance, engineering activities, software license sales and service and lease income, though significantly less than 1% of net sales and not material to the consolidated financial statements, are recognized as the services are completed or the software products and services are delivered. If actual costs of sales returns, incentives and discounts were to significantly exceed the recorded estimated allowances, the Company's sales would be adversely affected.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents.

Investments

In 2011, the Company disposed of its only minority investment. Minority investments are carried either at cost or by the equity method of accounting, depending on the Company's ownership interest and its ability to influence the operating or financial decisions of the investee, and are classified as long-term investments.

The Company periodically reviews its investments for impairment. If the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other-than-temporary, the Company writes down the value of the investment to its fair value.

Allowance for Doubtful Accounts

The Company assesses the collectability of specific customer accounts that would be considered doubtful based on the customer's financial condition, payment history, credit rating and other factors that the Company considers relevant, or accounts that the Company assigns for collection. The Company reserves for the portion of those outstanding balances that the Company believes it is not likely to collect based on historical collection experience. The Company also reserves 100% of the amounts that it deems uncollectable due to a customer's deteriorating financial condition or bankruptcy. If the financial condition of the Company's customers were to deteriorate, resulting in probable inability to make payments, additional allowances may be required.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value (market). Cost includes all costs incurred in bringing each product to its present location and condition, as follows:

- Raw materials and purchased finished goods for resale – principally valued at cost determined on a weighted average basis; and
- In-process products and finished goods – cost of direct materials and labor plus attributable overhead based on a normal level of activity.

The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. If on-hand supply of a product exceeds projected demand or if the Company believes the product is no longer marketable, the product is considered obsolete inventory. The Company revalues obsolete inventory to its net realizable value. The Company has consistently applied this methodology. The Company believes that this approach is prudent and makes suitable impairments for slow-moving and obsolete inventory. When impairments are established, a new cost basis of the inventory is created. Unexpected change in market demand, building codes or buyer preferences could reduce the rate of inventory turnover and require the Company to recognize more obsolete inventory.

Sales Incentive and Advertising Allowances

The Company records estimated reductions to revenues for sales incentives, primarily rebates for volume discounts, and allowances for co-operative advertising.

Allowances for Sales Discounts

The Company records estimated reductions to revenues for discounts taken on early payment of invoices by its customers.

Warranties

The Company provides product warranties for specific product lines and accrues for estimated future warranty costs, none of which has been material to the consolidated financial statements, in the period in which the sale is recorded. In a limited number of circumstances, the Company may also agree to indemnify customers against legal claims made against those customers by the end users of the Company's products. Historically, payments made by the Company, if any, under such agreements have not had a material effect on the Company's consolidated results of operations, cash flows or financial position.

Fair Value of Financial Instruments

The "Fair Value Measurements and Disclosures" topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") establishes a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2012, the Company's investments consisted of United States Treasury securities and money market funds aggregating $76.1 million, which are maintained in cash equivalents and are carried at cost, approximating fair value, based on Level 1 inputs. There are no other recurring fair value measurements.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized. Maintenance and repairs are expensed on a current basis. When assets are sold or retired, their costs and accumulated depreciation are removed from the accounts, and the resulting gains or losses are reflected in the consolidated statements of operations.

The "Intangibles—Goodwill and Other" topic of the FASB ASC provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company capitalizes substantially all external costs and qualifying internal costs related to the purchase and implementation of software projects used for business operations and engineering design activities. Capitalized software costs primarily include purchased software and external consulting fees. Capitalized software projects are amortized over the estimated useful lives of the software.

Depreciation and Amortization

Depreciation of software, machinery and equipment is provided using accelerated methods over the following estimated useful lives:

Software	3 to 5 years
Machinery and equipment	3 to 10 years

Buildings and site improvements are depreciated using the straight-line method over their estimated useful lives, which range from 15 to 45 years. Leasehold improvements are amortized using the straight-line method over the shorter of the expected life or the remaining term of the lease. Amortization of purchased intangible assets with finite useful lives is computed using the straight-line method over the estimated useful lives of the assets.

Cost of Sales

The types of costs included in cost of sales include material, labor, factory and tooling overhead, shipping, and freight costs. Major components of these expenses are material costs, such as steel, packaging and cartons, personnel costs, and facility costs, such as rent, depreciation and utilities, related to the production and distribution of the Company's products. Inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of the Company's distribution network are also included in cost of sales.

Tool and Die Costs

Tool and die costs are included in product costs in the year incurred.

Shipping and Handling Fees and Costs

The Company's general shipping terms are F.O.B. shipping point. Shipping and handling fees and costs are included in revenues and product costs, as appropriate, in the year incurred.

Product and Software Research and Development Costs

Product research and development costs, which are included in operating expenses and are charged against income as incurred, were $11.5 million, $6.1 million and $6.5 million in 2012, 2011 and 2010, respectively. The types of costs included as product research and development expenses are typically related to salaries and benefits, professional fees and supplies. In 2012, the Company incurred software development expenses related to its expansion into the plated truss market. The Company amortizes acquired patents over their remaining lives and performs periodic reviews for impairment. The cost of internally developed patents is expensed as incurred.

Selling Costs

Selling costs include expenses associated with selling, merchandising and marketing the Company's products. Major components of these expenses are personnel, sales commissions, facility costs such as rent, depreciation and utilities, professional services, information technology costs, sales promotion, advertising, literature and trade shows.

Advertising Costs

Advertising costs are included in selling expenses, are expensed when the advertising occurs, and were $7.2 million, $6.3 million and $5.4 million in 2012, 2011 and 2010, respectively.

General and Administrative Costs

General and administrative costs include personnel, information technology related costs, facility costs such as rent, depreciation and utilities, professional services, amortization of intangibles and bad debt charges.

Income Taxes

Income taxes are calculated using an asset and liability approach. The provision for income taxes includes federal, state and foreign taxes currently payable and deferred taxes, due to temporary differences between the financial statement and tax bases of assets and liabilities. In addition, future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Sales Taxes

The Company presents taxes collected and remitted to governmental authorities on a net basis in the accompanying consolidated statements of operations.

Foreign Currency Translation

The local currency is the functional currency of the Company's operations in Europe, Canada, Asia, Australia, New Zealand and South Africa. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the year. The translation adjustment resulting from this process is shown separately as a component of stockholders' equity. Foreign currency transaction gains or losses are included in general and administrative expenses.

Segments and Discontinued Operations

Until 2010, the Company operated under two reportable segments, the connector products segment and the venting products segment. As set forth in Note 16 "Discontinued Operations," on August 31, 2010, the Company sold substantially all of the assets and liabilities of its venting segment. Accordingly, the Company has classified the results of the venting products segment, including impairments and losses of goodwill and other assets, as discontinued operations in the Consolidated Statements of Operations for all periods presented. Except as otherwise stated below and except with respect to items reflected on the Company's Consolidated Balance Sheets set forth above, discussion in these notes pertains to the Company's continuing operations.

As a result of the sale of the assets of Simpson Dura-Vent Company, Inc ("Simpson Dura-Vent"), the Company reorganized into three reportable and operating segments consisting of North America, Europe and Asia/Pacific.

Plant Closure

In September 2012, the Company decided to discontinue manufacturing heavy-duty mechanical anchors made in its facility in Ireland, which were sold mainly in Europe, to focus on selling light-duty and medium-duty anchors and its fastener products in conjunction with its connector products. In December 2012, the Company ceased producing and selling heavy-duty mechanical anchors and terminated employees in Europe, primarily in Ireland and Germany, who were manufacturing, selling or supporting the product line. By the end of the first quarter of 2013, the Company expects to close remaining activities associated with the terminated product line, including transferring remaining inventories and certain fixed assets to its other operating locations and preparing the site for sale. All costs associated with the closure are reported in the European segment.

As a result of this decision, the Company recorded an employee severance obligation of $3.0 million in 2012, of which $2.4 million was paid in 2012 and $0.6 million will be paid in 2013, representing the statutory amount plus discretionary amounts due to employees that were or will be involuntarily terminated. The severance expense was allocated in the consolidated statement of operations on the same basis as employee labor cost with $2.3 million allocated to cost of sales and $0.7 million to operating expenses. It is unlikely that additional severance expense will be recorded in 2013.

At December 31, 2012, the long-lived assets of the Ireland facility included land, building and equipment with a net book value of $2.8 million, nearly all associated with land and building. These long-lived assets will be sold to outside parties, transferred to other branches within the Company or scrapped. When closure of the facility is completed, all assets not sold or transferred will be classified as assets held for sale, which may result in an impairment of the land and building. During the fourth quarter of 2012, equipment depreciation was accelerated for assets expected to be sold or scrapped to their expected salvage or net realizable value, which resulted in $0.2 million in additional depreciation during 2012, nearly all of which was included in cost of sales.

Closing liabilities are recognized when a transaction or event has occurred that leaves little or no discretion to avoid future settlement of the liability. The Company estimates that closing costs will total $0.7 million, all of which will be allocated to operating expenses. As of December 31, 2012, the Company had recorded $0.3 million in plant closing expenses of which $0.2 million was paid in 2012 and $0.1 million is to be paid in 2013. The Company estimates additional closing costs of $0.4 million will be incurred and paid during 2013.

In December 2012, the Company sold for $1.6 million certain assets associated with the heavy-duty mechanical anchor line, including inventory, code approvals and production equipment. The sale of inventory resulted in a loss of $1.0 million, which was included in cost of sales. The sale of long-lived assets resulted in no gain or loss due to the accelerated depreciation as noted above and accelerated amortization of $0.6 million during 2012, all of which was included in operating expenses.

Common Stock

Subject to the rights of holders of any preferred stock that may be issued in the future, holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors (the "Board") out of legally available funds, and in the event of liquidation, dissolution or winding-up of the Company, to share ratably in all assets available for distribution. The holders of common stock have no preemptive or conversion rights. Subject to the rights of any preferred stock that may be issued in the future, the holders of common stock are entitled to one vote per share on any matter submitted to a vote of the stockholders, except that, subject to compliance with pre-meeting notice and other conditions pursuant to the Company's Bylaws, stockholders may cumulate their votes in an election of directors, and each stockholder may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such stockholder or may distribute such stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. There are no redemption or sinking fund provisions applicable to the common stock.

In 1999, the Company declared a dividend distribution of one Right to purchase Series A Participating preferred stock per share of common stock. The Rights will be exercisable, unless redeemed earlier by the Company, if a person or group acquires, or obtains the right to acquire, 15% or more of the outstanding shares of common stock or commences a tender or exchange offer that would result in it acquiring 15% or more of the outstanding shares of common stock, either event occurring without the prior consent of the Company. The amount of Series A Participating preferred stock that the holder of a Right is entitled to receive and the purchase price payable on exercise of a Right are both subject to adjustment. Any person or group that acquires 15% or more of the outstanding shares of common stock without the prior consent of the Company would not be entitled to this purchase. Any stockholder who held 25% or more of the Company's common stock when the Rights were originally distributed would not be treated as having acquired 15% or more of the outstanding shares unless such stockholder's ownership is increased to more than 40% of the outstanding shares.

The Rights will expire on June 14, 2019, or they may be redeemed by the Company at one cent per Right prior to that date. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company. One million shares of the Company's preferred stock have been designated Series A Participating preferred stock and reserved for issuance on exercise of the Rights. No event during 2012 made the Rights exercisable.

Preferred Stock

The Board has the authority to issue the authorized and unissued preferred stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's common stock.

Net Income per Common Share

Basic net income per common share is computed based on the weighted average number of common shares outstanding. Potentially dilutive shares, using the treasury stock method, are included in the diluted per-share calculations for all periods when the effect of their inclusion is dilutive.

The following is a reconciliation of basic earnings per share ("EPS") to diluted EPS:

(in thousands, except per-share amounts)	**Year Ended December 31,**		
	2012	**2011**	**2010**
Earnings from continuing operations, net of tax	$ 41,918	$ 50,900	$ 44,798
Loss from discontinued operations, net of tax	–	–	(16,212)
Net income available to common stockholders	$ 41,918	$ 50,900	$ 28,586
Basic weighted average shares outstanding	48,339	48,974	49,498
Dilutive effect of potential common stock equivalents – stock options	73	49	114
Diluted weighted average shares outstanding	48,412	49,023	49,612
Net earnings (loss) per share – basic:			
Continuing operations	$ 0.87	$ 1.04	$ 0.91
Discontinued operations	–	–	(0.33)
Net income	0.87	1.04	0.58
Net earnings (loss) per share – diluted:			
Continuing operations	$ 0.87	$ 1.04	$ 0.90
Discontinued operations	–	–	(0.33)
Net income	0.87	1.04	0.58
Potentially dilutive securities excluded from earnings per diluted share because their effect is anti-dilutive	1,700	1,363	1,018

Anti-dilutive shares attributable to outstanding stock options were excluded from the calculation of diluted net income per share.

The potential tax benefits derived from the amount of the average stock price for the period in excess of the grant date fair value of stock options, known as the windfall tax benefit, is added to the proceeds of stock option exercises under the treasury stock method for computing the amount of dilutive securities used to determine the outstanding shares for the calculation of diluted earnings per share.

Comprehensive Income

Comprehensive income is defined as net income plus other comprehensive income. Other comprehensive income consists of changes in cumulative translation adjustments and changes in unamortized pension adjustments recorded directly in accumulated other comprehensive income within stockholders' equity. The following are the components of accumulated other comprehensive income as of December 31, 2012 and 2011:

(in thousands)	December 31,	
	2012	2011
Translation adjustments, net of tax of $883 and $916 as of 2012 and 2011, respectively	$ 12,342	$ 6,783
Unamortized pension adjustments, net of tax of $46 as of 2012	(243)	–
Total accumulated other comprehensive income	$ 12,099	$ 6,783

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash in banks, short-term investments in United States Treasury securities, money market funds and trade accounts receivable. The Company maintains its cash in demand deposit and money market accounts held primarily at ten banks.

Accounting for Stock-Based Compensation

With the approval of the Company's stockholders on April 26, 2011, the Company adopted the Simpson Manufacturing Co., Inc. 2011 Incentive Plan (the "2011 Plan"). The 2011 Plan amended and restated in their entirety, and incorporated and superseded, both the Simpson Manufacturing Co., Inc. 1994 Stock Option Plan (the "1994 Plan"), which was principally for the Company's employees, and the Simpson Manufacturing Co., Inc. 1995 Independent Director Stock Option Plan (the "1995 Plan"), which was for its independent directors. Options previously granted under the 1994 Plan or the 1995 Plan will not be affected by the adoption of the 2011 Plan and will continue to be governed by the 1994 Plan or the 1995 Plan, respectively.

Under the 1994 Plan, the Company could grant incentive stock options and non-qualified stock options, although the Company granted only non-qualified stock options under the 1994 Plan and the 1995 Plan. The Company generally granted options under each of the 1994 Plan and the 1995 Plan once each year. The exercise price per share of each option granted in February 2011 and February 2010 under the 1994 Plan equaled the closing market price per share of the Company's common stock as reported by the New York Stock Exchange on the day preceding the day that the Compensation and Leadership Development Committee of the Company's Board of Directors met to approve the grant of the options. The exercise price per share under each option granted under the 1995 Plan was at the fair market value on the date specified in the 1995 Plan. Options vest and expire according to terms established at the grant date. Options granted under the 1994 Plan typically vest evenly over the requisite service period of four years and have a term of seven years. The vesting of options granted under the 1994 Plan will be accelerated if the grantee ceases to be employed by the Company after reaching age 60 or if there is a change in control of the Company. Options granted under the 1995 Plan were fully vested on the date of grant. Shares of common stock issued on exercise of stock options under the 1994 Plan and the 1995 Plan are registered under the Securities Act of 1933.

Under the 2011 Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock and restricted stock units, although the Company currently intends to award primarily restricted stock units and to a lesser extent, if at all, non-qualified stock options. The Company does not currently intend to award incentive stock options or restricted stock. Under the 2011 Plan, no more than 16.3 million shares of the Company's common stock may be issued (including shares already sold) pursuant to all awards under the 2011 Plan, including on exercise of options previously granted under the 1994 Plan and the 1995 Plan. Shares of common stock to be issued pursuant to the 2011 Plan are registered under the Securities Act of 1933.

The following table represents the Company's stock-based compensation activity, including both continuing and discontinued operations, for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	Years Ended December 31,		
	2012	2011	2010
Stock-based compensation expense recognized in operating expenses	$ 10,205	$ 6,133	$ 3,338
Tax benefit of stock-based compensation expense in provision for income taxes	3,610	2,261	1,212
Stock-based compensation expense, net of tax	$ 6,595	$ 3,872	$ 2,126
Fair value of shares vested	$ 10,195	$ 6,194	$ 3,577
Proceeds to the Company from the exercise of stock-based compensation	$ 4,925	$ 214	$ 17,948
Tax benefit from exercise of stock-based compensation, including shortfall tax benefits	$ (233)	$ (1,554)	$ (2,430)

(in thousands)	At December 31,		
	2012	2011	2010
Stock-based compensation cost capitalized in inventory	$ 335	$ 345	$ 284

The stock-based compensation expense included in cost of sales, research and development and engineering expense, selling expense, or general and administrative expense depends on the job functions performed by the employees to whom the stock options were granted, or the restricted stock units were awarded.

The assumptions used to calculate the fair value of options or restricted stock units are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

Goodwill Impairment Testing

The Company tests goodwill for impairment at the reporting unit level on an annual basis (in the fourth quarter for the Company). The Company also reviews goodwill for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or disposition or relocation of a significant portion of a reporting unit.

The reporting unit level is generally one level below the operating segment and is at the country level except in the United States and Australia and except for S&P Clever Reinforcement Company AG and S&P Clever International AG, both companies incorporated under the laws of Switzerland (collectively, "S&P Clever").

The Company has determined that the United States reporting unit includes four components: Northwest United States, Southwest United States, Northeast United States and Southeast United States (collectively the "U.S. Components"). The Company aggregates the U.S. Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the U.S. Components working in concert. The U.S. Components are economically similar because of a number of factors, including, selling similar products to shared customers and sharing assets and services such as intellectual property, manufacturing assets for certain products, research and development projects, manufacturing processes, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the U.S. Components level and costs are allocated among the four U.S. Components.

The Company determined that the Australia reporting unit includes three components: Australia, New Zealand and South Africa (collectively the "AU Components"). The Company aggregates the AU Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the AU Components working in concert. The AU components are economically similar because of a number of factors, including that New Zealand and South Africa operate as extensions of their Australian parent company selling similar products and sharing assets and services such as intellectual property, manufacturing assets for certain products, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the AU Components level and costs are allocated among the AU Components.

The Company has determined that the S&P Clever reporting unit includes seven components: S&P Switzerland, S&P Poland, S&P Austria, S&P The Netherland, S&P Portugal, S&P Germany and S&P France (collectively the S&P Components"). The Company aggregates the S&P Components into a single reporting unit because management concluded that they are economically similar and that the goodwill is recoverable from the S&P Components working in concert. The S&P Components are economically similar because of a number of factors, including sharing assets and services such as intellectual property, manufacturing assets for certain products, research and development projects, manufacturing processes, management of inventory excesses and shortages and administrative services. These activities are managed centrally at the S&P Components level and costs are allocated among the S&P Components.

For certain reporting units, the Company may first assess qualitative factors related to the goodwill of the reporting unit to determine whether it is necessary to perform a two-step impairment test. If the Company judges that it is more likely than not that the fair value of the reporting unit is greater than the carrying amount of the reporting unit, including goodwill, no further testing is required. If the Company judges that it is more likely than not that the fair value of the reporting unit is less than the carrying amount of the reporting unit, including goodwill, the Company will perform a two-step impairment test on goodwill. In the first step, the Company compares the fair value of the reporting unit to its carrying value. The fair value calculation uses a discounted cash flow model and may be supplemented by market approaches if information is readily available. If the Company judges that the carrying value of the net assets assigned to the reporting unit, including goodwill, exceeds the fair value of the reporting unit, a second step of the impairment test must be performed to determine the implied fair value of the reporting unit's goodwill. If the Company judges that the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company would record an impairment charge equal to the difference between the implied fair value of the goodwill and the carrying value would be recorded.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions (Level 3 fair value inputs). The Company bases its fair value estimates on assumptions that it believes to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The impairment charge taken in 2012 resulting from the Company's annual impairment test in the fourth quarter of 2012 was associated with assets in Germany that were acquired in the years 2002 and 2008 and with the Company's Germany reporting unit. The Germany reporting unit's carrying value, including goodwill, exceeded the fair value, primarily due to reduced future expected net cash flows from weakening profit margins due to European economic conditions, specifically in Germany. The goodwill associated with the Germany reporting unit was fully impaired. The Company's 2011 and 2010 annual goodwill impairment analysis resulted in impairment charges associated with the U.K. reporting unit and the European anchor products reporting unit, respectively.

The Company's Australia reporting unit passed step one of the annual 2012 impairment test by an 8% margin. The Australia reporting unit is highly sensitive to management's plans for increasing sales and margins by expanding activities within Australia as well as in New Zealand and South Africa. The Australia reporting unit's failure to meet the Company's objectives could result in a future impairment of some or all of the Australia reporting unit's goodwill, which was $2.0 million at December 31, 2012.

The Company's S&P Clever reporting unit passed step one of the annual 2012 impairment test by a 2% margin indicating an estimated value greater than the January 2012 purchase price. The S&P Clever reporting unit is sensitive to management's plans for increasing sales by expanding into France and eventually into other European countries as well as China. The S&P Clever reporting unit's failure to meet management's objectives could result in a future impairment of some or all of the S&P Clever's reporting unit's goodwill, which was $19.9 million at December 31, 2012.

The changes in the carrying amount of goodwill, by segment, as of December 31, 2011 and 2012, were as follows:

(in thousands)

	North America	Europe	Asia Pacific	Total
Balance as of January 1, 2011:				
Goodwill	$ 52,427	$ 35,623	$ 1,941	$ 89,991
Accumulated impairment losses	(10,666)	(9,256)	–	(19,922)
	41,761	26,367	1,941	70,069
Goodwill acquired	32,230	–	–	32,230
Foreign exchange	(90)	(750)	7	(833)
Impairment	–	(1,282)	–	(1,282)
Reclassifications*	–	(335)	–	(335)
Balance as of December 31, 2011:				
Goodwill	84,567	34,538	1,948	121,053
Accumulated impairment losses	(10,666)	(10,538)	–	(21,204)
	73,901	24,000	1,948	99,849
Goodwill acquired	3,581	19,245	–	22,826
Foreign exchange	101	364	31	496
Impairment	–	(2,346)	–	(2,346)
Reclassifications*	1,156	–	–	1,156
Balance as of December 31, 2012:				
Goodwill	89,405	54,147	1,979	145,531
Accumulated impairment losses	(10,666)	(12,884)	–	(23,550)
	$ 78,739	$ 41,263	$ 1,979	$ 121,981

* Measurement period adjustments related to finalizing accounting for acquisitions

Intangible Assets

The total gross carrying amount and accumulated amortization of intangible assets subject to amortization at December 31, 2012, were $69.7 million and $19.1 million, respectively. The aggregate amount of amortization expense of intangible assets for the year ended December 31, 2012, was $7.8 million.

The changes in the carrying amounts of patents, unpatented technologies and non-compete agreements and other intangible assets subject to amortization, including both continuing and discontinued operations, as of December 31, 2011 and 2012, were as follows:

(in thousands)

Patents	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance at January 1, 2011	$ 6,921	$ (4,384)	$ 2,537
Amortization	–	(620)	(620)
Foreign exchange	(3)	–	(3)
Removal of fully amortized asset	(237)	237	–
Balance at December 31, 2011	6,681	(4,767)	1,914
Amortization	–	(610)	(610)
Foreign exchange	3	–	3
Balance at December 31, 2012	$ 6,684	$ (5,377)	$ 1,307

Unpatented Technology	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance at January 1, 2011	$ 2,848	$ (879)	$ 1,969
Amortization	–	(516)	(516)
Foreign exchange	(66)	–	(66)
Reclassifications*	1,347	–	1,347
Balance at December 31, 2011	4,129	(1,395)	2,734
Amortization	–	(622)	(622)
Foreign exchange	32	–	32
Reclassifications*	1,200	–	1,200
Balance at December 31, 2012	$ 5,361	$ (2,017)	$ 3,344

Non-Compete Agreements, Trademarks and Other	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance at January 1, 2011	$ 9,128	$ (4,311)	$ 4,817
Acquisition	9,026	–	9,026
Amortization	–	(1,297)	(1,297)
Foreign exchange	(19)	–	(19)
Reclassifications*	(1,612)	–	(1,612)
Removal of fully amortized asset	(247)	247	–
Balance at December 31, 2011	16,276	(5,361)	10,915
Acquisition	32,355	–	32,355
Disposal	(2,212)	1,628	(584)
Amortization	–	(4,309)	(4,309)
Foreign exchange	(2)	–	(2)
Reclassifications*	(4,426)	–	(4,426)
Removal of fully amortized asset	(5,040)	5,040	–
Balance at December 31, 2012	$ 36,951	$ (3,002)	$ 33,949

Customer Relationships	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance at January 1, 2011	$ 19,757	$ (5,614)	$ 14,143
Amortization	–	(1,893)	(1,893)
Foreign exchange	(112)	–	(112)
Reclassifications*	155	–	155
Removal of fully amortized asset	(860)	860	–
Balance at December 31, 2011	18,940	(6,647)	12,293
Amortization	–	(2,052)	(2,052)
Foreign exchange	57	–	57
Reclassifications*	1,700	–	1,700
Balance at December 31, 2012	$ 20,697	$ (8,699)	$ 11,998

* Measurement period adjustments related to finalizing accounting for acquisitions

Intangible assets, net, by segment were as follows:

Total Intangible Assets	At December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
North America	$ 32,912	$ (13,288)	$ 19,624
Europe	13,114	(4,882)	8,232
Total	$ 46,026	$ (18,170)	$ 27,856

Total Intangible Assets	At December 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
North America	$ 37,992	$ (12,012)	$ 25,980
Europe	31,701	(7,083)	24,618
Total	$ 69,693	$ (19,095)	$ 50,598

At December 31, 2012, estimated future amortization of intangible assets was as follows:

(in thousands)	
2013	$ 9,260
2014	8,984
2015	6,426
2016	6,134
2017	4,401
Thereafter	15,393
	$ 50,598

Adoption of Statements of Financial Accounting Standards

In September 2011, the FASB issued an amendment to the goodwill impairment guidance that provides an option for companies to use a qualitative approach to test goodwill for impairment if certain conditions are met. The amendment is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The early adoption and implementation of this amended accounting guidance did not have a material effect on the Company's consolidated financial position and results of operations.

Effective January 1, 2012, the Company adopted the guidance codified in the *"Comprehensive Income"* topic of the FASB ASC, amending the comprehensive income guidance to eliminate the option to present components of other comprehensive income as part of the statement of stockholders' equity. This amendment requires that all non-owner changes in stockholders' equity be presented in a single continuous statement or in two separate but consecutive statements. The Company has chosen to present comprehensive income in two separate consecutive statements. The implementation of this amended accounting guidance did not have a material effect on the Company's consolidated financial position and results of operations.

In July 2012, the FASB issued an amendment to the indefinite-lived intangible assets impairment guidance, which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendment is effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The early adoption and implementation of this amended accounting guidance did not have a material effect on the Company's consolidated financial position and results of operations.

Recently Issued Accounting Standards

In February 2013, the FASB issued an amendment to the comprehensive income guidance requiring the reporting the effect of significant reclassifications out of other comprehensive income on the respective lines in net income if the amount being reclassified is required to be reclassified in its entirety to net income, For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required that provide additional information about these amounts This amendment is effective for fiscal years beginning after December 15, 2012, and interim periods within those years. The implementation of this amended accounting guidance is not expected to have a material effect on the Company's consolidated financial position and results of operations.

Other recent authoritative guidance issued by the FASB (including technical corrections to the ASC), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or is not expected to have a material effect on the Company's consolidated financial statements.

2. Acquisitions

In November 2010, the Company's subsidiary, Socom S.A.S., purchased certain assets of CGMI, formerly called Socom S.A. ("Socom"). The purchase price was $5.2 million in cash. Socom formulates and manufactures a line of chemical anchors in France furthering the Company's position in the construction products market in France. This factor contributed to a purchase price in excess of fair market value of Socom's net tangible and intangible assets acquired, and as a result, the Company has recorded goodwill in connection with the transaction of $0.8 million, which is deductible for income tax purposes, and intangible assets of $1.5 million in the European segment. The weighted-average amortization period for the intangible assets is 13.7 years. Net tangible assets, including machinery and equipment and inventory, accounted for the balance of the purchase price.

In December 2011, the Company purchased the assets, net of certain liabilities, of Fox Industries, Inc., a Maryland corporation ("Fox Industries"), a manufacturer of construction products and systems for restoring, protecting and strengthening concrete. The acquisition broadens the Company's concrete construction product line, while also extending the overall line into more commercial, industrial and infrastructure markets. The purchase price was $8.7 million. The Company recorded goodwill of $3.9 million and intangible assets subject to amortization of $2.9 million in the North American segment, which are deductible for income tax purposes. The weighted-average amortization period for the intangible assets is 9.7 years. Net tangible assets, including accounts receivable, inventory, certain prepaid expenses, machinery and equipment and certain liabilities, accounted for the balance of the purchase price.

In December 2011, the Company purchased the assets of Automatic Stamping, LLC and Automatic Stamping Auxiliary Services, LLC, both North Carolina limited liability companies, and certain real property and improvements owned by TIMMCO, Inc., a North Carolina corporation (collectively "Automatic Stamping"). Automatic Stamping was a manufacturer of truss plates. Combined with the Company's truss design software, its operating expertise and means of distribution, the Company plans to offer truss plates and software products to its North American customer base. The purchase price was $43.5 million. As a result of the acquisition, the Company has recorded goodwill of $29.5 million and intangible assets subject to amortization of $4.6 million in the North American segment, which is deductible for income tax purposes. The weighted-average amortization period for the intangible assets is 4.8 years. Net tangible assets, including accounts receivable, inventory, land, building and machinery and equipment, accounted for the balance of the purchase price.

In January 2012, the Company purchased all of the shares of S&P Clever, for $58.1 million, subject to post-closing adjustments. S&P Clever manufactures and sells engineered materials to repair, strengthen and restore concrete, masonry and asphalt and has operations in Switzerland, Germany, Portugal, Poland, The Netherlands and Austria. Payments under the purchase agreement included cash payments of $57.5 million and contingent consideration of $0.6 million payable over a three-year period if sales goals are met. As a result of the acquisition, the Company has increased its presence in the infrastructure, commercial and industrial construction market in Europe. The Company's provisional measurement of assets acquired and liabilities assumed included cash and cash equivalents of $6.8 million, other current assets of $10.8 million, non-current assets of $53.4 million, current liabilities of $12.6 million and non-current liabilities of $0.2 million. Included in non-current assets is goodwill of $19.9 million, which was assigned to the European segment and is not deductible for tax purposes, and intangible assets of $20.3 million, the amortization of which is not deductible for tax purposes.

In March 2012, the Company purchased substantially all of the assets of CarbonWrap Solutions, L.L.C. ("CarbonWrap") for $5.5 million, subject to post-closing adjustments. CarbonWrap develops fiber-reinforced polymer products primarily for infrastructure and transportation projects. Payments under the purchase agreement totaled $5.3 million in cash and contingent consideration of $0.2 million to be paid on resolution of specified post-closing contingencies to the principal officer of CarbonWrap, who is now employed by the Company. The Company's provisional measurement included goodwill of $3.6 million, which was assigned to the North American segment and is deductible for tax purposes, and intangible assets of $1.6 million, which is subject to tax-deductible amortization. Net tangible assets consisting of accounts receivable, inventory, equipment and prepaid expenses accounted for the balance of the purchase price.

In December 2012, the Company completed a transaction with Keymark Enterprises LLC ("Keymark"). In 2011, the Company had purchased various software assets from Keymark and had engaged Keymark to perform certain software development for the Company, for which the Company had agreed to compensate Keymark at rates equal to a multiple of Keymark's costs. In the current transaction, the Company paid Keymark $9.1 million, hired thirty-nine Keymark employees to perform the development work that Keymark had previously been engaged to perform and purchased from Keymark various assets needed for that work. This transaction also included termination of the 2011 software development agreement and the Company will be entitled to certain software license revenue that was previously received by Keymark. The Company's provisional measurement of the assets acquired included intangibles of $8.9 million, which is subject to tax-deductible amortization. Equipment and prepaid expenses accounted for the balance of the purchase, which was assigned to the North American segment.

Under the business combinations topic of the FASB ASC, the Company accounted for these acquisitions as business combinations and ascribed acquisition-date fair values to the acquired assets and assumed liabilities. Provisional fair value measurements were made in the first quarter and fourth quarter of 2012 for acquired assets and assumed liabilities. Adjustments to those measurements may be made in subsequent periods, up to one year from the acquisition date, as information necessary to complete the analysis is obtained. Fair value of intangible assets was based on Level 3 inputs. The Company expects the measurement process for each acquisition to be finalized within a year of its acquisition date.

The results of operations of the businesses acquired in 2012 are included in the Company's consolidated results of operations since the date of the acquisition. Results of operations of acquired businesses for periods prior to 2012 were not material to the Company on an individual or aggregate basis, and accordingly, pro forma results of operations have not been presented.

3. Trade Accounts Receivable, net

Trade accounts receivable consisted of the following:

(in thousands)	December 31,	
	2012	2011
Trade accounts receivable	$ 85,732	$ 78,642
Allowance for doubtful accounts	(1,288)	(991)
Allowance for sales discounts	(1,632)	(1,231)
	$ 82,812	$ 76,420

The Company sells products on credit and generally does not require collateral. The Company's largest customer accounted for 12% of trade accounts receivable as of December 31, 2012.

4. Inventories

The components of inventories consisted of the following:

(in thousands)	December 31,	
	2012	2011
Raw materials	$ 95,959	$ 77,364
In-process products	16,878	21,357
Finished products	91,287	81,408
	$ 204,124	$ 180,129

5. Property, Plant and Equipment, net

Property, plant and equipment consisted of the following:

(in thousands)	December 31, 2012	December 31, 2011
Land	$ 32,068	$ 28,996
Buildings and site improvements	174,187	153,597
Leasehold improvements	4,747	3,820
Machinery and equipment	214,222	208,292
	425,224	394,705
Less accumulated depreciation and amortization	(217,868)	(201,540)
	207,356	193,165
Capital projects in progress	6,096	2,551
	$ 213,452	$ 195,716

Included in property, plant and equipment at December 31, 2012 and 2011, are fully depreciated assets with an original cost of $131.3 million and $122.6 million, respectively. These fully depreciated assets are still in use in the Company's operations. The Company's facility in Hungen, Germany, was classified as an asset held for sale as of December 31, 2012, for which an impairment of $0.3 million was recorded in 2012.

Depreciation expense for the years ended December 31, 2012, 2011 and 2010, was $19.0 million, $16.3 million and $16.8 million, respectively.

6. Investments

During 2011, the Company purchased the software assets of Keymark valued at $11.5 million for $6.2 million in net cash payments and its 46.1% equity interest in Keymark. The transactions resulted in a gain of $4.3 million based on the difference between the fair value of the Company's investment in Keymark less its carrying value of $1.0 million. The acquired software is used by customers of the Company in designing and engineering residential structures. The Company was also repaid $0.5 million for a loan made to Keymark in December 2009. As of December 31, 2011, the Company no longer had an equity interest in Keymark or any remaining receivables from Keymark. See Note 2.

7. Accrued Liabilities

Accrued liabilities consisted of the following:

(in thousands)	December 31, 2012	December 31, 2011
Sales incentive and advertising accruals	$ 17,076	$ 14,141
Labor related liabilities	8,309	6,337
Dividend payable	6,053	6,020
Vacation liability	5,818	5,201
Other	7,667	4,457
	$ 44,923	$ 36,156

8. Debt

The Company has revolving lines of credit with various banks in the United States and Europe. Total available credit at December 31, 2012, was $311.0 million, including revolving credit lines and an irrevocable standby letter of credit in support of various insurance deductibles.

The Company's primary credit facility is a revolving line of credit with $300.0 million in available credit. This credit facility will expire in July 2017. Amounts borrowed under this credit facility will bear interest at an annual rate equal to either, at the Company's option, (a) the rate for Eurocurrency deposits for the corresponding deposits of U.S. dollars appearing on Reuters LIBOR01screen page (the "LIBOR Rate"), adjusted for any reserve requirement in effect, plus a spread of 0.60% to 1.45%, determined quarterly based on the Company's leverage ratio (at December 31, 2012, the LIBOR Rate was 0.21%), or (b) a base rate, plus a spread of 0.00% to 0.45%, determined quarterly based on the Company's leverage ratio. The base rate is defined in a manner such that it will not be less than the LIBOR Rate. The Company will pay fees for standby letters of credit at an annual rate equal to the LIBOR Rate plus the applicable spread described above, and will pay market-based fees for commercial letters of credit. The Company is required to pay an annual facility fee of 0.15% to 0.30% of the available commitments under the credit agreement, regardless of usage, with the applicable fee determined on a quarterly basis based on the Company's leverage ratio. The Company is also required to pay customary fees as specified in a separate fee agreement between the Company and Wells Fargo Bank, National Association, in its capacity as the Agent under the credit agreement.

The Company's borrowing capacity under other revolving credit lines and a term note totaled $11.0 million at December 31, 2012. The other revolving credit lines and term note charge interest ranging from 0.987% to 7.25%, have maturity dates from March 2013 to September 2020, and had outstanding balances totaling $0.2 million at December 31, 2012. No balances were outstanding on December 31, 2011. The Company was in compliance with its financial covenants at December 31, 2012.

The Company and its subsidiaries are required to comply with various affirmative and negative covenants. The covenants include provisions that would limit the availability of funds as a result of a material adverse change to the Company's financial position or results of operations. The Company was in compliance with its financial covenants under the loan agreement as of December 31, 2012.

The Company incurs interest costs, which include interest, maintenance fees and bank charges. The amount of costs incurred, capitalized, and expensed for the years ended December 31, 2012, 2011 and 2010, consisted of the following:

(in thousands)	Years Ended December 31,		
	2012	2011	2010
Interest costs incurred	$ 909	$ 661	$ 518
Less: Interest capitalized	(116)	(88)	(174)
Interest expense	$ 793	$ 573	$ 344

9. Commitments and Contingencies

Leases

Certain properties occupied by the Company are leased. The leases expire at various dates through 2022 and generally require the Company to assume the obligations for insurance, property taxes and maintenance of the facilities.

Rental expense for 2012, 2011 and 2010 with respect to all leased property was approximately $6.9 million, $7.3 million and $7.1 million, respectively.

At December 31, 2012, minimum rental commitments under all non-cancelable leases were as follows:

(in thousands)	
2013	$ 6,391
2014	4,897
2015	3,620
2016	2,815
2017	1,823
Thereafter	1,304
	$ 20,850

Some of these minimum rental commitments contain renewal options and provide for periodic rental adjustments based on changes in the consumer price index or current market rental rates. Other rental commitments provide options to cancel early without penalty. Future minimum rental payments, under the earliest cancellation options, are included in minimum rental commitments in the table above.

Other Contractual Obligations

Purchase obligations consist of commitments primarily related to the acquisition, construction or expansion of facilities and equipment, consulting agreements, and minimum purchase quantities of certain raw materials. The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. Debt interest obligations include interest payments on fixed-term debt, line-of-credit borrowings and annual facility fees on the Company's primary line-of-credit facility. Interest on line-of-credit facilities was estimated based on historical borrowings and repayment patterns.

At December 31, 2012, other contractual obligations were as follows:

(in thousands)	Purchase Obligations	Debt Interest Obligations	Total
2013	$ 9,247	$ 450	$ 9,697
2014	535	450	985
2015	–	450	450
2016	–	450	450
2017	–	263	263
Thereafter	–	–	–
	$ 9,782	$ 2,063	$ 11,845

Employee Relations

Approximately 14% of the Company's employees are represented by labor unions and are covered by collective bargaining agreements. Simpson Strong-Tie's facility in San Bernardino County, California, has two collective bargaining agreements, one with its tool and die craftsmen and maintenance workers, and the other with its sheetmetal workers. These two contracts expire February 2014 and June 2014, respectively. Simpson Strong-Tie's facility in Stockton, California, is also a union facility with two collective bargaining agreements, which also cover its tool and die craftsmen and maintenance workers, and its sheetmetal workers. These two contracts will expire June 2015 and September 2015, respectively.

Environmental

The Company's policy with regard to environmental liabilities is to accrue for future environmental assessments and remediation costs when information becomes available that indicates that it is probable that the Company is liable for any related claims and assessments and the amount of the liability is reasonably estimable. The Company does not believe that these matters will have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Litigation

From time to time, the Company is involved in various legal proceedings and other matters arising in the normal course of business. The resolution of claims and litigation is subject to inherent uncertainty and could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Pending Claims

Four lawsuits (the "Cases") have been filed against the Company in the Hawaii First Circuit Court: *Alvarez v. Haseko Homes, Inc. and Simpson Manufacturing, Inc.*, Civil No. 09-1-2697-11 ("Case 1"); *Ke Noho Kai Development, LLC v. Simpson Strong-Tie Company, Inc., and Honolulu Wood Treating Co., LTD.*, Case No. 09-1-1491-06 SSM ("Case 2"); *North American Specialty Ins. Co. v. Simpson Strong-Tie Company, Inc. and K.C. Metal Products, Inc.*, Case No. 09-1-1490-06 VSM ("Case 3"); and *Charles et al. v. Haseko Homes, Inc. et al. and Third Party Plaintiffs Haseko Homes, Inc. et al. v. Simpson Strong-Tie Company, Inc., et al.*, Civil No. 09-1-1932-08 ("Case 4"). Case 1 was filed on November 18, 2009. Cases 2 and 3 were originally filed on June 30, 2009. Case 4 was filed on August 19, 2009. The Cases all relate to alleged premature corrosion of the Company's strap tie holdown products installed in buildings in a housing development known as Ocean Pointe in Honolulu, Hawaii, allegedly causing property damage. Case 1 is a putative class action brought by the owners of allegedly affected Ocean Pointe houses. Case 1 was originally filed as *Kai et al. v. Haseko Homes, Inc., Haseko Construction, Inc. and Simpson Manufacturing, Inc.*, Case No. 09-1-1476, but was voluntarily dismissed and then re-filed with a new representative plaintiff. Case 2 is an action by the builders and developers of Ocean Pointe against the Company, claiming that either the Company's strap tie holdowns are defective in design or manufacture or the Company failed to provide adequate warnings regarding the products' susceptibility to corrosion in certain environments. Case 3 is a subrogation action brought by the insurance company for the builders and developers against the Company claiming the insurance company expended funds to correct problems allegedly caused by the Company's products. Case 4 is a putative class action brought, like Case 1, by owners of allegedly affected Ocean Pointe homes. In Case 4, Haseko Homes, Inc. ("Haseko"), the developer of the Ocean Pointe development, brought a third party complaint against the Company alleging that any damages for which Haseko may be liable are actually the fault of the Company. Similarly, Haseko's sub-contractors on the Ocean Pointe development brought cross-claims against the Company seeking indemnity and contribution for any amounts for which they may ultimately be found liable. None of the Cases alleges a specific amount of damages sought, although each of the Cases seeks compensatory damages, and Case 1 seeks punitive damages. Cases 1 and 4 have been consolidated. In December 2012, the Court granted the Company summary judgment on the claims asserted by the plaintiff homeowners in Cases 1 and 4, and on the third party complaint and cross-claims asserted by Haseko and the sub-contractors, respectively, in Case 4. Haseko and the sub-contractors may yet attempt to assert new or additional claims against the Company, and the Court has not definitively precluded them from doing so. The Company continues to investigate the facts underlying the claims asserted in the Cases, including, among other things, the cause of the alleged corrosion; the severity of any problems shown to exist; the buildings affected; the responsibility of the general contractor, various subcontractors and other construction professionals for the alleged damages; the amount, if any, of damages suffered; and the costs of repair, if needed. At this time, the likelihood that the Company will be found liable under any legal theory, and the extent of such liability, if any, are unknown. Management believes the Cases may not be resolved for an extended period. The Company intends to defend itself vigorously in connection with the Cases.

Based on facts currently known to the Company, the Company believes that all or part of the claims alleged in the Cases may be covered by its insurance policies. On April 19, 2011, an action was filed in the United States District Court for the District of Hawaii, *National Union Fire Insurance Company of Pittsburgh, PA v. Simpson Manufacturing Company, Inc., et al.,* Civil No. 11-00254 ACK. In this action, Plaintiff National Union Fire Insurance Company of Pittsburgh, Pennsylvania ("National Union"), which issued certain Commercial General Liability insurance policies to the Company, seeks declaratory relief in the Cases with respect to its obligations to defend or indemnify the Company, Simpson Strong-Tie Company Inc., and a vendor of the Company's strap tie holdown products. By Order dated November 7, 2011, all proceedings in the *National Union* action have been stayed. If the stay is lifted and the National Union action is not dismissed, the Company intends vigorously to defend all claims advanced by National Union.

On April 12, 2011, Fireman's Fund Insurance Company ("Fireman's Fund"), another of the Company's general liability insurers, sued Hartford Fire Insurance Company ("Hartford"), a third insurance company from whom the Company purchased general liability insurance, in the United States District Court for the Northern District of California, *Fireman's Fund Insurance Company v. Hartford Fire Insurance Company*, Civil No. 11 1789 SBA (the "*Fireman's Fund* action"). The Company has intervened in the *Fireman's Fund* action and has moved to stay all proceedings in that action as well, pending resolution of the underlying Ocean Pointe Cases.

On November 21, 2011, the Company commenced a lawsuit against National Union, Fireman's Fund, Hartford and others in the Superior Court of the State of California in and for the City and County of San Francisco (the "*San Francisco* coverage action"). In the *San Francisco* coverage action, the Company alleges generally that the separate pendency of the *National Union* action and the *Fireman's Fund* action presents a risk of inconsistent adjudications; that the San Francisco Superior Court has jurisdiction over all of the parties and should exercise jurisdiction at the appropriate time to resolve any and all disputes that have arisen or may in the future arise among the Company and its liability insurers; and that the *San Francisco* coverage action should also be stayed pending resolution of the underlying Ocean Pointe Cases. The *San Francisco* coverage action has been ordered stayed pending resolution of the Cases.

Nishimura v. Gentry Homes, Ltd; Simpson Manufacturing Co., Inc.; and Simpson Strong-Tie Company, Inc., Civil no. 11-1-1522-07, was filed in the Circuit Court of the First Circuit of Hawaii on July 20, 2011. The *Nishimura* case alleges premature corrosion of the Company's strap tie holdown products in a housing development at Ewa Beach in Honolulu, Hawaii. The case is a putative class action brought by owners of allegedly affected homes. The Complaint alleges that the Company's strap products and mudsill anchors are insufficiently corrosion resistant and/or fail to comply with Honolulu's building code. In February 2012, the Court dismissed three of the five claims the plaintiffs had asserted against the Company. The Company is currently investigating the allegations of the complaint, including, among other things: the existence and extent of the alleged corrosion, if any; the building code provisions alleged to be applicable and, if applicable, whether the products complied; the buildings affected; the responsibility of the general contractor, various subcontractors and other construction professionals for the alleged damages; the amount, if any, of damages suffered; and the costs of repair, if any are needed. At this time, the likelihood that the Company will be found liable for any damage allegedly suffered and the extent of such liability, if any, are unknown. The Company denies any liability of any kind and intends to defend itself vigorously in this case.

With respect to these legal proceedings, individually and in the aggregate, the Company has not yet been able to determine whether an unfavorable outcome is probable or reasonably possible and has not been able to reasonably estimate the amount or range of any possible loss. As a result, no amounts have been accrued or disclosed in the accompanying consolidated financial statements with respect to these legal proceedings.

The Company is not engaged in any other legal proceedings as of the date hereof, which the Company expects individually or in the aggregate to have a material adverse effect on the Company's financial condition, cash flows or results of operations. The resolution of claims and litigation is subject to inherent uncertainty and could have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Other

Corrosion, hydrogen enbrittlement, cracking, material hardness, wood pressure-treating chemicals, misinstallations, misuse, design and assembly flaws, manufacturing defects, environmental conditions or other factors can contribute to failure of fasteners, connectors, anchors, adhesives and tool products. On occasion, some of the products that the Company sells have failed, although the Company has not incurred any material liability resulting from those failures. The Company attempts to avoid such failures by establishing and monitoring appropriate product specifications, manufacturing quality control procedures, inspection procedures and information on appropriate installation methods and conditions. The Company subjects its products to extensive testing, with results and conclusions published in Company catalogues and on its websites. Based on test results to date, the Company believes that, generally, if its products are appropriately selected, installed and used in accordance with the Company's guidance, they may be reliably used in appropriate applications.

10. Income Taxes

The provision for income taxes from continuing operations consisted of the following:

(in thousands)	**Years Ended December 31,**		
	2012	**2011**	**2010**
Current			
Federal	$ 13,163	$ 21,040	$ 20,310
State	2,732	4,427	3,896
Foreign	3,920	4,582	3,417
Deferred			
Federal	(544)	(574)	3,673
State	(98)	(358)	1,726
Foreign	830	(1,231)	217
	$ 20,003	$ 27,886	$ 33,239

Income and loss from continuing operations before income taxes for the years ended December 31, 2012, 2011 and 2010, consisted of the following:

(in thousands)	**Years Ended December 31,**		
	2012	**2011**	**2010**
Domestic	$ 65,705	$ 68,961	$ 78,183
Foreign	(3,784)	9,825	(146)
	$ 61,921	$ 78,786	$ 78,037

Reconciliations between the statutory federal income tax rates and the Company's effective income tax rates as a percentage of income before income taxes for its continuing operations were as follows:

(in thousands)	Years Ended December 31,		
	2012	2011	2010
Federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.9%	3.4%	4.9%
Tax benefit of domestic manufacturing deduction	(2.1%)	(2.5%)	(2.3%)
Change in valuation allowance	6.0%	(0.3%)	3.3%
Difference between United States statutory and foreign local tax rates	2.6%	0.3%	2.0%
Change in uncertain tax position	(0.3%)	(0.0%)	(0.7%)
Worthless stock deduction on Irish subsidiary	(15.4%)	0.0%	0.0%
Non-deductible goodwill write-off	1.1%	0.0%	0.0%
Non-deductible professional fee	1.3%	0.0%	0.0%
Other	1.2%	(0.5%)	0.4%
Effective income tax rate	32.3%	35.4%	42.6%

In 2012, the Company recorded a worthless stock deduction for its investment in the Company's wholly-owned Irish subsidiary. The deduction resulted in approximately $9.9 million tax benefit on the Company's U.S. tax returns.

The tax effects of the significant temporary differences that constitute the deferred tax assets and liabilities at December 31, 2012, 2011 and 2010, were as follows:

(in thousands)	December 31,		
	2012	2011	2010
Current deferred tax assets			
State tax	$ 1,133	$ 1,586	$ 1,197
Workers' compensation	1,814	2,123	1,816
Health claims	516	549	519
Vacation liability	1,037	865	786
Allowance for doubtful accounts	332	291	351
Inventories	5,713	4,796	5,141
Sales incentive and advertising allowances	580	408	399
State tax credit carry forward	–	–	125
Intangible rights write-off	–	194	–
Acquisition expenses	–	477	–
Unrealized foreign exchange gain or loss	39	57	86
Other, net	309	428	271
	11,473	11,774	10,691
Less valuation allowances	–	–	(502)
	$ 11,473	$ 11,774	$ 10,189
Long-term deferred tax assets (liabilities)			
Depreciation	$ (2,434)	$ (3,067)	$ (1,614)
Goodwill and other intangibles amortization	(4,086)	(314)	(1,447)
Deferred compensation related to stock options	7,296	5,485	4,841
Uncertain tax positions' unrecognized tax benefits	1,140	1,115	1,438
Keymark investments basis difference	–	–	663
Non-United States tax loss carry forward	8,064	5,912	5,548
Tax effect on cumulative translation adjustment	(763)	(812)	(826)
Other	526	811	641
	9,743	9,130	9,244
Less valuation allowances	(9,719)	(6,279)	(6,665)
	$ 24	$ 2,851	$ 2,579

The total deferred tax assets for the years ended December 31, 2012, 2011 and 2010, were $21.6 million, $21.4 million and $19.2 million, respectively. The total deferred tax liabilities for the years ended December 31, 2012, 2011, and 2010, were $10.1 million, $6.7 million and $6.5 million, respectively.

At December 31, 2012, the Company had $41.0 million of pre-tax loss carryforwards in various non-United States taxing jurisdictions, of which about $16.7 million belonged to the Company's wholly owned Irish subsidiary. Tax loss carryforwards of $0.9 million, $1.6 million, $0.8 million $0.8 million and $1.8 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively, if not utilized. The remaining tax losses can be carried forward indefinitely.

At December 31, 2012 and 2011, the Company had deferred tax valuation allowances of $9.7 million and $6.3 million, respectively. The valuation allowance increased $3.4 million and $2.3 million for the years ended December 31, 2012 and 2010, respectively, and decreased $0.9 million for the year ended December 31, 2011.

The Company does not provide for federal income taxes on the undistributed earnings of its international subsidiaries because such earnings are reinvested and, in the Company's opinion, will continue to be reinvested indefinitely. At December 31, 2012, 2011 and 2010, the Company had not provided for federal income taxes on undistributed earnings of $29.0 million, $20.9 million and $14.6 million, respectively, from its international subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both United States income taxes and withholding taxes in various international jurisdictions. These taxes may be partially offset by United States foreign tax credits. Determination of the related amount of unrecognized deferred United States income taxes is not practicable because of the complexities associated with this hypothetical calculation. United States federal income taxes are provided on the earnings of the Company's foreign branches, which are included in the United States federal income tax return.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits in 2012, 2011 and 2010 was as follows, including foreign translation amounts:

(in thousands)	2012	2011	2010
Balance at January 1	$ 4,683	$ 5,862	$ 6,422
Additions based on tax positions related to prior years	527	18	1,236
Reductions based on tax positions related to prior years	(1,163)	(681)	(537)
Additions for tax positions of the current year	933	570	951
Settlements	(486)	(362)	(59)
Lapse of statute of limitations	(651)	(724)	(2,151)
Balance at December 31	$ 3,843	$ 4,683	$ 5,862

Included in the balance of unrecognized tax benefits at December 31, 2012, 2011 and 2010, are tax positions of $0.9 million, $1.1 million and $1.2 million, respectively, which, if recognized, would reduce the effective tax rate. The Company does not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense, which is a continuation of the Company's historical accounting policy. During the years ended December 31, 2012, 2011 and 2010, accrued interest decreased by $0.4 million, $0.0 million and $0.5 million, respectively, as a result of the reversal of accrued interest associated with the lapse of statutes of limitations. At December 31, 2012, 2011 and 2010, the Company had accrued $0.7 million, $1.1 million and $1.1 million, respectively, for the potential payment of interest, before income tax benefits.

At December 31, 2012, the Company remained subject to United States federal income tax examinations for the tax years 2009 through 2012. In addition, the Company remained subject to state, local and foreign income tax examinations primarily for the tax years 2007 through 2012.

11. Retirement Plans

The Company has six defined contribution retirement plans covering substantially all salaried employees and nonunion hourly employees. Two of the plans, covering United States employees, provide for annual contributions in amounts that the Board may authorize, subject to certain limitations, but in no event more than the amounts permitted under the Internal Revenue Code as deductible expense. The other four plans, covering the Company's European and Canadian employees, require the Company to make contributions ranging from 3% to 15% of the employees' compensation. The total cost for these retirement plans for the years ended December 31, 2012, 2011 and 2010, was $7.7 million, $6.7 million and $6.3 million, respectively.

The Company also contributes to various industry-wide, union-sponsored pension funds for hourly employees who are union members and a statutorily required pension fund for employees in Switzerland. Payments to these funds aggregated $2.1 million for the year ended December 31, 2012, $1.8 million for the year ended December 31, 2011, and $1.7 million for the year ended December 31, 2010.

12. Related Party Transactions

The Company paid an airplane charter company standard hourly rates when an airplane is hired for use by its Chairman and former Chief Executive Officer for travel between his home and Company offices or by him and other Company employees in travel on business. For each of the years ended December 31, 2012, 2011 and 2010, the total cost to the Company for this and other airplanes that were used was $0.5 million. Included in these amounts for the years ended December 31, 2012, 2011 and 2010, was $20 thousand, $30 thousand and $30 thousand, respectively, paid to the Company's Chairman and former Chief Executive Officer for compensation. The independent members of the Board unanimously approved this arrangement. The Company computed the compensation cost of the use of airplanes using the Standard Industrial Fare Level ("SIFL") tables prescribed under applicable Internal Revenue Service regulations. Beginning in 2013, the Company no longer hires an airplane for its Chairman, but will reimburse him for the cost of his travel based on commercial flight rates to and from its offices or when he travels on Company business.

At the time of the filing of the Company's report on Form 10-K for the year ended December 31, 2012, the Company was in negotiations to extend its lease on a property in Addison, Illinois, which is co-owned by Gerald Hagel, who has served as a vice president of Simpson Strong-Tie since March 2007. The Company has agreed in principle to the conditions of the extension. The Company paid $0.3 million in 2012 to lease the property from Mr. Hagel and his wife Susan Hagel, a former employee of Simpson Strong-Tie.

In December 2009 and January 2010, the Company made loans of $0.7 million and $1.7 million to two entities related to Keymark. Both of these loans bear interest at an annual rate of 5.5%, payable monthly, and the principal amounts will be due and payable in February 2013, or earlier if Keymark is sold. Each of these loans is backed by a real property deed of trust. The full amount of the $1.7 million loan was repaid in July 2012 and the full amount of the $0.7 million loan was repaid in January 2013.

In 2011, the Company paid Keymark $2.5 million for fees owed to Keymark for software development and the Company purchased the software assets of Keymark valued at $11.5 million for $6.2 million in net cash payments and its 46.1% interest in Keymark. The Company no longer has an equity interest in Keymark or any remaining receivables from Keymark. See Note 6.

In 2011, the Company purchased 125 thousand shares of its common stock for $3.5 million from the Simpson PSB Fund (a charitable organization). The Chairman Emeritus of the Company, who is a director and significant stockholder of the Company, serves as a director and officer of the Simpson PSB Fund. The price per share was $27.60, which was the closing price on the day after the day that the stock purchase agreement was signed. The independent members of the Board of Directors unanimously approved this transaction.

13. Stock-Based Compensation Plans

The Company has one stock-based incentive plan, which incorporates and supersedes its two previous plans (see Note 1 – *Accounting for Stock-Based Compensation*). Participants are granted stock-based awards only if the applicable Company-wide or profit-center operating goals, or both, or strategic goals, established by the Compensation and Leadership Development Committee of the Board of Directors at the beginning of the year, are met.

The fair value of each restricted stock unit award is estimated on the date of the award based on the closing market price of the underlying stock on the day preceding the date of the award. On February 6, 2013, 359,371 restricted stock units were awarded, including 9,975 awarded to the Company's independent directors, at an estimated value of $31.96 per share, the closing price on February 5, 2013. The restrictions on these awards generally lapse one quarter on each of the date of the award and the first, second and third anniversaries of the date of the award. Restrictions on awards to certain officers of the Company and its subsidiaries lapse three quarters on the third anniversary of the date of the award and one quarter on the fourth anniversary of the date of the award.

The following table summarizes the Company's unvested restricted stock unit activity for the year ended December 31, 2012:

Unvested Restricted Stock Units (RSUs)	Shares *(in thousands)*	Weighted-Average Price	Aggregate Intrinsic Value * *(in thousands)*
Outstanding at January 1, 2012	–	$ –	
Awarded	361	33.23	
Vested	(95)	33.23	
Forfeited	(2)	33.23	
Outstanding at December 31, 2012	264	$ 33.23	$ 8,657
Outstanding and expected to vest at December 31, 2012	259	$ 33.23	$ 8,485

* The intrinsic value is calculated using the closing price per share of $32.79 as reported by the New York Stock Exchange on December 31, 2012.

The total intrinsic value of restricted stock units vested during the year ended December 31, 2012, was $3.1 million, based on the market value on the award date.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatilities of the Company's common stock measured monthly over a term that is equivalent to the expected life of the option. The expected terms of options are estimated based on the Company's prior exercise experience and future expectations of the exercise and termination behavior of the grantees. The risk-free rate is based on the yield of United States Treasury zero-coupon bonds with maturities comparable to the expected life in effect at the time of grant. The dividend yield is based on the expected dividend rate on the grant date.

The assumptions used in the Black-Scholes option pricing model for options granted in 2011 and 2010 were as follows:

Number of Options Granted *(in thousands)*	Grant Date	Risk-Free Interest Rate	Dividend Yield	Expected Life	Volatility	Exercise Price	Fair Value
1994 Plan							
1,362	02/03/11	2.62%	1.75%	6.2 years	39.0%	$29.66 to $32.63	$10.33
148	02/02/10	2.93%	1.62%	6.5 years	36.0%	24.75	$8.46
1995 Plan							
30	02/15/11	2.92%	1.76%	6.6 years	38.0%	$29.58	$10.49

No options were granted under the 1995 Plan in 2010 or under the 2011 Plan in 2012.

The following table summarizes the Company's stock option activity for the year ended December 31, 2012:

Non-Qualified Stock Options	Shares *(in thousands)*	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* *(in thousands)*
Outstanding at January 1, 2012	2,134	$31.15	3.1	$8,053
Exercised	(186)	$26.55		
Forfeited	(41)	$32.25		
Outstanding at December 31, 2012	1,907	$31.58	3.8	$5,347
Outstanding and expected to vest at December 31, 2012	1,882	$31.60	3.7	$5,261
Exercisable at December 31, 2012	1,081	$33.20	2.8	$2,592

* The intrinsic value represents the amount by which the fair market value of the underlying common stock exceeds the exercise price of the option, using the closing price per share of $32.79 as reported by the New York Stock Exchange on December 31, 2012.

The total intrinsic value of options exercised during the three years ended December 31, 2012, 2011 and 2010, was $1.1 million, $0.1 million and $1.4 million, respectively.

A summary of the status of unvested options as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

Unvested Options	Shares *(in thousands)*	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2012	1,242	$10.11
Vested	(397)	$9.87
Forfeited	(19)	$8.88
Unvested at December 31, 2012	826	$10.25

As of December 31, 2012, total unrecognized compensation cost of $18.1 million was related to unvested share-based compensation arrangements expected to be awarded under the 2011 Plan and granted under the 1994 Plan. This cost is expected to be recognized over a weighted-average period of 2.1 years. Options granted under the 1995 Plan are fully vested and the associated expense is fully recognized as of the date of grant.

The Company also maintains a Stock Bonus Plan whereby it awards shares to employees, who do not otherwise participate in one of the Company's stock-based incentive plans. The number of shares awarded, as well as the period of service, is determined by the Compensation and Leadership Development Committee of the Board. In 2012, 2011 and 2010, the Company issued, and committed to issue, 9 thousand, 12 thousand and 8 thousand shares, respectively, which resulted in pre-tax compensation charges, for both continuing and discontinued operations, of $0.5 million, $0.7 million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. These employees are also awarded cash bonuses, which are included in these charges, to compensate for their income taxes payable as a result of the stock bonuses. Shares have been issued under this Plan in the year following the year in which the employee reached the tenth anniversary of employment with the Company.

14. Segment Information

The Company is organized into three reporting segments. The segments are defined by the regions where the Company's products are manufactured, marketed and distributed to the Company's customers. The three regional segments are the North American segment, comprising primarily the United States and Canada, the European segment and the Asia/Pacific segment, comprising the Company's operations in China, Hong Kong, the south

Pacific and the Middle East. These segments are similar in several ways, including the types of materials, the production processes, the distribution channels and the product applications.

The Administrative & All Other column primarily includes expenses such as self-insured workers compensation claims for certain members of management, stock-based compensation for certain members of management, interest expense, foreign exchange gains or losses and income tax expense, as well as revenues and expenses related to real estate activities, such as rental income and depreciation expense on the Company's property in Vacaville, California, which the Company has leased to a third party for a 10-year term expiring in August 2020.

The following table illustrates certain measurements used by management to assess the performance of the segments described above as of December 31, 2012, 2011 and 2010, or for the years then ended:

(in thousands) 2012	North America	Europe	Asia/ Pacific	Administrative & All Other	Total
Net sales	$ 522,895	$ 122,549	$ 10,843	$ 949	$ 657,236
Sales to other segments *	5,121	430	15,721	–	21,272
Income (loss) from operations	71,586	(8,095)	(2,799)	1,017	61,709
Depreciation and amortization	16,317	7,744	1,330	1,466	26,857
Impairment of goodwill	–	2,346	–	–	2,346
Impairment of long-lived asset	461	342	–	–	803
Significant non-cash charges	7,369	1,053	194	2,051	10,667
Provision for income taxes	15,037	3,544	323	1,099	20,003
Capital expenditures and asset acquisitions, net of cash acquired	23,014	63,510	916	–	87,440
Total assets	583,501	194,000	30,455	82,366	890,322

2011	North America	Europe	Asia/ Pacific	Administrative & All Other	Total
Net sales	$ 474,722	$ 118,246	$ 9,528	$ 950	$ 603,446
Sales to other segments *	4,805	575	11,359	–	16,739
Income (loss) from operations	75,350	1,296	(1,471)	(1,118)	74,057
Depreciation and amortization	13,194	4,849	1,211	1,497	20,751
Impairment of goodwill	–	1,282	–	–	1,282
Impairment of long-lived asset	1,094	–	–	–	1,094
Significant non-cash charges	4,464	966	129	1,278	6,837
Provision for (benefit from) income taxes	25,348	2,588	(805)	755	27,886
Capital expenditures and asset acquisitions, net of cash acquired	72,291	5,062	544	19	77,916
Total assets	540,082	180,016	29,306	86,683	836,087

2010	North America	Europe	Asia/ Pacific	Administrative & All Other	Total
Net sales	$ 444,622	$ 101,314	$ 9,232	$ 319	$ 555,487
Sales to other segments *	3,994	136	9,140	–	13,270
Income (loss) from operations	81,007	(3,674)	(111)	1,202	78,424
Depreciation and amortization	13,588	4,626	1,233	1,704	21,151
Impairment of goodwill	–	6,292	–	–	6,292
Impairment of long-lived asset	–	419	–	–	419
Significant non-cash charges	2,645	390	47	607	3,689
Provision for income taxes	28,712	2,440	289	1,798	33,239
Capital expenditures and asset acquisitions, net of cash acquired	26,305	6,370	512	368	33,555
Total assets	557,762	123,669	25,576	167,702	874,709

* Sales to other segments are eliminated on consolidation.

Cash collected by the Company's United States subsidiaries is routinely transferred into the Company's cash management accounts, and therefore has been included in the total assets of "Administrative and All Other." Cash and short-term investment balances in "Administrative and All Other" were $91.9 million, $68.5 million and $274.6 million as of December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, the Company had $83.6 million or 47.6% of its cash and cash equivalents held outside the United States in accounts belonging to the Company's various foreign operating entities. The majority of this balance is held in foreign currencies and could be subject to additional taxation if it were repatriated to the United States. The Company has no plans to repatriate cash and cash equivalents held outside the United States as the Company expects to use such funds for future international growth and acquisitions.

The significant non-cash charges comprise compensation related to the awards under the stock-based incentive plans and the stock bonus plan. The Company's measure of profit or loss for its reportable segments is income (loss) from operations. The reconciling amounts between consolidated income before tax and consolidated income from operations are net interest income, which is primarily attributed to "Administrative and All Other," and loss from equity method investment, which is attributed to the North American segment.

The following table illustrates how the Company's net sales and long-lived assets were distributed geographically as of December 31, 2012, 2011 and 2010, or for the years then ended:

(in thousands)	2012		2011		2010	
	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets
United States	$ 479,390	$ 152,456	$ 433,242	$ 165,363	$ 401,675	$ 154,182
Canada	44,359	6,182	42,350	5,964	43,165	6,117
Denmark	15,096	2,252	17,158	2,607	15,775	3,328
United Kingdom	23,504	1,232	23,598	1,370	20,233	1,660
France	37,826	10,036	43,319	10,530	34,552	12,573
Germany	27,919	17,651	27,237	4,957	24,221	1,278
Switzerland	6,653	11,628	–	–	–	–
Poland	4,847	795	3,004	224	2,848	205
The Netherlands	3,336	92	–	–	–	–
Portugal	1,437	734	–	–	–	–
Ireland	791	2,757	2,720	3,075	2,769	3,454
China/Hong Kong	6,054	9,675	4,754	10,022	5,027	10,522
Australia	3,386	441	4,586	369	4,205	276
New Zealand	1,404	154	188	138	–	–
Other countries	1,234	577	1,290	560	1,017	604
	$ 657,236	$ 216,662	$ 603,446	$ 205,179	$ 555,487	$ 194,199

Net sales and long-lived assets, net of intangible assets, are attributable to the country where the operations are located.

The following table illustrates how the Company's net sales are distributed by product as of December 31, 2012, 2011 and 2010, or for the years then ended:

(in thousands)	2012	2011	2010
Wood Construction	$ 558,113	$ 536,131	$ 496,240
Concrete Construction	97,967	66,031	56,591
Other	1,156	1,284	2,656
Total	$ 657,236	$ 603,446	$ 555,487

Wood construction products include connectors, truss plates, fastening systems, fasteners and pre-fabricated shearwalls and are used for connecting and strengthening wood-based construction primarily in the residential construction market. Concrete construction products include adhesives, chemicals, mechanical anchors, carbide drill bits, powder actuated tools and fiber reinforcing materials and are used for restoration, protection or strengthening concrete, masonry and steel construction in residential, industrial, commercial and infrastructure construction.

The Company's largest customer, attributable mostly to the North American segment, accounted for 10%, 10% and 11% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

15. Subsequent Events

In January 2013, the Company received $0.7 million for repayment of the loan from an entity related to Keymark. See Note 12.

In February 2013, the Board authorized the Company to repurchase up to $50.0 million of the Company's common stock. The authorization will remain in effect through the end of 2013.

In February 2013, the Company acquired certain assets relating to the TJ® ShearBrace ("ShearBrace") product line of Weyerhaeuser NR Company, a Washington corporation, ("Weyerhaeuser") for $5.3 million. The ShearBrace is a line of pre-fabricated shear walls, that will complement the Company's Strong-Wall shear wall, and is sold throughout North America. This transaction will be recorded as a business combination in accordance with the business acquisition method. Because the transaction was so recent, the Company is in the process of evaluating the information required to determine the purchase price allocation.

16. Discontinued Operations

On August 31, 2010, the Company sold substantially all of the assets and liabilities of Simpson Dura-Vent to M&G Holding B.V. and M&G Dura-Vent, Inc. (collectively ("M&G") pursuant to an agreement dated June 30, 2010. The Company decided to sell the assets of Simpson Dura-Vent to focus exclusively on the development of its other businesses. Simpson Dura-Vent represented the Company's entire venting operations. The sale price was $28.3 million, of which $27.7 million was received on closing. The Company recorded a loss on sale of $0.7 million.

The results from discontinued operations, including the impairment charges described below, for the year ended December 31, 2010, were as follows:

(in thousands)		**Year Ended December 31 2010** *
Net sales	$	33,372
Cost of sales		28,073
Gross profit		5,299
Operating expenses		6,683
Impairment charge		21,350
Loss on sale		657
Other expenses		28
Loss from discontinued operations		(23,419)
Benefit from income taxes from discontinued operations		(7,207)
Loss from discontinued operations, net of tax	$	(16,212)

* The Company sold the discontinued operation on August 31, 2010.

The Company sold the following Simpson Dura-Vent net assets and liabilities, valued at their book value:

(in thousands)		
Accounts receivable	$	11,925
Inventory		18,164
Other current assets		30
Accounts payable		(436)
Other accrued liabilities		(680)
Total net assets sold	$	29,003

The net loss of $0.7 million recorded on the sale of the Simpson Dura-Vent net assets and liabilities is calculated as follows:

(in thousands)	
Net proceeds received	$ 28,346
Carrying value of net assets sold	29,003
Loss on sale	$ 657

In the second quarter of 2010, as a result of the entry into the agreement to sell assets of Simpson Dura-Vent, the Company recorded a pre-tax impairment charge of $21.4 million based on Level 2 fair value inputs, which included professional fees of $0.7 million, in discontinued operations. The assets impaired consisted of goodwill in the amount of $4.4 million, intangible assets of $1.6 million, fixed assets of $10.7 million, inventory of $3.8 million and other non-current assets of $0.2 million. The Company retained its real estate in Vacaville, California, all Simpson Dura-Vent balances related to cash, employee-related liabilities and specified long-term liabilities. On completion of the sale of the assets, the Company leased its facilities in Vacaville, California, to M&G for approximately $0.9 million per year for ten years.

17. Selected Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly financial data for each of the quarters in 2012 and 2011:

(in thousands, except per share amounts)	**2012**				**2011**			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
Net sales	$ 144,686	$ 172,113	$ 181,703	$ 158,734	$ 130,732	$ 162,366	$ 177,812	$ 132,536
Cost of sales	89,482	96,390	98,557	89,329	75,822	86,919	94,313	75,588
Gross profit	55,204	75,723	83,146	69,405	54,910	75,447	83,499	56,948
Research and development and other engineering	8,763	8,916	9,043	9,198	6,143	6,804	6,945	5,994
Selling	21,109	20,941	19,881	20,432	18,041	18,633	19,819	17,075
General and administrative	23,799	23,843	27,087	26,244	23,570	25,174	25,454	21,621
Impairment of goodwill	2,346	–	–	–	1,282	–	–	–
Loss (gain) on sale of assets	124	33	(13)	23	190	(46)	73	(25)
Income (loss) from operations	(937)	21,990	27,148	13,508	5,684	24,882	31,208	12,283
Income (loss) in equity method investment	–	–	–	–	–	4,471	(69)	(14)
Interest income, net	35	55	58	65	82	79	108	72
Income (loss) before income taxes	(902)	22,045	27,206	13,573	5,766	29,432	31,247	12,341
Provision for (benefit from) income taxes	(6,785)	9,069	11,347	6,372	818	10,052	11,754	5,263
Net income	$ 5,883	$ 12,976	$ 15,859	$ 7,201	$ 4,948	$ 19,380	$ 19,493	$ 7,078
Earnings per common share:								
Basic	$ 0.12	$ 0.27	$ 0.33	$ 0.15	$ 0.10	$ 0.40	$ 0.39	$ 0.14
Diluted	0.12	0.27	0.33	0.15	0.10	0.40	0.39	0.14
Cash dividends declared per common share	$ 0.25	$ 0.125	$ 0.125	$ 0.125	$ 0.125	$ 0.125	$ 0.125	$ 0.125

Basic and diluted income per common share for each of the quarters presented above is based on the respective weighted average numbers of common and dilutive potential common shares outstanding for each quarter, and the sum of the quarters may not necessarily be equal to the full year basic and diluted net income per common share amounts.

SCHEDULE II

Simpson Manufacturing Co., Inc. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
for the years ended December 31, 2012, 2011 and 2010

Column A	Column B	Column C		Column D	Column E
		Additions			
(in thousands) Classification	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts – Write-offs	Deductions	Balance at End of Year
Year Ended December 31, 2012					
Allowance for doubtful accounts	$ 991	$ 355	$ –	$ 59	$ 1,288
Allowance for sales discounts	1,231	401	–	–	1,632
Allowance for deferred tax assets	6,279	3,600	–	159	9,720
Year Ended December 31, 2011					
Allowance for doubtful accounts	1,344	67	–	420	991
Allowance for sales discounts	1,181	50	–	–	1,231
Allowance for deferred tax assets	7,167	1,081	–	1,970	6,279
Year Ended December 31, 2010					
Allowance for doubtful accounts	4,667	(81)	–	3,242	1,344
Allowance for sales discounts	1,908	794	–	1,521	1,181
Allowance for deferred tax assets	4,888	3,344	–	1,065	7,167

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. As of December 31, 2012, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"). Based on that evaluation, the CEO and the CFO concluded that the Company's disclosure controls and procedures were designed and effective in providing that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate to allow timely decisions regarding required disclosures.

The Company's management, including the CEO and the CFO, does not, however, expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will necessarily prevent all fraud and material errors. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the facts that there are resource constraints and that the benefits of controls must be considered relative to their costs. The inherent limitations in an internal control system include the realities that judgments can be faulty and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of controls. The design of any system of internal control is also based in part on assumptions about the likelihood of future events, and there can be only reasonable, not absolute, assurance that any design will succeed in achieving its stated goals under all potential events and conditions. Over time, controls may become inadequate because of changes in circumstances, or the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting. During the three months ended December 31, 2012, the Company made no changes to its internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's management has excluded S&P Clever and Keymark from its assessment of internal control over financial reporting as of December 31, 2012, because they were acquired by the Company in purchase business combinations during 2012. The total assets of these acquisitions are 8.1% and 1.0%, respectively, and combined total revenues are 2.6%, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report on Form 10-K, has also audited the Company's internal control over financial reporting, which is included herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this Item will be contained in the Company's proxy statement for the annual meeting of its stockholders to be held on April 23, 2013, to be filed with the Securities and Exchange Commission not later than 120 days following the end of the Company's fiscal year ended December 31, 2012, which information is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this Item will be contained in the Company's proxy statement for the annual meeting of its stockholders to be held on April 23, 2013, to be filed with the Securities and Exchange Commission not later than 120 days following the end of the Company's fiscal year ended December 31, 2012, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Certain information required by this Item will be contained in the Company's proxy statement for the annual meeting of its stockholders to be held on April 23, 2013, to be filed with the Securities and Exchange Commission not later than 120 days following the end of the Company's fiscal year ended December 31, 2012, which information is incorporated herein by reference. The other information required by this Item appears in this report under "Item 5 – Market for Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item will be contained in the Company's proxy statement for the annual meeting of its stockholders to be held on April 23, 2013, to be filed with the Securities and Exchange Commission not later than 120 days following the end of the Company's fiscal year ended December 31, 2012, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this Item will be contained in the Company's proxy statement for the annual meeting of its stockholders to be held on April 23, 2013, to be filed with the Securities and Exchange Commission not later than 120 days following the end of the Company's fiscal year ended December 31, 2012, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. Consolidated financial statements

   The following consolidated financial statements are filed as a part of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2012 and 2011

   Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

   Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012

   Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   The following consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2012, is filed as part of this Annual Report:

   Schedule II—Valuation and Qualifying Accounts—Years ended December 31, 2012, 2011 and 2010

   All other schedules have been omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(b) Exhibits

The following exhibits are either incorporated by reference into this report or filed with this report, as indicated below.

3.1 Certificate of Incorporation of Simpson Manufacturing Co., Inc., as amended, is incorporated by reference to Exhibit 3.1 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

3.2 Bylaws of Simpson Manufacturing Co., Inc., as amended through December 13, 2010, are incorporated by reference to Exhibit 3.2 of its Current Report on Form 8-K dated December 16, 2010.

4.1 Amended Rights Agreement dated as of June 15, 2009, between Simpson Manufacturing Co., Inc. and Computershare Trust Company, N.A., which includes as Exhibit B the form of Rights Certificate, is incorporated by reference to Exhibit 4.1 of Simpson Manufacturing Co., Inc.'s Registration Statement on Form 8-A/A dated June 15, 2009.

4.2 Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Simpson Manufacturing Co., Inc., dated July 30, 1999, is incorporated by reference to Exhibit 4.2 of its Registration Statement on Form 8-A dated August 4, 1999.

4.3 Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees is incorporated by reference to Exhibit 4.3 of Simpson Manufacturing Co., Inc.'s Registration Statement on Form S-8, File Number 333-173811, dated April 29, 2011.

4.4 Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees is incorporated by reference to Exhibit 4.4 of Simpson Manufacturing Co., Inc.'s Registration Statement on Form

S-8, File Number 333-173811, dated April 29, 2011.

10.1 Simpson Manufacturing Co., Inc. 1994 Stock Option Plan, as amended through February 13, 2008, is incorporated by reference to Exhibit 10.1 of Simpson Manufacturing Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

10.2 Simpson Manufacturing Co., Inc. 1995 Independent Director Stock Option Plan, as amended through November 18, 2004, is incorporated by reference to Exhibit 10.2 of Simpson Manufacturing Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

10.3 Simpson Manufacturing Co., Inc. Executive Officer Cash Profit Sharing Plan, as amended through February 25, 2008, is incorporated by reference to Exhibit 10.3 of Simpson Manufacturing Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

10.4 Credit Agreement, dated as of July 27, 2012, among Simpson Manufacturing Co., Inc. as Borrower, the Lenders party thereto, Wells Fargo Bank, National Association, in its separate capacities as Swing Line Lender and L/C issuer and as Administrative Agent, and Simpson Strong-Tie Company Inc., and Simpson Strong-Tie International, Inc. as Guarantors, is incorporated by reference to Exhibit 10.1 of Simpson Manufacturing Co., Inc.'s Current Report on Form 8-K dated August 1, 2012

10.5 Form of Indemnification Agreement between Simpson Manufacturing Co., Inc. and its directors and executive officers, as well as the officers of Simpson Strong-Tie Company Inc., is incorporated by reference to Exhibit 10.2 of Simpson Manufacturing Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

10.6 Compensation of Named Executive Officers is incorporated by reference to Exhibit 10 of Simpson Manufacturing Co., Inc.'s Current Report on Form 8-K dated December 10, 2012 and on Form 8-K/A dated January 31, 2013.

10.7 Simpson Manufacturing Co., Inc. 2011 Incentive Plan is incorporated by reference to Exhibit A of Simpson Manufacturing Co., Inc.'s Schedule 14A Proxy Statement dated March 10, 2011.

10.8 Share Purchase Agreement dated as of October 26, 2011, between Josef Scherer and Yvonne Scherer, owners of S&P Clever Reinforcement Company AG and S&P Reinforcement International AG, both companies incorporated under the laws of Switzerland, on the one hand, and Simpson Manufacturing Co., Inc., on the other hand, is incorporated by reference to Exhibit 10.9 of Simpson Manufacturing Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

10.9 Asset Purchase Agreement dated as of December 16, 2011, by and between Automatic Stamping, LLC, a North Carolina limited liability company, Automatic Stamping Auxiliary Services, LLC, a North Carolina limited liability company, and William H. Black, Jr., on the one hand, and Simpson Strong-Tie Company Inc., a California corporation, on the other hand, is incorporated by reference to Exhibit 10.10 of Simpson Manufacturing Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011.

21. List of Subsidiaries of the Registrant is filed herewith.

23. Consent of Independent Registered Public Accounting Firm is filed herewith.

31. Rule 13a-14(a)/15d-14(a) Certifications are filed herewith.

32. Section 1350 Certifications are filed herewith.

99.1 Simpson Manufacturing Co., Inc. 1994 Employee Stock Bonus Plan, as amended through November 18, 2004, is incorporated by reference to Exhibit 99.1 of Simpson Manufacturing Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007.

101 Financial statements from the annual report on Form 10-K of Simpson Manufacturing Co., Inc. for the year ended December 31, 2012, formatted in XBRL, are filed herewith and include: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statement of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.

Exhibit 21

Simpson Manufacturing Co., Inc. and Subsidiaries
List of Subsidiaries of Simpson Manufacturing Co., Inc.
At February 28, 2013

1. Simpson Strong-Tie Company Inc., a California corporation
2. Simpson Strong-Tie International, Inc., a California corporation
3. Simpson Strong-Tie Canada, Limited, a Canadian corporation
4. Simpson Strong-Tie Europe EURL, a French corporation
5. Simpson Strong-Tie, S.A.S., a French corporation
6. Simpson Strong-Tie Japan, Inc., a California corporation
7. Simpson Strong-Tie Australia, Inc., a California corporation
8. Simpson Strong-Tie A/S, a Danish corporation
9. Simpson Strong-Tie GmbH, a German corporation
10. Simpson Strong-Tie Sp.z,o.o., a Polish corporation
11. Simpson France SCI, a French corporation
12. Simpson Strong-Tie Australia Pty Limited, an Australian corporation
13. Simpson Strong-Tie Mexico, S. de R.L. de C.V., a Mexican corporation
14. Simpson Strong-Tie Asia Limited, a Hong Kong company
15. Simpson Strong-Tie Asia Holding Limited, a Hong Kong company
16. Simpson Strong-Tie (Beijing) Company Limited, a Chinese company
17. Simpson Strong-Tie (Zhangjiagang) Co., Ltd., a Chinese company
18. Simpson Strong-Tie Ireland Limited, an Irish company
19. Ahorn-Geräte & Werkzeuge Vertriebs GmbH, a German company
20. Simpson Strong-Tie s.r.o., a Czech company
21. Societe Civile Immobiliere IMAG SCI, a French corporation
22. Socom S.A.S., a French corporation
23. Simpson Strong-Tie (New Zealand) Limited, a New Zealand company
24. Simpson Strong-Tie Switzerland GmbH, a Switzerland company
25. S&P Clever Reinforcement Company AG, a Switzerland company
26. S&P Handels GmbH, an Austrian company
27. S&P Clever Reinforcement GmbH, a Germany company
28. S&P Clever Reinforcement Company Benelux B.V., a Dutch company
29. S&P Polska Sp. z o.o., a Polish corporation
30. Clever Reinforcement Iberica – Materiais de Construção, Lda., a Portugal private limited liability company
31. S&P Reinforcement France, a French company

32. Simpson Strong-Tie (Thailand) Co., Ltd, a Thai company

33. Simpson Strong-Tie Vietnam Company Limited, a Vietnam company

34. Simpson Strong-Tie South Africa (PTY) Ltd, a South Africa company

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 033-85662, 033-90964, 333-37325, 333-40858, 333-97313, 333-97315, and 333-173811) of Simpson Manufacturing Co., Inc. of our report dated February 28, 2013 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP
San Francisco, California
February 28, 2013

Exhibit 31

Simpson Manufacturing Co., Inc. and Subsidiaries
Rule 13a-14(a)/15d-14(a) Certifications

I, Karen Colonias, certify that:

1. I have reviewed this annual report on Form 10-K of Simpson Manufacturing Co., Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: February 28, 2013

By /s/Karen Colonias
Karen Colonias
Chief Executive Officer

Exhibit 31 (continued)

Simpson Manufacturing Co., Inc. and Subsidiaries
Rule 13a-14(a)/15d-14(a) Certifications

I, Brian Magstadt, certify that:

1. I have reviewed this annual report on Form 10-K of Simpson Manufacturing Co., Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: February 28, 2013

By /s/Brian Magstadt
Brian Magstadt
Chief Financial Officer

Exhibit 32

Simpson Manufacturing Co., Inc. and Subsidiaries
Section 1350 Certifications

The undersigned, Karen Colonias and Brian Magstadt, being the duly elected and acting Chief Executive Officer and Chief Financial Officer, respectively, of Simpson Manufacturing Co., Inc., a Delaware corporation (the "Company"), hereby certify that the annual report of the Company on Form 10-K for the year ended December 31, 2012, fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended, and that information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2013

/s/ Karen Colonias
Karen Colonias

/s/Brian Magstadt
Brian Magstadt

A signed original of this written statement required by Section 1350 of Chapter 63 of Title 18 of the United States Code has been provided to Simpson Manufacturing Co., Inc. and will be retained by Simpson Manufacturing Co., Inc. and furnished to the Securities and Exchange Commission or its staff on request.

SIGNATURES

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2013

Simpson Manufacturing Co., Inc.
(Registrant)

By /s/Brian Magstadt
Brian Magstadt
Chief Financial Officer
and Duly Authorized Officer
of the Registrant
(principal accounting and financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
Chief Executive Officer:		
/s/Karen Colonias (Karen Colonias)	President and Chief Executive Officer	February 28, 2013
Chief Financial Officer:		
/s/Brian Magstadt (Brian Magstadt)	Chief Financial Officer, Treasurer and Secretary (principal accounting and financial officer)	February 28, 2013
Directors:		
/s/Barclay Simpson (Barclay Simpson)	Chairman Emeritus of the Board and Director	February 28, 2013
/s/Thomas J Fitzmyers (Thomas J Fitzmyers)	Chairman of the Board and Director	February 28, 2013
/s/James S. Andrasick (James S. Andrasick)	Director	February 28, 2013
/s/Jennifer A. Chatman (Jennifer A. Chatman)	Director	February 28, 2013
/s/Earl F. Cheit (Earl F. Cheit)	Director	February 28, 2013
/s/Gary M. Cusumano (Gary M. Cusumano)	Director	February 28, 2013
/s/Peter N. Louras (Peter N. Louras)	Director	February 28, 2013

/s/Robin G. MacGillivray (Robin G. MacGillivray)	Director	February 28, 2013
/s/Barry Lawson Williams (Barry Lawson Williams)	Director	February 28, 2013


SIMPSON
Manufacturing
COMPANY

SIMPSON MANUFACTURING CO., INC.
5956 W. Las Positas Boulevard
Pleasanton, CA 94588
Tel: (800) 925-5099 Fax: (925) 847-1608
www.simpsonmfg.com